UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 3

Summary

Registration data
General information	02
Address	04
Marketable securities	05
Auditor	06
Share registrar	07
Investor Relations Officer or equivalent	08
Shareholders’ Department	09

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 3

1 - General information

Company Name:                      CPFL ENERGIA S.A.

Initial Company name:              08/06/2002

Type of participant:                   Publicly quoted corporation

Previous

company name:                       Draft II Participações S.A

Date of Incorporation:               03/20/1998

CNPJ (Federal Tax ID):             02.429.144/0001-93

CVM CODE:                            1866-0

Registration

Date CVM:                               05/18/2000

State of CVM

Registration:                             Active

Starting date

of situation:                             05/18/2000

Country:                                  Brazil

Country in which the

marketable securities

are held in custody:                  Brazil

Foreign countries in

which the marketable

securities are accepted

for trading

                                              Country                                                                       Date of admission

                                              United States                                                                         09/29/2004

Sector of activity:                     Holding (Electric Energy)

Description of activity:              Holdings

Issuer’s Category:                   Category A

Registration Date

on actual category:                  01/01/2010

Issuer’s Situation:                    Operational

Starting date

of situation:                             05/18/2000

Type of share control:               Private Holding

Date of last change of
share control:                          11/30/2009

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 3

Date of last change of company year:

Day/Month of

year end:                                  12/31

Web address:                                         www.cpfl.com.br

Newspapers in which

issuer discloses its information:            Name of paper in which issuer discloses its information            FU

                                                          Diario Oficial do Estado de São Paulo                                SP

                                                          Valor Econômico                                                                 SP

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 3

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-6083, FAX: (019) 3756-6089,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, E-MAIL: ri@cpfl.com.br

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 3

3 - MARKETABLE SECURITIES

Shares                                                Trading                                               Listing

Trading mkt      Managing body                        Start date         End      Segment          Start date         End

Bolsa              BM&FBOVESPA                    09/29/2004                                Novo Mercado 9/29/2004

Debentures                                                               Trading                                              Listing

Trading mkt      Managing body                        Start date         End      Segment          Start date         End

Organized

Market             CETIP                                    05/18/2000                   Traditional       05/19/2000

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 3

4 - AUDITOR INFORMATION

Is there an auditor?                    Yes

CVM CODE:                             385-9

Type of Auditor:                         Brazilian

INDEPENDENT ACCOUNTANT: Deloitte Touche Tomatsu Auditores Independentes

CNPJ:                                      49.928.567/0001-11

Service Provision Period:            03/12/2012

PARTNER IN CHARGE                Service Provision Period                          CPF (INDIVIDUAL TAX ID)

Marcelo Magalhães Fernandes            03/12/2012                                  110.931.498-17

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 3

5 – SHARE REGISTRER

Do you have service provider:                 Yes

Corporate Name:                                  Banco do Brasil

CNPJ:                                                 00.000.000/0001-91

Service Provision Period:                       01/01/2011

Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 3

6 – INVESTOR RELATIONS OFFICER

NAME:                                    Gustavo Estrella

                                               Director of Investor Relations

CPF/CNPJ:                              037.234.097-09

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: gustavoestrella@cpfl.com.br.

Start date of activity:                 02/27/2013

End date of activity:

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 3

7 – SHAREHOLDERS’ DEPARTMENT

Contact                                   Eduardo Atsushi Takeiti

Start date of activity:                12/13/2011

End date of activity:

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail:  eduardot@cpfl.com.br

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2013 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	11
Cash dividend	11
Parent Company Financial Statements
Balance Sheet Assets	12
Balance Sheet Liabilities	13
Income Statement	14
Statement of Comprehensive Income	15
Cash Flow Statements	16
Statement of Changes in Shareholders´ Equity
01/01/2013 to 06/30/2013	17
01/01/2012 to 06/30/2012	18
Statements of Added Value	19
Consolidated Financial Statements
Balance Sheet Assets	20
Balance Sheet Liabilities	21
Income Statement	22
Statement of Comprehensive Income	23
Cash Flow Statements	24
Statement of Changes in Shareholders’ Equity
01/01/2013 to 06/30/2013	25
01/01/2012 to 06/30/2012	26
Statements of Added Value	27
Comments on Performance	28
Notes to Interim Financial Statements	38
Other relevant information	110
Reports
Independent Auditors’ Report Unqualified	115

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 06/30/2013
Paid in Capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)

AGM	04/19/2013	Dividend	04/30/13	ON (Common shares)		0.47378
Board of Directors meeting	08/14/2013	Dividend		ON (Common shares)		0.40389

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 06/30/2013	Previous Year 12/31/2012
1	Total assets	8,418,239	6,767,769
1.01	Current assets	2,393,722	574,911
1.01.01	Cash and cash equivalents	1,650,873	141,835
1.01.02	Financial Investments	-	3,939
1.01.02.02	Financial Investments at amortized cost	-	3,939
1.01.02.02.01	Held to maturity	-	3,939
1.01.06	Recoverable taxes	37,983	25,311
1.01.06.01	Current Recoverable taxes	37,983	25,311
1.01.08	Other current assets	704,866	403,826
1.01.08.03	Others	704,866	403,826
1.01.08.03.01	Other Credits	2,843	1,813
1.01.08.03.02	Dividends and interest on shareholders’ equity	701,788	401,473
1.01.08.03.03	Derivative	235	540
1.02	Noncurrent assets	6,024,517	6,192,858
1.02.01	Noncurrent assets	201,846	203,481
1.02.01.06	Deferred taxes	172,610	177,411
1.02.01.06.02	Deferred taxes credits	172,610	177,411
1.02.01.09	Other noncurrent assets	29,236	26,070
1.02.01.09.03	Escrow deposits	12,919	12,579
1.02.01.09.05	Other credits	15,246	13,365
1.02.01.09.06	Derivatives	16	71
1.02.01.09.07	Advance for future capital increase	1,055	55
1.02.02	Investments	5,821,670	5,988,616
1.02.02.01	Permanent equity interests	5,821,670	5,988,616
1.02.02.01.02	Investments in subsidiares	5,821,670	5,988,616
1.02.03	Property, plant and equipment	949	687
1.02.04	Intangible assets	52	74

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 06/30/2013	Previous Year 12/31/2012
2	Total liabilities	8,418,239	6,767,769
2.01	Current liabilities	223,114	195,159
2.01.01	Social and Labor Obligations	80	28
2.01.01.02	Labor Obligations	80	28
2.01.01.02.01	Estimated Labor Obligation	80	28
2.01.02	Suppliers	742	1,283
2.01.02.01	National Suppliers	742	1,283
2.01.03	Tax Obligations	19,318	453
2.01.03.01	Federal Tax Obligations	19,318	453
2.01.03.01.02	Others	19,318	453
2.01.04	Loans and financing	167,224	157,082
2.01.04.02	Debentures	167,224	157,082
2.01.04.02.01	Accrued Interest on debentures	17,224	7,082
2.01.04.02.02	Debentures	150,000	150,000
2.01.05	Other Current liabilities	35,750	36,313
2.01.05.02	Others	35,750	36,313
2.01.05.02.01	Dividends and interest on shareholders´ equity	16,601	16,856
2.01.05.02.05	Other payable	19,149	19,457
2.02	Noncurrent liabilities	1,480,505	191,882
2.02.01	Loans and financing	1,437,174	150,000
2.02.01.02	Debentures	1,437,174	150,000
2.02.02	Other Noncurrent liabilities	30,288	29,358
2.02.02.02	Others	30,288	29,358
2.02.02.02.04	Other payable	30,288	29,358
2.02.04	Provisons	13,043	12,524
2.02.04.01	Provision for tax, civil and labor risks	13,043	12,524
2.02.04.01.01	Tax Provisions	13,043	12,524
2.03	Shareholders’ equity	6,714,620	6,380,728
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	228,322	228,322
2.03.04	Profit reserves	819,218	1,339,286
2.03.04.01	Legal reserves	556,482	556,481
2.03.04.02	Statutory reserve - financial asset of concession	262,736	-
2.03.04.08	Additional dividend proposed	-	455,906
2.03.04.10	Earnings retained for investment	-	326,899
2.03.05	Retained earnings	363,049	-
2.03.08	Other Comprehensive Income	510,607	19,696
2.03.08.01	Accumulated Comprehensive Income	510,607	19,696

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous year - Second Quarter	YTD Previous Year
		04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012
3.01	Net Operating revenues	20	50	21	22
3.03	Gross Operating income	20	50	21	22
3.04	Gross Operating income (expense)	(94,710)	312,223	282,331	678,275
3.04.02	General and administrative	(5,949)	(10,860)	(5,762)	(11,827)
3.04.05	Other operating expenses	-	-	(32)	(31)
3.04.06	Equity income	(88,761)	323,083	288,125	690,133
3.05	Income before financial income and taxes	(94,690)	312,273	282,352	678,297
3.06	Financial income / expense	(8,938)	(10,582)	(10,999)	(6,459)
3.06.01	Financial income	(1,041)	2,823	(938)	15,476
3.06.02	Financial expense	(7,897)	(13,405)	(10,061)	(21,935)
3.07	Income before taxes	(103,628)	301,691	271,353	671,838
3.08	Income tax and social contribution	(17,283)	(17,015)	(29,784)	(29,954)
3.08.01	Current	(12,215)	(12,214)	(20,991)	(20,991)
3.08.02	Deferred	(5,068)	(4,801)	(8,793)	(8,963)
3.09	Net income/(loss) from continuing operations	(120,911)	284,676	241,569	641,884
3.11	Net income/(loss)	(120,911)	284,676	241,569	641,884
3.99.01	Net income/(loss) per share - Basic	-	-	-	-
3.99.01.01	ON	0.13	0.30	0.25	0.67
3.99.02	Net income/(loss) per share - Diluted	-	-	-	-
3.99.02.01	ON	0.13	0.29	0.25	0.66

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous year - Second Quarter	YTD Previous Year
		04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012
4.01	Net income/(loss)	(120,911)	284,676	241,569	641,884
4.02	Other comprehensive income	502,927	502,927	-	-
4.02.01	Equity on comprehensive income of subsidiaries	502,927	502,927	-	-
4.03	Comprehensive income	382,016	787,603	241,569	641,884

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2013 TO JUNE 30, 2013 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	228,322	1,339,287	-	535,627	6,896,660
5.02	Prior year profit or loss	-	-	-	-	(515,932)	(515,932)
5.03	Adjusted balance	4,793,424	228,322	1,339,287	-	19,695	6,380,728
5.04	Capital transactions with the shareholders	-	-	(455,906)	2,192	-	(453,714)
5.04.10	Additional dividend aproved	-	-	(455,906)	-	-	(455,906)
5.04.11	Prescribed dividend	-	-	-	2,192	-	2,192
5.05	Total comprehensive income	-	-	-	284,676	502,930	787,606
5.05.01	Net income / (loss) for the period	-	-	-	284,676	-	284,676
5.05.02	Other comprehensive income	-	-	-	-	502,930	502,930
5.05.02.03	Comprehensive income - Actuarial gain	-	-	-	-	502,930	502,930
5.06	Internal changes of shareholders' equity	-	-	(64,164)	76,181	(12,017)	-
5.06.04	Statutory reserve in the period	-	-	(64,164)	64,164	-	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	12,017	(12,017)	-
5.07	Final balance	4,793,424	228,322	819,217	363,049	510,608	6,714,620

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2012 TO JUNE 30, 2012 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	229,956	1,253,655	-	790,123	7,067,158
5.02	Prior Year profit or loss	-	-	-	227,118	(117,745)	109,373
5.03	Adjusted balance	4,793,424	229,956	1,253,655	227,118	672,378	7,176,531
5.04	Capital transactions with the shareholders	-	(3,005)	(758,470)	2,020	-	(759,455)
5.04.08	Business combination - CPFL Renováveis	-	(3,005)	-	-	-	(3,005)
5.04.09	Additional dividend aproved	-	-	(758,470)	-	-	(758,470)
5.04.10	Prescribed Dividend	-	-	-	2,020	-	2,020
5.05	Total comprehensive income	-	-	-	641,884	-	641,884
5.05.01	Net income / (loss) for the period	-	-	-	641,884	-	641,884
5.06	Internal changes of shareholders' equity	-	-	-	14,092	(14,092)	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	14,092	(14,092)	-
5.07	Final balance	4,793,424	226,951	495,185	885,114	658,286	7,058,960

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2013 to 06/30/2013	YTD Current year 01/01/2012 to 06/30/2012
6.01	Net cash from operating activities	671,662	248,283
6.01.01	Cash generated (used) from operations	(9,876)	(201)
6.01.01.01	Net income, including income tax and social contribution	301,691	671,838
6.01.01.02	Depreciation and amortization	36	34
6.01.01.03	Reserve for tax, civil, labor and environmental risks	199	-
6.01.01.04	Equity in subsidiaries	(323,083)	(690,133)
6.01.01.05	Interest and monetary and exchange restatement	11,281	18,060
6.01.02	Variation on assets and liabilities	681,538	248,484
6.01.02.01	Dividend and interest on equity received	681,777	268,239
6.01.02.02	Recoverable taxes	(1,655)	(6,254)
6.01.02.03	Escrow deposits	(18)	(14)
6.01.02.04	Other operating assets	(2,912)	1,541
6.01.02.05	Suppliers	(541)	30
6.01.02.06	Other taxes and social contributions	6,650	9,832
6.01.02.07	Interest on debts (paid)	(2,437)	(24,956)
6.01.02.08	Income tax and social contribution	-	(140)
6.01.02.09	Other operating liabilities	674	206
6.02	Net cash in investing activities	3,947	2,582
6.02.01	Increase in property, plant and equipment	(275)	(190)
6.02.02	Financial investments	4,710	23,322
6.02.04	Intercompany loans with subsidiaries and associated companies	514	(1,544)
6.02.05	Capital increase in investments	(1)	(19,006)
6.02.06	Others	(1)	-
6.02.07	Additions to intangible assets	(1,000)	-
6.03	Net cash in financing activities	833,429	(756,080)
6.03.01	Payments of Loans, financing and debentures , net of derivatives	223	-
6.03.02	Payments of dividend and interest on shareholders’ equity	(453,968)	(756,080)
6.03.03	Loans, financing and debentures obtained	1,287,174	-
6.05	Increase (decrease) in cash and cash equivalents	1,509,038	(505,215)
6.05.01	Cash and cash equivalents at beginning of period	141,835	549,189
6.05.02	Cash and cash equivalents at end of period	1,650,873	43,974

16

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2013 to 06/30/2013	YTD Previous year 01/01/2012 to 06/30/2012
7.01	Revenues	330	24
7.01.01	Sales of goods, products and services	55	24
7.01.03	Revenues related to the construction of own assets	275	-
7.02	Inputs	(4,491)	(5,881)
7.02.02	Material-Energy-Outsourced services-Other	(2,671)	(3,260)
7.02.04	Other	(1,820)	(2,621)
7.03	Gross added value	(4,161)	(5,857)
7.04	Retentions	(36)	(33)
7.04.01	Depreciation and amortization	(36)	(33)
7.05	Net added value generated	(4,197)	(5,890)
7.06	Added value received in transfer	332,620	715,539
7.06.01	Equity in subsidiaries	323,083	690,133
7.06.02	Financial income	9,537	25,406
7.07	Added Value to be Distributed	328,423	709,649
7.08	Distribution of Added Value	328,423	709,649
7.08.01	Personnel	5,319	4,992
7.08.01.01	Direct Remuneration	3,912	2,950
7.08.01.02	Benefits	935	1,767
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	472	275
7.08.02	Taxes, Fees and Contributions	24,980	40,781
7.08.02.01	Federal	24,960	40,777
7.08.02.02	State	20	4
7.08.03	Remuneration on third parties’ capital	13,448	21,992
7.08.03.01	Interest	13,385	21,933
7.08.03.02	Rental	63	59
7.08.04	Remuneration on own capital	284,676	641,884
7.08.04.03	Retained profit / loss for the period	284,676	641,884

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 06/30/2013	Previous Year 12/31/2012
1	Total assets	32,176,288	28,924,279
1.01	Current assets	8,330,962	5,544,938
1.01.01	Cash and cash equivalents	5,419,584	2,435,034
1.01.02	Financial Investments	6,891	6,100
1.01.02.02	Financial Investments at amortized cost	6,891	6,100
1.01.02.02.01	Held to maturity	6,891	6,100
1.01.03	Accounts receivable	1,854,716	2,205,024
1.01.03.01	Consumers	1,854,716	2,205,024
1.01.04	Materials and suppliers	21,254	36,826
1.01.06	Recoverable taxes	308,468	250,987
1.01.06.01	Current Recoverable taxes	308,468	250,987
1.01.08	Other current assets	720,049	610,967
1.01.08.03	Other	720,049	610,967
1.01.08.03.01	Other credits	523,542	485,908
1.01.08.03.02	Derivatives	845	870
1.01.08.03.03	Leases	10,305	9,740
1.01.08.03.04	Dividends and interest on shareholders’ equity	47,889	55,033
1.01.08.03.05	Financial asset of concession	34,444	34,444
1.01.08.03.06	Receivables from Resources provided by the Energy Development Account - CDE	103,024	24,972
1.02	Noncurrent assets	23,845,326	23,379,341
1.02.01	Noncurrent assets	6,238,158	6,072,843
1.02.01.03	Accounts receivable	159,171	161,659
1.02.01.03.01	Consumers	159,171	161,659
1.02.01.06	Deferred taxes	1,264,823	1,257,787
1.02.01.06.02	Deferred taxes credits	1,264,823	1,257,787
1.02.01.08	Related parties	81,152	-
1.02.01.08.01	Due from related parties	81,152	-
1.02.01.09	Other noncurrent assets	4,733,012	4,653,397
1.02.01.09.03	Derivatives	538,630	486,438
1.02.01.09.04	Escrow deposits	1,071,169	1,125,339
1.02.01.09.05	Recoverable taxes	186,495	206,653
1.02.01.09.06	Leases	35,297	31,703
1.02.01.09.07	Financial asset of concession	2,471,303	2,342,796
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other credits	313,464	343,814
1.02.02	Investiments	1,021,569	1,006,771
1.02.02.01	Permanent equity interests	1,021,569	1,006,771
1.02.02.01.04	Investments in subsidiares	1,021,569	1,006,771
1.02.03	Property, plant and equipment	7,553,954	7,104,060
1.02.03.01	Fixed assets - in service	6,358,587	6,469,688
1.02.03.03	Fixed assets - in progress	1,195,367	634,372
1.02.04	Intangible assets	9,031,645	9,195,667
1.02.04.01	Intangible assets	9,031,645	9,195,667

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET -LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 06/30/2013	Previous Year 12/31/2012
2	Total liabilities	32,176,288	28,924,279
2.01	Current liabilities	6,080,252	4,969,447
2.01.01	Social and Labor Obligations	95,250	71,725
2.01.01.02	Labor Obligations	95,250	71,725
2.01.01.02.01	Estimated Labor Obligation	95,250	71,725
2.01.02	Suppliers	1,612,030	1,689,137
2.01.02.01	National Suppliers	1,612,030	1,689,137
2.01.03	Tax Obligations	366,904	430,472
2.01.03.01	Federal Tax Obligations	187,620	259,406
2.01.03.01.01	Income tax and Social Contribution	85,975	135,701
2.01.03.01.02	PIS (Tax on Revenue)	13,046	13,438
2.01.03.01.03	COFINS (Tax on Revenue)	60,169	75,992
2.01.03.01.04	Others	28,430	34,275
2.01.03.02	State Tax Obligations	179,284	171,066
2.01.04	Loans and financing	3,016,163	1,962,301
2.01.04.01	Loans and financing	2,552,100	1,557,327
2.01.04.01.01	Brazilian currency	2,298,557	1,532,245
2.01.04.01.02	Foreign Currency	253,543	25,082
2.01.04.02	Debentures	464,063	404,974
2.01.04.02.01	Debentures	310,680	310,149
2.01.04.02.02	Accrued Interest on debentures	153,383	94,825
2.01.05	Other liabilities	989,905	815,812
2.01.05.02	Others	989,905	815,812
2.01.05.02.01	Dividends and interest on shareholders´ equity	16,911	26,542
2.01.05.02.04	Derivatives	-	109
2.01.05.02.05	Private pension fund	56,951	51,675
2.01.05.02.06	Regulatory charges	32,076	110,776
2.01.05.02.07	Charge for the use of Public Utilities	3,609	3,443
2.01.05.02.08	Other payable	880,358	623,267
2.02	Noncurrent liabilities	17,896,278	16,063,703
2.02.01	Loans and financing	15,684,811	13,510,730
2.02.01.01	Loans and financing	7,718,922	7,720,467
2.02.01.01.01	Brazilian currency	7,392,193	5,310,259
2.02.01.01.02	Foreign Currency	326,729	2,410,208
2.02.01.02	Debentures	7,965,889	5,790,263
2.02.02	Other payable	539,180	1,048,146
2.02.02.02	Other	539,180	1,048,146
2.02.02.02.03	Derivatives	740	336
2.02.02.02.04	Private pension fund	331,154	831,184
2.02.02.02.06	Charge for the use of Public Utilities	77,088	76,371
2.02.02.02.07	Other payable	130,198	135,788
2.02.02.02.08	Suppliers	-	4,467
2.02.03	Deferred taxes	1,137,323	1,155,733
2.02.03.01	Deferred Income tax and Social Contribution	1,137,323	1,155,733
2.02.04	Provisions	534,964	349,094
2.02.04.01	Provision for tax, civil and labor risks	534,964	349,094
2.02.04.01.01	Tax Provisions	229,870	226,855
2.02.04.01.02	Labor and tax provisions	111,882	68,205
2.02.04.01.04	Civil provisions	169,227	26,973
2.02.04.01.05	Others	23,985	27,061
2.03	Shareholders´ equity - consolidated	8,199,758	7,891,129
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	228,322	228,322
2.03.04	Profit reserves	819,217	1,339,286
2.03.04.01	Legal reserves	556,481	556,481
2.03.04.02	Statutory reserve - financial asset of concession	262,736	-
2.03.04.08	Additional dividend proposed	-	455,906
2.03.04.04	Earnings retained for investment	-	326,899
2.03.05	Retained earnings	363,049	-
2.03.08	Other comprehensive income	510,608	19,696
2.03.09	Noncontrolling interest	1,485,138	1,510,401

CONSOLIDATED FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous year - Second Quarter	YTD Previous Year
		04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012
3.01	Net operating revenues	3,598,342	7,313,769	3,503,167	6,895,350
3.02	Cost of electric energy services	(2,776,123)	(5,311,628)	(2,670,050)	(5,003,639)
3.02.01	Cost of electric energy	(2,152,651)	(4,053,763)	(2,010,491)	(3,794,273)
3.02.02	Operating cost	(363,655)	(738,255)	(336,197)	(615,970)
3.02.03	Services rendered to third parties	(259,817)	(519,610)	(323,362)	(593,396)
3.03	Gross Operating income	822,219	2,002,141	833,117	1,891,711
3.04	Gross Operating income (expense)	(571,538)	(957,390)	(294,027)	(561,373)
3.04.01	Sales expenses	(105,009)	(207,730)	(99,211)	(192,241)
3.04.02	General and administrative	(400,211)	(601,509)	(139,414)	(277,204)
3.04.05	Others	(93,715)	(181,805)	(76,894)	(149,615)
3.04.06	Equity income	27,397	33,654	21,492	57,687
3.05	Income before financial income and taxes	250,681	1,044,751	539,090	1,330,338
3.06	Financial income / expense	(415,036)	(558,685)	(152,241)	(319,401)
3.06.01	Financial income	120,581	249,263	157,865	298,216
3.06.02	Financial expense	(535,617)	(807,948)	(310,106)	(617,617)
3.07	Income before taxes	(164,355)	486,066	386,849	1,010,937
3.08	Income tax and social contribution	30,287	(214,831)	(140,986)	(352,466)
3.08.01	Current	(66,888)	(251,364)	(179,447)	(393,326)
3.08.02	Deferred	97,175	36,533	38,461	40,860
3.09	Net income from continuing operations	(134,068)	271,235	245,863	658,471
3.11	Net income	(134,068)	271,235	245,863	658,471
3.11.01	Net income attributable to controlling shareholders	(120,911)	284,676	241,569	641,884
3.11.02	Net income attributable to noncontrolling shareholders	(13,157)	(13,441)	4,294	16,587

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous year - Second Quarter	YTD Previous Year
		04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012
4.01	Net income	(134,067)	296,842	245,863	658,471
4.02	Other comprehensive income	502,927	502,926	-	-
4.02.01	Actuarial gain	502,927	502,926	-	-
4.03	Comprehensive income	368,860	799,768	245,863	658,471
4.03.01	Comprehensive income attributtable to controlling shareholders	382,016	813,209	241,569	641,884
4.03.02	Comprehensive income attributable to non controlling shareholders	(13,156)	(13,441)	4,294	16,587

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2013 to 06/30/2013	YTD Previous year 01/01/2012 to 06/30/2012
6.01	Net cash from operating activities	1,485,775	939,763
6.01.01	Cash generated from operations	1,972,997	1,928,348
6.01.01.01	Net income, including income tax and social contribution	486,066	1,010,938
6.01.01.02	Depreciation and amortization	525,839	441,616
6.01.01.03	Reserve for tax, civil, labor and environmental risks	222,076	14,492
6.01.01.04	Interest and monetary and exchange restatement	644,336	475,898
6.01.01.05	Gain on pension plan	41,060	16,667
6.01.01.06	Losses on disposal of noncurrent assets	18,260	11,868
6.01.01.07	Deferred taxes - PIS and COFINS	17,965	(20,623)
6.01.01.08	Other	475	(7,969)
6.01.01.09	Provision for doubtful accounts	50,574	43,148
6.01.01.10	Equity income	(33,654)	(57,687)
6.01.02	Variation on assets and liabilities	(487,222)	(988,585)
6.01.02.01	Consumers, Concessionaires and Licensees	303,374	(54,092)
6.01.02.02	Recoverable Taxes	(11,484)	(14,235)
6.01.02.03	Leases	(286)	1,820
6.01.02.04	Escrow deposits	74,980	(44,593)
6.01.02.05	Other operating assets	(55,223)	(105,728)
6.01.02.06	Suppliers	(81,574)	161,985
6.01.02.07	Taxes and social contributions paid	(325,791)	(361,145)
6.01.02.08	Other taxes and social contributions	(13,779)	(107,170)
6.01.02.09	Employee Pension Plans	(39,585)	(30,338)
6.01.02.10	Interest paid on debt	(449,450)	(421,069)
6.01.02.11	Regulator charges	(78,700)	(12,252)
6.01.02.12	Provision for tax, civil and labor risks paid	(38,281)	(27,639)
6.01.02.13	Other operating liabilities	35,406	(7,822)
6.01.02.14	Dividend and interest on equity received	26,000	33,693
6.01.02.15	Resources provided by the Energy Development Account - CDE	(78,053)	-
6.01.02.16	Advance Eletrobrás - Resources provided by the CDE	245,224	-
6.02	Net cash in investing activities	(1,062,528)	(2,063,574)
6.02.01	Acquisition of property, plant and equipment	(581,201)	(654,808)
6.02.02	Marketable Securities, Deposits and Escrow Deposits	47,080	(49,745)
6.02.03	Leases	-	(3,360)
6.02.04	Acquisition of intangible assets	(448,398)	(611,940)
6.02.06	Acquisition of subsidiaries net of cash acquired	-	(739,267)
6.02.07	Other	(129)	(4,454)
6.02.08	Intercompany loans with subsidiaries and associated companies	(79,880)	-
6.03	Net cash in financing activities	2,561,302	418,706
6.03.01	Loans, financing and debentures obtained	3,896,982	1,576,611
6.03.02	Payments of Loans, financing and debentures , net of derivatives	(860,537)	(393,186)
6.03.03	Dividend and interest on shareholders’ equity paid	(475,143)	(764,719)
6.05	Increase (decrease) in cash and cash equivalents	2,984,549	(705,105)
6.05.01	Cash and cash equivalents at beginning of period	2,435,034	2,663,426
6.05.02	Cash and cash equivalents at end of period	5,419,583	1,958,321

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2013 TO JUNE 30, 2013 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	228,322	1,339,287	-	535,627	6,896,660	1,510,401	8,407,061
5.02	Prior Year profit or loss	-	-	-	-	(515,932)	(515,932)	-	(515,932)
5.03	Adjusted opening balance	4,793,424	228,322	1,339,287	-	19,695	6,380,728	1,510,401	7,891,129
5.04	Capital transactions within shareholders	-	-	(455,906)	2,192	-	(453,714)	(11,799)	(465,513)
5.04.09	Additional dividend aproved	-	-	(455,906)	-	-	(455,906)	(11,799)	-
5.04.10	Prescribed dividend	-	-	-	2,192	-	2,192	-	-
5.05	Total comprehensive income	-	-	-	284,676	502,930	787,606	(13,441)	774,165
5.05.01	Net income	-	-	-	284,676	-	284,676	(13,441)	271,235
5.05.02	Other comprehensive income	-	-	-	-	502,930	502,930	-	502,930
5.05.02.06	Comprehensive income - Actuarial gain	-	-	-	-	502,930	502,930	-	502,930
5.06	Internal changes of shareholders equity	-	-	(64,164)	76,181	(12,017)	-	(23)	(23)
5.06.02	Realization of comprehensive income - deemed cost	-	-	-	-	-	-	-	-
5.06.03	Taxes on the realization of comprehensive income - deemed cost	-	-	-	-	-	-	-	-
5.06.04	Other transactions within noncontrolling shareholders	-	-	(64,164)	64,164	-	-	-	-
5.06.05	Statutory reserve in the period	-	-	-	12,017	(12,017)	-	(23)	(23)
5.07	Ending balance	4,793,424	228,322	819,217	363,049	510,608	6,714,620	1,485,138	8,199,758

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2012 TO JUNE 30, 2012 (in thousands of Brazilian reais – R$)
Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	229,956	1,253,655	-	790,123	7,067,158	1,485,352	8,552,510
5.02	Prior Year profit or loss	-	-	-	227,118	(117,745)	109,373	-	109,373
5.03	Adjusted opening balance	4,793,424	229,956	1,253,655	227,118	672,378	7,176,531	1,485,352	8,661,883
5.04	Capital transactions within shareholders	-	(3,005)	(758,470)	2,020	-	(759,455)	3,338	(756,117)
5.04.08	Business combination - CPFL Renováveis	-	(3,005)	-	-	-	(3,005)	4,481	1,476
5.04.09	Additional dividend aproved	-	-	(758,470)	-	-	(758,470)	(4,701)	(763,171)
5.04.10	Prescribed dividend	-	-	-	2,020	-	2,020	-	2,020
5.04.11	Payment of capital of noncontrolling shareholders in subsidiaries	-	-	-	-	-	-	3,558	3,558
5.05	Total comprehensive income	-	-	-	641,884	-	641,884	16,587	658,471
5.05.01	Net income	-	-	-	641,884	-	641,884	16,587	658,471
5.06	Internal changes of shareholders equity	-	-	-	14,092	(14,092)	-	265	265
5.06.02	Realization of Comprehensive Income - Deemed cost	-	-	-	21,352	(21,352)	-	-	-
5.06.03	Taxes on the Realization of Comprehensive Income - Deemed cost	-	-	-	(7,260)	7,260	-	-	-
5.06.04	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	265	265
5.07	Ending balance	4,793,424	226,951	495,185	885,114	658,286	7,058,960	1,505,542	8,564,502

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2013 to 06/30/2013	YTD Previous year 01/01/2012 to 06/30/2012
7.01	Revenues	10,301,398	10,170,623
7.01.01	Sales of goods, products and services	9,225,456	9,473,589
7.01.02	Other revenue	517,827	591,051
7.01.02.01	Revenue from construction of infrastructure distribution	517,827	591,051
7.01.03	Revenues related to the construction of own assets	608,689	149,131
7.01.04	Allowance for doubtful accounts	(50,574)	(43,148)
7.02	Inputs	(6,352,787)	(5,350,302)
7.02.01	Cost of sales	(4,510,245)	(4,210,418)
7.02.02	Material-Energy-Outsourced services-Other	(786,438)	(992,609)
7.02.04	Other	(1,056,104)	(147,275)
7.03	Gross added value	3,948,611	4,820,321
7.04	Retentions	(526,925)	(446,311)
7.04.01	Depreciation and amortization	(377,504)	(311,585)
7.04.02	Other	(149,421)	(134,726)
7.04.02.01	Intangible concession asset - amortization	(149,421)	(134,726)
7.05	Net added value generated	3,421,686	4,374,010
7.06	Added value received in transfer	289,633	365,834
7.06.01	Equity result	33,654	57,687
7.06.02	Financial income	255,979	308,147
7.07	Added Value to be Distributed	3,711,319	4,739,844
7.08	Distribution of Added Value	3,711,319	4,739,844
7.08.01	Personnel	384,826	325,572
7.08.01.01	Direct Remuneration	236,477	203,079
7.08.01.02	Benefits	130,398	103,533
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	17,951	18,960
7.08.02	Taxes, Fees and Contributions	2,226,427	3,125,001
7.08.02.01	Federal	764,987	1,549,557
7.08.02.02	State	1,455,227	1,567,518
7.08.02.03	Municipal	6,213	7,926
7.08.03	Remuneration on third parties’ capital	828,831	630,800
7.08.03.01	Interest	810,180	613,892
7.08.03.02	Rental	18,651	16,908
7.08.04	Remuneration on own capital	271,235	658,471
7.08.04.03	Retained profit / loss for the period	271,235	658,471

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

The decrease in net income in the quarter was R$ 336,873, compared with the same quarter of 2012 (net profit of R$ 241,569 in 2012 and net loss of R$ 95,304 in 2013), primarily due to:

a)      a reduction of R$ 351,279 in income from equity in subsidiaries;

b)     partially offset by the reduction of R$ 12,502 in income tax and social contribution, largely due to lower income from interest on capital in the quarter compared with the same quarter of 2012.

 COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	2nd quarter			1st semester
	2013	2012	%	2013	2012	%
Operating revenues	4,771,295	5,052,139	-5.6%	9,743,283	10,064,641	-3.2%
Electricity sales to final consumers (*)	3,408,713	3,861,560	-11.7%	6,994,049	7,793,304	-10.3%
Electricity sales to wholesaler´s	611,807	450,228	35.9%	1,293,192	838,879	54.2%
Revenue from construction of concession infrastructure	259,198	321,741	-19.4%	517,827	591,051	-12.4%
Other operating revenues (*)	491,578	418,611	17.4%	938,215	841,407	11.5%
Deductions from operating revenues	(1,172,953)	(1,548,972)	-24.3%	(2,429,514)	(3,169,291)	-23.3%
Net operating revenue	3,598,342	3,503,167	2.7%	7,313,769	6,895,350	6.1%
Cost of eletric energy	(2,152,651)	(2,010,491)	7.1%	(4,053,763)	(3,794,273)	6.8%
Electricity purchased for resale	(1,955,431)	(1,675,011)	16.7%	(3,734,588)	(3,125,099)	19.5%
Electricity network usage charges	(197,220)	(335,481)	-41.2%	(319,175)	(669,173)	-52.3%
Operating cost/expense	(1,222,408)	(975,078)	25.4%	(2,248,910)	(1,828,426)	23.0%
Personnel	(184,972)	(170,080)	8.8%	(362,952)	(326,376)	11.2%
Employee pension plans	(20,530)	(8,334)	146.3%	(41,060)	(16,667)	146.4%
Materials	(28,788)	(18,733)	53.7%	(54,559)	(41,893)	30.2%
Outside services	(122,374)	(134,204)	-8.8%	(244,692)	(263,519)	-7.1%
Depreciation and amortization	(190,011)	(184,724)	2.9%	(376,418)	(306,890)	22.7%
Intangible of concession amortization	(74,929)	(69,226)	8.2%	(149,421)	(134,726)	10.9%
Costs related to infrastructure construction	(259,198)	(321,741)	-19.4%	(517,827)	(591,051)	-12.4%
Other	(341,605)	(68,036)	402.1%	(501,980)	(147,305)	240.8%
Income from electric energy service	223,284	517,598	-56.9%	1,011,096	1,272,651	-20.6%
Financial income (expense)	(415,036)	(152,240)	172.6%	(558,684)	(319,401)	74.9%
Income	120,581	157,865	-23.6%	249,263	298,216	-16.4%
Expense	(535,617)	(310,105)	72.7%	(807,947)	(617,617)	30.8%
Equity in subsidiaries	27,397	21,492	27.5%	33,654	57,687	-41.7%
Income before taxes	(164,354)	386,849	-142.5%	486,066	1,010,937	-51.9%
Social contribution	8,923	(37,416)	-123.8%	(57,423)	(94,531)	-39.3%
Income tax	21,364	(103,570)	-120.6%	(157,408)	(257,935)	-39.0%
Net income / (loss)	(134,067)	245,863	-154.5%	271,235	658,471	-58.8%

Net income/(loss) attributable to the shareholders of the company	(120,911)	241,569	-150.1%	284,676	641,884	-55.6%
Net income/(loss) attributable to the non controlling interests	(13,156)	4,295	-406.3%	(13,441)	16,587	-181.0%

EBITDA	515,622	793,039	-35.0%	1,570,589	1,771,954	-11.4%

 (*) The reclassification of revenue from network usage charge - TUSD was not taken into acount in presentation of the comments on consolidated performance

Net income for the period and EBITDA reconciliation
Net income/(loss) for the period	(134,067)	245,863	271,235	658,471
Depreciation and amortization	264,940	253,950	525,839	441,616
Financial income (expense)	415,036	152,240	558,684	319,401
Social contribution	(8,923)	37,416	57,423	94,531
Income tax	(21,364)	103,570	157,408	257,935
EBITDA	515,622	793,039	1,570,589	1,771,954

Gross Operating Revenue

The Gross Operating Revenue in the second quarter of 2013 was R$ 4,771,295, down 5.6% (R$ 280,844) on the same period of the previous year.

The main factors in this change were:

•       The decrease of 11.7% (R$ 452,847) in the supply of electric energy, due to:

o        Decrease in the average tariffs charged (12.9%) as a result of Law 12783 of 2013, with which ANEEL ratified the result of the extraordinary reviews (“RTE”) in 2013 for all the electric energy distributors, applied to consumption from January 24, 2013, and tariff reviews and adjustments;

o        Partially offset by the increase of 1.3% on operating revenue.

•       Increase of 35.9% (R$ 161,579) in the energy supplied caused mainly by:

o        An increase of 7.8% (R$ 7,921) in sales to Furnas as a result of the tariff increase of 7.8% in relation to the effect of the IGP-M in 2012;

o        An increase of 87.4% (247,715) in Other concessionaires and licensees, comprised of (i) 171.0% (R$ 200,121) derived from the sales of the subsidiary CPFL Brasil, as a result of the increase of 57.4% in the amount of energy sold and of 72.2% in the average price charged manly as a result of the energy sold at short-term contract and the variation of “PLD”, and (ii) 29.6% (R$ 34,556) from the subsidiary CPFL Renováveis, mainly due to acquisition of the Bons Ventos Complex projects in June 2012, the Ester and Lacenas plants in October 2012, the start-up of Santa Clara in July 2012 and Salta Góes in December 2012, as well as the positive performance of the windfarms, generating an increase of 63.4% in the amount of energy sold;

o        Partially offset by the decrease of R$ 94,057 in short-term energy sales in the Electric Energy Commercialization Chamber – CCEE mainly by the subsidiaries (i) CPFL Paulista as a result of the reduction in the amount of electric energy sold and (ii) CPFL Brasil due to suspension of the Financial Settlements in the CCEE for the months of January and February, which was reflected in adjustments to the amount of electric energy sold.

•       A drop of 19.4% (R$ 62,543) in revenue from construction of the concession infrastructure, with no impact on the net profit or loss for the period, due to the decline in investments in the quarter.

•       An increase of 17.4% (R$ 72,966) in other operating revenues, due mainly to accounting for the low income subsidy and discounts on tariffs reimbursed by funds from the CDE (R$ 146,415) and compensation of generators (R$ 20,012) by the distribution subsidiaries, offset by the drop in revenue from the Tariff for the Use of the Distribution System - TUSD free consumers (R$ 96,102) largely due to the tariff reduction (RTE).

➢  Quantity of Energy Sold

The quantity of energy bill to final consumers in the 2nd quarter of 2013 increased by 1.3% in relation to the same period of the previous year. If the effect of migration of customers to the Free Market were to be excluded, the growth would be 5.6%.

The residential category, which accounts for 33.4% of the total, recorded growth of 4.2%. In spite of the deceleration in purchasing power as a result of a high food prices and the relatively smaller salary increases, income continued to perform well throughout the year. Furthermore, the labor market remains active, confirmed by historically low unemployment levels.

The commercial category, which accounts for 19.2% of the total, recorded a drop of 0.4%. If the effect of migration of customers to the Free Market were to be excluded, the growth would be 4.4%. In spite of the recent downturn in income, sales on the retail and furniture and household appliances markets continued to grow overall in the year, and substantiated the positive result for this category.

The industrial category, which represents 32.6% of the total, reported growth of 0.9%. If the effect of migration of customers to the Free Market were to be excluded, the growth would be 9.7%, influenced by the good performance of small and medium-sized industries located in the concession area of the distribution subsidiaries which recorded performance 4.6%  and that of the subsidiary CPFL Brasil with growth of 19.0%, where the positive result was due to the successful sales drive directed towards industrial customers in the free market. This contrasts, however with industrial performance in Brazil in general, which is still subject to the effects of the global economic downturn and the reduction in confidence.

➢  Tariffs

The supply tariffs decreased by an average of 12.9% in the 2nd quarter of 2013, largely due to the net effect of:

(i)  the average negative effects perceived by consumers as a result of the extraordinary tariff reviews in 2013, ratified by ANEEL: (i) -20.42% CPFL Paulista, (ii) -26.70% CPFL Piratininga, (iii) -22.81% RGE, (iv) -23.72% CPFL Santa Cruz, (v) -25,33% CPFL Jaguari, (vi) -24.38% CPFL Mococa, (vii) -26.42% CPFL Leste Paulista, and (viii) -23.83% CPFL Sul Paulista.

(ii) Increases in the distributors’ tariffs:

  RGE: 3.38% from June 2012;
  CPFL Piratininga: 5.50% from October 2012;
  CPFL Paulista: 6.18% from April 2013.

Deductions from Operating Revenue

Deductions from Operating Revenue in the 2nd quarter of 2013 amounted to R$ 1,172,953, down 24.3% (R$ 376,019) on the same quarter of 2012, largely due to:

•         A reduction of 10.4% (R$ 81,959) in ICMS, largely as a result of the drop of 15.7% in the supply billed, partially offset by the expense due to enrolment in the Special ICMS Financing Program in relation(R$31,789).

•         An increase of 1.0% (R$ 3,833) in PIS and COFINS. In spite of the reduction in the calculation base for these taxes (energy supplied, energy purchased and other income), the increase reflects the impact of reclassification in the 2nd quarter of 2012 of credits of R$ 49,814 on amortization of the intangible assets related to the concession for six months; as from the 2nd quarter of 2012 this is recorded under Deductions from Revenue for better accounting classification.

•         Decrease of 88.5% (R$ 295,599) in sector charges: R$ 27,622 in the Global Reversal Reserve, R$ 160,690 in the Fuel Consumption Account and R$ 107,288 in the Energy Development Account, as a result of changes in ANEEL regulations in Law 12783 of 2013.

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 2,152,651, up 7.1% (R$ 142,159) on the same period of the previous year, mainly due to:

•         An increase of 16.7% (R$ 280,420) in electric energy purchased for resale, due to:

o    An increase of 5.2% in the quantity of energy purchased, as a result of the increase in sales;

o    An increase of 14.5% in the average price, reflecting the greater exposure and variation in the settlement price “PLD”, tariff adjustments and exchange rate variations in the purchase of Itaipu;

o    reimbursement of costs by the CDE of R$ 63,344 for hydrological risk and overcontracting for the distribution subsidiaries.

•         A decrease of 41.2% (R$ 138,261) in transmission and distribution network usage charges, mainly due to: (i) a decrease of R$ 134,293 in the basic network charges due to the reduction in the tariffs of the transmission companies, and (ii) A reduction of R$ 6,857 in the System Service Charges, net of reimbursement of costs by the CDE.

A significant portion of these cost increases is not included in the distributors’ tariffs and will be passed on in the next tariff increase (see further comments about the impact of regulatory assets and liabilities at the end of the Comments on Performance).

Operating Costs and Expenses

Without taking into consideration the costs of infrastructure construction, Operating Costs and Expenses in the quarter amounted to R$ 963,210, up 47,4% (R$ 309,872) on the same period of the previous year. This was mainly due to:

•         Personnel: an increase of 8.8% (R$ 14,892), mainly in the subsidiary CPFL Renováveis (R$ 13,601) as a result of company acquisitions in the 2nd half-year of 2012 and the start-up of new projects, as well as the effects of the 2012 collective labor agreement, partially offset by the reversal of provisions;

•         Employee Pension Plans: an increase of R$ 12,196 as a result of the actuarial report for 2013;

•         Material: an increase of 53.7% (R$ 10,055) in Material, mainly due to the increases of (i) R$ 3,883 for line and network maintenance by the distribution subsidiaries, (ii) R$ 2,192 in the subsidiary CPFL Serviços, due to expansion of its operations, and (iii) R$ 1,932 in the subsidiary CPFL Renováveis;

•         Outsourced Services: a reduction of 8.8% (R$ 11,830), mainly due to the reduction of R$ 10,262 in the subsidiary CPFL Renováveis as a result of expenditure on consulting, legal and auditing services in 2012 in relation to company acquisition projects, a reduction of R$ 6,522 in relation to consulting services for technical reports in the distribution subsidiaries, partially offset by the increase of R$ 6,260 in software maintenance costs of 103.3% (R$ 81,906) in Other Expense, primarily due to the increase of R$ 72,012 in legal and court expenses (lawsuits), R$ 3,509 in the allowance for doubtful accounts and R$ 6,254 in losses on disposal and decommissioning of noncurrent assets.

•         Depreciation and Amortization: an increase of 2.9% (R$ 5,287), mainly due to (i) an increase of R$ 20,668 for the subsidiary CPFL Renováveis as a result of acquisitions in the 2nd half year of 2012 and the start-up of new projects; (ii) an increase of R$ 6,861 in amortization of the intangible distribution infrastructure asset as a result of new investments; (iii) offset by the reduction of R$ 22,243 due to reclassification of PIS/COFINS credits (for further details, see Deductions from Operating Revenue);

•         Amortization of intangible asset of concession: increase of 8.2% (R$ 5,703) as a result of business combinations in CPFL Renováveis in the 2nd half year of 2012 the start-up of new projects;

•         Other Expense: an increase of R$ 273,569, primarily due to the increase of (i) R$ 236,963 in legal and court expenses, (ii) R$ 14,859 in other taxes due to enrolment by the subsidiaries CPFL Paulista and CPFL Piratininga in the Special ICMS Financing Program, (iii) R$ 3,916 in the allowance for doubtful accounts, and (iv) R$ 12,249 in losses on disposals and decommissioning of noncurrent assets.

Financial Income (Expense)

The Net Financial Expense in the quarter was R$ 415,036, compared with R$ 152,240 in the same quarter of 2012, an increase of R$ 262,795 in net expense. This variation is mainly due to:

•         An reduction of 23.6% (R$ 37,284) in financial income, as a result of adjustments to expected cash flow of the financial assets of the concession;

•         An increase of 72,7% (R$ 225,512) in financial expense, mainly due to (i) an increase of R$ 42,459 in interest on debt and monetary and exchange restatement, as a result of the increase in the debt, partially offset by the reduction in the CDI and TJLP in the quarter (ii) an increase of R$ 58,556 in interest and tax fines in relation ICMS (Special Financing Program) by the subsidiaries CPFL Paulista and CPFL Piratininga, (iii) adjustment of R$ 126,491 in the estimated cash flow from the financial assets of concession, partially offset by the increase of R$ 4,542 in interest capitalized, mainly by the subsidiary CPFL Renováveis.

Income from equity in subsidiaries

Changes in equity income relate to income from equity in subsidiaries, as shown below:

	2nd quarter 2013	2nd quarter restated
Epasa	(9,760)	8,732
Baesa	3,069	(14,206)
Campos Novos	21,529	14,880
Chapecoense	12,560	12,085
Total	27,397	21,492

Social Contribution and Income Tax

Taxes on income in the 2nd quarter of 2013, corresponding to credits of R$ 30,827, were down by R$ 171,273 in relation to the expense recorded in the same quarter of 2012, primarily due to the combined effects of (i) changes in consolidated income before Taxes; and (ii) variations for the subsidiary CPFL Renováveis, most of which are taxed under the presumed income system.

Net Income and EBITDA

As a result of the above factors, the net loss for the quarter was R$ 134,067, R$ 379,931 less than in the same period of 2012, when a profit of R$ 245,863 was recorded.

EBITDA (net income for the quarter, excluding the effects of depreciation, amortization, financial income (expense), social contribution and income tax) for the 2nd quarter of 2013 was R$ 515,622, or 35.0% (R$ 277,418) lower than EBITDA in the same quarter of 2012.

Regulatory Assets and Liabilities

Regulatory Assets and Liabilities are no longer accounted for, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and International Financial Reporting Standards (IFRS). If they were recorded, there would be a positive impact on EBITDA of R$ 26 million in the 2nd quarter of 2013 (R$ 126 million in the same quarter of 2012) and R$ 19 million on Net Income (R$ 81 million in the same quarter of 2012). The amounts relating to the deferral of regulatory assets and liabilities will be passed on to the tariffs in the next tariff readjustment, through the financial components. The amounts relating to amortization of these are reflected in the tariffs of each period.

COMMENTS ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2013, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2013, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2013, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2013, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Commercialization Brasil S.A.

	Consolidated
	2nd quarter			1st semester
	2013	2012	%	2013	2012	%
Operating revenues	558,938	471,210	18.6%	1,162,157	886,992	31.0%
Electricity sales to final consumers (*)	226,986	197,539	14.9%	447,480	377,339	18.6%
Electricity sales to wholesaler´s	331,659	272,585	21.7%	713,680	481,482	48.2%
Other operating revenues (*)	294	1,087	-73.0%	997	28,170	-96.5%
Deductions from operating revenues	(64,252)	(57,440)	11.9%	(132,968)	(107,711)	23.4%
Net operating revenue	494,686	413,770	19.6%	1,029,188	779,280	32.1%
Cost of eletric energy	(490,368)	(365,374)	34.2%	(994,388)	(651,438)	52.6%
Electricity purchased for resale	(489,560)	(365,374)	34.0%	(993,550)	(651,438)	52.5%
Electricity network usage charges	(807)	-	0.0%	(838)	-	0.0%
Operating cost/expense	(10,568)	(11,792)	-10.4%	(19,962)	(21,105)	-5.4%
Personnel	(6,100)	(4,589)	32.9%	(10,525)	(8,706)	20.9%
Materials	(65)	(227)	-71.3%	(129)	(452)	-71.4%
Outside services	(2,082)	(3,632)	-42.7%	(4,273)	(6,953)	-38.5%
Depreciation and amortization	(982)	(684)	43.7%	(1,949)	(1,211)	60.9%
Other	(1,339)	(2,660)	-49.7%	(3,085)	(3,782)	-18.4%
Income from electric energy service	(6,250)	36,604	-117.1%	14,839	106,738	-86.1%
Financial income (expense)	1,416	(24,719)	-105.7%	4,925	(54,911)	-109.0%
Income	6,751	9,016	-25.1%	14,994	17,033	-12.0%
Expense	(5,335)	(33,735)	-84.2%	(10,069)	(71,944)	-86.0%
Equity in subsidiaries	-	(491)	-100.0%	-	2,537	-100.0%
Income before taxes	(4,834)	11,393	-142.4%	19,763	54,364	-63.6%
Social contribution	404	(1,144)	-135.3%	(1,848)	(4,762)	-61.2%
Income tax	986	(3,118)	-131.6%	(5,270)	(13,079)	-59.7%
Net income / (loss)	(3,445)	7,131	-148.3%	12,645	36,522	-65.4%

EBITDA	(5,268)	36,796	-114.3%	16,788	110,486	-84.8%

Net income for the period and EBITDA reconciliation
Net income for the period	(3,445)	7,131		12,645	36,522
Depreciation and amortization	982	684		1,949	1,211
Financial income (expense)	(1,416)	24,719		(4,925)	54,911
Social Contribution	(404)	1,144		1,848	4,762
Income tax	(986)	3,118		5,270	13,079
EBITDA	(5,268)	36,796		16,788	110,486

Gross Revenue

Gross Revenue in 2Q13 was R$ 558,938, up R$ 96,436 (20.9%) in relation to the same quarter of 2012. This increase is explained by:

•         Energy Supply: an increase of R$ 29,448, due to the increase of 271 GWh (R$ 43,826), in the quantity sold, and a reduction of 6% (R$ 14,378) in the average selling price;

•         Energy Purchased: an increase of R$ 59,074 due to the increase of 29.8% (R$ 76,076) in the average selling price and a reduction of 138 GWh (R$ 17,002) in the quantity sold; and

•         Other Income: an increase of R$ 7,915 on account of the transfer of revenue of R$ 8,364 from the accounts collection business to CPFL Total in the 2nd quarter of 2012.

Cost of Electric Energy

The cost of electric energy in 2Q13 was R$ 490,368, up R$ 124,993 (34.2% on the same quarter of 2012. This increase is primarily due to the increase of 29% (R$ 110,009) in the average purchase price and of 133 GWh (R$ 14,177) in the amount purchased, as well as recognition in the 2nd quarter of 2013 of the system service charges  - ESS in relation to the output of R$ 807 of the thermoelectric plants.

Operating Expense

Operating expense in 2Q13 was R$ 10,568, down R$ 1,224 (10.4%) on the same quarter of 2012.

The decrease is primarily due to termination of advertising, rental and other expense as a result of transfer of the collection and autoproduction businesses to CPFL Total and CPFL Serviços, respectively.

Financial income (expense)

Net financial income of R$ 1,416 was recorded in 2Q13, up R$ 26,135 on the same quarter of 2012.  This increase is explained mainly by interest of R$ 27,221 on debt charges of debentures recognized in 2Q13, which had no corresponding item in the quarter due to the transfer of this debt to CPFL Geração in 1Q13.  This was partially offset by a decrease of R$ 1,378 in income from short-term investments.

Net Income for the Period and EBITDA

A loss of R$ 3,445 was recorded in 2Q13, compared with net income of R$ 7,131 in the same quarter of 2013, a negative effect of R$ 10,576 (148.3%).

Negative EBITDA (net Income before financial income (expense), income tax and social contribution, depreciation and amortization) of R$ 5,268 was recorded for 2Q13, 114,3% less than the positive EBITDA of R$ 36,796 recorded in the same quarter of 2012 (unaudited).

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT JUNE 30, 2013

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

CPFL Energia S.A.
Balance sheets as of June 30, 2013 and December 31, 2012
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
ASSETS	June 30, 2013	December 31, 2012 restated	June 30, 2013	December 31, 2012 restated

Current assets
Cash and cash equivalents (note 5)	1,650,873	141,835	5,419,584	2,435,034
Consumers, concessionaires and licensees (note 6)	-	-	1,854,716	2,205,024
Dividends and interest on shareholders´ equity (note 11)	701,788	401,473	47,889	55,033
Financial investments	-	3,939	6,891	6,100
Recoverable taxes (note 7)	37,983	25,311	308,468	250,987
Derivatives (note 32)	235	540	845	870
Materials and supplies	-	-	21,254	36,826
Leases	-	-	10,305	9,740
Financial asset of concession (note 9)	-	-	34,444	34,444
Other credits (note 10)	2,843	1,813	626,566	510,880
Total current assets	2,393,722	574,911	8,330,962	5,544,938

Noncurrent assets
Consumers, concessionaires and licensees (note 6)	-	-	159,171	161,658
Due from related parties	-	-	81,151	-
Escrow deposits (note 20)	12,919	12,579	1,071,169	1,125,339
Recoverable taxes (note 7)	-	-	186,495	206,653
Derivatives (note 32)	16	71	538,630	486,438
Deferred taxes credits (note 8)	172,611	177,411	1,264,823	1,257,787
Advance for future capital increase	1,055	55	-	-
Leases	-	-	35,297	31,703
Financial asset of concession (note 9)	-	-	2,471,303	2,342,796
Investment at cost	-	-	116,654	116,654
Other credits (note 10)	15,246	13,365	313,464	343,814
Investment (note 11)	5,821,670	5,988,616	1,021,569	1,006,771
Property, plant and equipment (note 12)	949	687	7,553,955	7,104,060
Intangible assets (note 13)	52	74	9,031,645	9,195,667
Total non current assets	6,024,517	6,192,858	23,845,326	23,379,341

Total assets	8,418,239	6,767,769	32,176,288	28,924,279

The accompanying notes are an integral part of these financial statements.

CPFL Energia S.A. Balance sheets as of June 30, 2013 and December 31, 2012 (In thousands of Brazilian reais – R$)

	Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	June 30, 2013	December 31, 2012 restated	June 30, 2013	December 31, 2012 restated

Current liabilities
Suppliers (note 14)	742	1,283	1,612,030	1,689,137
Accrued interest on debts (note 15)	-	-	141,644	138,293
Accrued interest on debentures (note 16)	17,224	7,082	153,383	94,825
Loans and financing (note 15)	-	-	2,410,456	1,419,034
Debentures (note 16)	150,000	150,000	310,680	310,149
Prepaid post-employment benefit obligation (note 17)	-	-	56,951	51,675
Regulatory charges (note 18)	-	-	32,076	110,776
Taxes and social contributions payable (note 19)	19,318	453	366,904	430,472
Dividends and interest on equity	16,601	16,856	16,911	26,542
Accrued liabilities	80	29	95,250	71,725
Derivatives (note 32)	-	-	-	109
Use of public utilities (note 21)	-	-	3,609	3,443
Other accounts payable (note 22)	19,149	19,457	880,358	623,267
Total current liabilities	223,114	195,159	6,080,253	4,969,447

Noncurrent liabilities
Suppliers (note 14)	-	-	-	4,467
Accrued interest on debts (note 15)	-	-	44,681	62,271
Loans and financing (note 15)	-	-	7,674,241	7,658,196
Debentures (note 16)	1,437,174	150,000	7,965,889	5,790,263
Prepaid post-employment benefit obligation (note 17)	-	-	331,154	831,184
Deferred taxes debits (note 8)	-	-	1,137,321	1,155,733
Reserve for tax, civil and labor risks (note 20)	13,044	12,524	534,964	349,094
Derivatives (note 32)	-	-	740	336
Use of public utilities (note 21)	-	-	77,088	76,371
Other accounts payable (note 22)	30,289	29,358	130,200	135,788
Total noncurrent liabilities	1,480,506	191,882	17,896,278	16,063,703

Shareholdes' equity (note 23)
Capital	4,793,424	4,793,424	4,793,424	4,793,424
Capital reserves	228,322	228,322	228,322	228,322
Legal reserves	556,481	556,481	556,481	556,481
Earnings retained for investment	-	326,899	-	326,899
Statutory reserve - financial asset of concession	262,736	-	262,736	-
Dividend	-	455,906	-	455,906
Other comprehensive income	510,607	19,695	510,607	19,695
	6,714,620	6,380,728	6,714,620	6,380,728
Net equity attributable to noncontrolling shareholders	-	-	1,485,138	1,510,401
Total shareholders' equity	6,714,620	6,380,728	8,199,758	7,891,129

Total liabilities and shareholders' equity	8,418,239	6,767,769	32,176,288	28,924,279

The accompanying notes are an integral part of these financial statements.

CPFL Energia S.A.
Statement of income for the periods ended on June 30, 2013 and 2012
(in thousands of Brazilian Reais, except for earnings per share)

	Parent company				Consolidated
	2013		2012 restated		2013		2012 restated
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester

Net operating revenue (note 25)	20	50	21	22	3,598,342	7,313,769	3,503,167	6,895,350
Cost of electric energy services
Cost of electric energy services (note 26)	-	-	-	-	(2,152,651)	(4,053,763)	(2,010,491)	(3,794,273)
Operating cost (note 27)	-	-	-	-	(363,655)	(738,255)	(336,197)	(615,970)
Services rendered to third parties (note 27)	-	-	-	-	(259,817)	(519,610)	(323,362)	(593,396)

Gross operating income	20	50	21	22	822,219	2,002,140	833,116	1,891,711
Operating expenses (note 27)
Sales expenses	-	-	-	-	(105,009)	(207,730)	(99,211)	(192,241)
General and administrative expenses	(5,949)	(10,860)	(5,762)	(11,827)	(400,211)	(601,509)	(139,414)	(277,204)
Other operating expense	-	-	(30)	(31)	(93,715)	(181,805)	(76,894)	(149,615)

Income from electric energy service	(5,929)	(10,810)	(5,772)	(11,836)	223,284	1,011,096	517,598	1,272,651

Interest in subsidiaries (note 11)	(88,761)	323,083	288,125	690,133	27,397	33,654	21,492	57,687
Financial income (expense) (note 28)
Income	(1,041)	2,823	(938)	15,476	120,581	249,263	157,865	298,216
Expense	(7,897)	(13,405)	(10,061)	(21,934)	(535,617)	(807,947)	(310,105)	(617,617)
	(8,938)	(10,582)	(10,999)	(6,459)	(415,036)	(558,684)	(152,240)	(319,401)
Income before taxes	(103,628)	301,691	271,353	671,838	(164,354)	486,066	386,849	1,010,937
Social contribution (note 8)	(3,651)	(3,590)	(6,894)	(6,955)	8,923	(57,423)	(37,416)	(94,531)
Income tax (note 8)	(13,632)	(13,425)	(22,890)	(22,999)	21,364	(157,408)	(103,570)	(257,935)
	(17,283)	(17,015)	(29,784)	(29,954)	30,287	(214,831)	(140,986)	(352,466)

Net income	(120,911)	284,676	241,569	641,884	(134,067)	271,235	245,863	658,471

Net income/(loss) attributable to controlling shareholders					(120,911)	284,676	241,569	641,884
Net income/(loss) attributable to noncontrolling shareholders					(13,156)	(13,441)	4,295	16,587
Net income/(loss) per share - Basic (note 24) - R$	(0.13)	0.30	0.25	0.67	(0.13)	0.30	0.25	0.67
Net income/(loss) per share - Diluted (note 24) - R$	(0.13)	0.29	0.25	0.66	(0.13)	0.29	0.25	0.66

The accompanying notes are an integral part of these financial statements.

CPFL Energia S.A.
Statement of comprehensive income for the periods ended on June 30, 2103 and 2012
(In thousands of Brazilian reais – R$)

	Parent company
	2013		2012 restated
	2nd quarter	1st semester	2nd quarter	1st semester

Net income	(120,911)	284,676	241,569	641,884

Equity on comprehensive income of subsidiaries	502,927	502,927	-	-

Comprehensive income	382,016	787,603	241,569	641,884

	Consolidated
	2013		2012 restated
	2nd quarter	1st semester	2nd quarter	1st semester
Net income	(134,067)	271,235	245,863	658,471

Other comprehensive income:
- Actuarial gain	502,927	502,927

Comprehensive income	368,860	774,162	245,863	658,471
Comprehensive income attributable to controlling shareholders	382,016	787,603	241,569	641,884
Comprehensive income attributable to non controlling shareholders	(13,156)	(13,441)	4,294	16,587

The accompanying notes are an integral part of these financial statements.

CPFL Energia S.A.
Statement of changes in shareholders' equity for the semester ended on June 30, 2013
( In thousands of Brazilian reais – R$ )

											Noncontrolling shareholders' interest
			Profit reserve				Other comprehensive income
	Capital	Capital reserve	Legal reserve	Earnings retained for investment	Statutory reserve - financial asset of concession	Dividend	Deemed cost	Prepaid post-employment benefit	Retained earnings (losses)	Total	Other comprehensive income	Other equity	Total Shareholders' equity

Balance as of December 31, 2012 restated	4,793,424	228,322	556,481	326,899	-	455,906	535,627	(515,932)	-	6,380,728	19,741	1,490,660	7,891,129

Total comprehensive income													-
Net income	-	-	-	-	-	-	-	-	284,676	284,676	-	(13,441)	271,235
Comprehensive income - Actuarial gain	-	-	-	-	-	-	-	502,927	-	502,927	-	-	502,929
										-
Internal changes of shareholders' equity										-
Realization of deemed cost of fixed assets	-	-	-	-	-	-	(18,208)	-	18,208	-	189	(189)	-
Tax on deemed cost realization	-	-	-	-	-	-	6,191	-	(6,191)	-	(64)	64	-
Transfer to statutory reserve	-	-	-	(326,899)	326,899	-	-	-	-	-	-	-	-
Statutory reserve in the period	-	-	-	-	(64,164)	-	-	-	64,164	-	-	-	-
Other changes of noncontrolling shareholders	-	-	-	-	-	-	-	-	-	-	-	(23)	(23)
										-			-
Capital transactions with the shareholders										-			-
Prescribed dividend	-	-	-	-	-	-	-	-	2,192	2,192	-	-	2,192
Additional dividend aproved	-	-	-	-	-	(455,906)	-	-	-	(455,906)	-	(11,799)	(467,703)
													-
Balance as of June 30, 2013	4,793,424	228,322	556,481	-	262,736	-	523,610	(13,005)	363,049	6,714,620	19,866	1,465,272	8,199,758

CPFL Energia S.A.
Statement of changes in shareholders' equity for the semester ended on June 30, 2012
( In thousands of Brazilian reais – R$ )
			Profit reserve		Other comprehensive income				Noncontrolling shareholders' interest
	Capital	Capital reserve	Legal reserve	Dividend	Deemed cost	Prepaid post-employment benefit	Retained earnings (losses)	Total	Other comprehensive income	Other equity	Total Shareholders' equity

Balance as of January 1, 2012 restated	4,793,424	229,956	495,185	758,470	563,005	109,373	227,118	7,176,531	20,679	1,464,673	8,661,883

Total comprehensive income
Net income restated	-	-	-	-	-	-	641,884	641,884	-	16,587	658,471

Internal changes of shareholders' equity
Realization of deemed cost of fixed assets	-	-	-	-	(21,352)	-	21,352	-	(739)	739	-
Tax on deemed cost realization	-	-	-	-	7,260	-	(7,260)	-	251	(251)	-
Other changes of noncontrolling shareholders'	-	-	-	-	-	-	-	-	-	265	265

Capital transactions with the shareholders
Prescribed dividend	-	-	-	-	-	-	2,020	2,020	-	-	2,020
Additional dividend aproved	-	-	-	(758,470)	-	-	-	(758,470)	-	(4,701)	(763,171)
Payment of capital of noncontrolling shareholders in subsidiaries	-	-	-	-	-	-	-	-	-	3,558	3,558
Business combination - CPFL Renováveis	-	(3,005)	-	-	-	-	-	(3,005)	-	4,481	1,476

Balance as of june 30, 2012 restated	4,793,424	226,951	495,185	-	548,913	109,373	885,114	7,058,960	20,191	1,485,351	8,564,502

The accompanying notes are an integral part of these financial statements.

CPFL Energia S/A
Statement of cash flow for the periods ended on June 30, 2013 and 2012
In thousands of Brazilian reais – R$

	Parent company		Consolidated
	June 30, 2013	June 30, 2012 restated	June 30, 2013	June 30, 2012 restated

OPERATING CASH FLOW
Income for the period, before income tax and social contribution	301,691	671,838	486,066	1,010,938
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	36	34	525,839	441,616
Provision for tax, civil, labor and environmental risks	199	-	222,076	14,492
Allowance for doubtful accounts	-	-	50,574	43,148
Interest and monetary adjustment	11,281	18,060	644,336	475,898
Post-employment benefit expense	-	-	41,060	16,667
Equity in subsidiaries	(323,083)	(690,133)	(33,654)	(57,687)
Losses on the write-off of noncurrent assets	-	-	18,260	11,868
Deferred taxes (PIS and COFINS)	-	-	17,965	(20,623)
Other	-	-	475	(7,969)
	(9,876)	(201)	1,972,997	1,928,348
DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	303,374	(54,092)
Dividend and interest on equity received	681,777	268,239	26,000	33,693
Recoverable taxes	(1,655)	(6,254)	(11,484)	(14,235)
Lease	-	-	(286)	1,820
Escrow deposits	(18)	(14)	74,980	(44,593)
Resources provided by the Energy Development Account - CDE	-	-	(78,053)	-
Other operating assets	(2,912)	1,541	(55,223)	(105,728)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(541)	30	(81,574)	161,985
Other taxes and social contributions	6,650	9,832	(13,779)	(107,170)
Other liabilities with employee pension plans		-	(39,585)	(30,338)
Regulatory charges		-	(78,700)	(12,252)
Reserve for tax, civil and labor risks paid		-	(38,281)	(27,639)
Advance Eletrobrás - Resources provided by the CDE		-	245,224	-
Other operating liabilities	674	206	35,406	(7,822)
CASH FLOWS PROVIDED BY OPERATIONS	674,099	273,379	2,261,016	1,721,977
Interests paid	(2,437)	(24,956)	(449,450)	(421,069)
Income tax and social contribution paid	-	(140)	(325,791)	(361,145)
NET CASH FROM OPERATING ACTIVITIES	671,662	248,283	1,485,775	939,764

INVESTING ACTIVITIES
Acquisition of subsidiaries net of cash acquired	-	-	-	(739,267)
Capital increase in investments	(1)	(19,006)	-	-
Increase in property, plant and equipment	(275)	(190)	(581,201)	(654,808)
Financial investments, pledges, funds and tied deposits	4,710	23,322	47,080	(49,745)
Lease	-	-	-	(3,360)
Additions to intangible assets	-	-	(448,398)	(611,940)
Advance for capital increase	(1,000)	-	-	-
Intercompany loans with subsidiaries and associated companies	514	(1,544)	(79,880)	-
Other	(1)	-	(129)	(4,454)

NET CASH FLOW USED IN INVESTING ACTIVITIES	3,947	2,582	(1,062,528)	(2,063,574)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	1,287,174	-	3,896,982	1,576,611
Payments of loans, financing and debentures, net of derivatives	223	-	(860,537)	(393,186)
Payments of dividend and interest on shareholders’ equity	(453,968)	(756,080)	(475,143)	(764,719)
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	833,429	(756,080)	2,561,302	418,706
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,509,038	(505,215)	2,984,549	(705,104)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	141,835	549,189	2,435,034	2,663,426
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	1,650,873	43,974	5,419,584	1,958,322

The accompanying notes are an integral part of these financial statements.

CPFL Energia S.A.
Added value statements of income for the semesters ended on June 30, 2013 and 2012
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	1st semester 2013	1st semester 2012 restated	1st semester 2013	1st semester 2012 restated
1. Revenues	330	24	10,301,398	10,170,622
1.1 Operating revenues	55	24	9,225,456	9,473,589
1.2 Revenues related to the construction of own assets	275	-	608,689	149,131
1.3 Revenue from infrastructure construction	-	-	517,827	591,051
1.4 Allowance of doubtful accounts	-	-	(50,574)	(43,148)

2. (-) Inputs	(4,491)	(5,881)	(6,352,787)	(5,350,302)
2.1 Electricity purchased for resale	-	-	(4,510,245)	(4,210,418)
2.2 Material	(280)	(143)	(332,634)	(414,523)
2.3 Outsourced Services	(2,391)	(3,117)	(453,804)	(578,086)
2.4 Other	(1,820)	(2,621)	(1,056,104)	(147,275)

3. Gross added value (1 + 2)	(4,161)	(5,857)	3,948,611	4,820,320

4. Retentions	(36)	(33)	(526,925)	(446,311)
4.1 Depreciation and amortization	(36)	(33)	(377,504)	(311,585)
4.2 Amortization of intangible assets	-	-	(149,421)	(134,726)

5. Net added value generated (3 + 4)	(4,197)	(5,890)	3,421,686	4,374,008

6. Added value received in transfer	332,620	715,540	289,632	365,834
6.1 Financial Income	9,537	25,407	255,979	308,147
6.2 Equity in Subsidiaries	323,083	690,133	33,654	57,687

7. Added value to be distributed (5 + 6)	328,424	709,649	3,711,319	4,739,843

8. Distribution of added value	328,424	709,649	3,711,319	4,739,843
8.1 Personnel and Charges	5,319	4,992	384,826	325,571
8.1.1 Direct Remuneration	3,912	2,950	236,476	203,079
8.1.2 Benefits	935	1,767	130,398	103,533
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	472	275	17,951	18,960
8.2 Taxes, Fees and Contributions	24,982	40,781	2,226,427	3,125,000
8.2.1 Federal	24,961	40,777	764,987	1,549,557
8.2.2 Estate	20	4	1,455,227	1,567,518
8.2.3 Municipal	-	-	6,214	7,926
8.3 Interest and Rentals	13,447	21,992	828,831	630,800
8.3.1 Interest	13,385	21,933	810,180	613,892
8.3.2 Rental	63	59	18,651	16,908
8.4 Interest on capital	284,676	641,884	271,235	658,471
8.4.1 Retained Earnings	284,676	641,884	271,235	658,471

The accompanying notes are an integral part of these financial statements.

(1)  OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor - Room 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not reviewed by the independent auditors):

Energy distribution	Company Type	Equity Interest	Consolidation criteria	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Full	Interior of São Paulo	234	3,941	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Full	Interior of São Paulo	27	1,551	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Full	Interior of Rio Grande do Sul	253	1,377	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Full	Interior of São Paulo and Paraná	27	194	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Full	Interior of São Paulo	7	54	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Full	Interior of São Paulo	2	36	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Full	Interior of São Paulo	5	79	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Full	Interior of São Paulo and Minas Gerais	4	43	16 years	July 2015

Installed power
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Consolidation criteria	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	Full	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs (*) e 1 Thermal	695 MW	695 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Full	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	(d)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	(d)	Santa Catarina	1 Hydroelectric	880 MW	429 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	(d)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	(d)	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93% (b)	Full	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	Full	(c)	(c)	(c)	(c)

Commercialization of energy	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%	Full
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%	Full
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%	Full
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%	Full

Services	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%	Full
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%	Full
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%	Full
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%	Full
CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%	Full
CPFL Transmissão Piracicaba S.A (e)	Private corporation	Energy trasmission	Direct 100%	Full

Other	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%	Full
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%	Full
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%	(d)
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%	Full

(a)   SHP – Small Hydropower Plant

(b)   Paulista Lajeado has a 7% participation in the installed power of Investco S.A.(5.93% interest in its capital).

(c)   CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploration of generation potential sources; and (iii) commercialization of electric energy. At June 30, 2013, CPFL Renováveis had a project portfolio of 1,735MW of installed capacity, as follows:

•       Hydropower generation: 35 SHP’s operational (327MW);

•       Wind power generation: 15 projects operational (555 MW) e 18 projects under construction (482 MW);

•       Biomass power generation: 6 plants operations (270 MW) e 2 under construction (100 MW).

•       Solar energy generation: 1 solar plant operational (1 MW)

(d)   Due to changes in the accounting standards  IFRS 11/CPC 19 (R2), as disclosed in Note 2.9, these companies are treated as joint arrangements and as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements.  Their assets, liabilities and results are accounted for using the equity method of accounting.

(e)   CPFL Transmissão Piracicaba

       In December 2012 the subsidiary CPFL Geração was the successful bidder in ANEEL Transmission Auction 007/2012 which provides for the construction and operation of a transmission line approximately 6.5 km long as well as a 440 KV substation located in the municipality of Piracicaba, State of São Paulo. This line will be connected to the grid of one of the CPFL Energia group distributors and the works will be carried out by the subsidiary CPFL Serviços, making the business feasible. CPFL Geração set up CPFL Transmissão Piracicaba S.A (“CPFL Transmissão”), exclusively to operate this concession.

(2)  PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) interim financial statements prepared in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) in particular, CPC 21(R1) – Interim Financial Statements and diverge from of the Separate Financial Statements which, under International Financial Reporting Standards – IFRS,  must account for  investments  in subsidiaries, associates, and joint ventures at cost or fair value.

The consolidated financial statements were prepared in accordance with the Accounting Policies Adopted in Brazil and with the IFRS, issued by the International Accounting Standard Board – IASB were prepared and are presented in accordance with CPC 21(R1) and IAS 34.

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting policies adopted in Brazil and/or IFRS.

The accounting policies adopted in preparing these Interim Financial Statements are consistent with those adopted in December 31, 2012, except as mentioned in Notes 2.9, 3.1 and 3.2, and should be read together with those statements.

The consolidated financial statements were authorized for issue by the Board of Directors on July 31, 2013.

2.2 Basis of measurement

The interim financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, iii) available-for-sale financial assets measured at fair value.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the resulting accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in subsequent periods is included in the following accounts:

•         Note 6 – Consumers, concessionaire and licensees;

•         Note 8 – Deferred tax credits and debits;

•         Note 9 – Financial asset of concession;

•         Note 10 – Other Credits (Allowance for doubtful accounts);

•         Note 12 – Property, plant and equipment and recognition of impairment losses;

•         Note 13 – Intangible assets and recognition of impairment losses;

•         Note 17 – Post-employment Benefit Obligation;

•         Note 20 – Reserve for tax, civil and labor risks and escrow deposits;

•         Note 25 – Net operating revenues;

•         Note 26 –  Cost of electric energy;

•         Note 32 – Financial instrument;

•         Leasing;

•         Provision to environmental costs.

2.4 Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the individual and consolidated financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not tally with the rounded totals.

2.5 Basis of consolidation:

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the recognized amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

(ii) Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The accounting policies of subsidiaries taken into consideration in consolidation are aligned with the Company's accounting policies.

The financial information of subsidiaries and jointly controlled entities and of the associates is accounted for using the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for owned subsidiaries. Prior to consolidation in the Company's financial statements, the financial statements of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated with those of their parent companies.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion relating to non-controlling shareholders is stated in equity and stated after profit or loss and comprehensive income in each period presented.

(iii) Acquisition of non-controlling interest

Accounted for as transactions between equity holders and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business: (i) electric energy distribution activities; (ii) electric energy generation activities from conventional sources; (iii) electric energy generation activities from renewable sources; (iv) energy commercialization; (v) service activities; and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on corporate interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-controlled entities are described in Note 1. Except for the (i) companies ENERCAN, BAESA, Chapecoense and EPASA which as from January 1, 2013 (and adjusted comparatively in 2012) are accounted for using the equity method of accounting and not consolidated proportionately (Note 3), and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

At June 30, 2013 and 2012, and December 31, 2012, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.8 Value added statements

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the financial statements in accordance with generally accepted accounting principles in Brazil and as complementary information to the financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory  in accordance with IFRS.

2.9 Restatement of 2012 interim financial statements and immaterial adjustments

a. Restatement - Change of practice and impacts of the revision of CPC 33 – Employee benefits and accounting for jointly-controlled entities – CPC 19 (R2) Joint arrangements

As mentioned in Notes 3.1 and 3.2, technical Pronouncements CPC 33 (R1) / IAS 19 (R1) – Employee benefits and CPC 19 (R2) / IFRS 11 – Joint Arrangements, are applicable from January 1, 2013. As adoption of these pronouncements constitutes a change in accounting polices, to be applied retrospectively in accordance with CPC 23 / IAS 8, the Company and its subsidiaries are reclassifying and adjusting the amounts for the quarters and semesters ended at June 30, 2012 and the balance at December 31, 2012, presented for purposes of comparison.

b. Immaterial adjustments - Financial assets related to the concession

As mentioned in Note 2.9 to the December 31, 2012 Financial Statements, in 2012,  the Company and its subsidiaries have adjusted the way of interpreting and accounting for recognition of the financial assets related to the concession, which are now treated as changes in the expectations of cash flows, i.e., the update of the financial asset, previously fully recognized in “other comprehensive income”, is now recognized in income for the period, and not as an adjustment in the fair value of the financial asset. Consequently, the Company and its subsidiaries are showing these effects in these interim financial statements and adjusting the balances at June 30, 2012 to comparative bases, even though the amounts are immaterial.

The adjustments described above have the following impacts:

CPFL Energia S.A.

Balance sheets as of June 30, 2013 and December 31, 2012

(In thousands of Brazilian reais – R$)

	Consolidated
ASSETS	December 31, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	December 31, 2012 restated

Current assets
Cash and cash equivalents (note 5)	2,477,894	(42,860)	-	2,435,034
Consumers, concessionaires and licensees (note 6)	2,268,601	(63,577)	-	2,205,024
Dividends and interest on shareholders´ equity (note 11)	2,894	52,139	-	55,033
Financial investments	6,100	-	-	6,100
Recoverable taxes (note 7)	263,403	(12,417)	-	250,987
Derivatives (note 32)	870	-	-	870
Materials and supplies	49,346	(12,520)	-	36,826
Leases	9,740	-	-	9,740
Financial asset of concession (note 9)	34,444	-	-	34,444
Other credits (note 10)	516,903	(6,022)	-	510,880
Total current assets	5,630,196	(85,257)	-	5,544,938

Noncurrent assets
Consumers, concessionaires and licensees (note 6)	162,017	(359)	-	161,658
Escrow deposits (note 20)	1,184,554	(59,215)	-	1,125,339
Recoverable taxes (note 7)	225,036	(18,383)	-	206,653
Derivatives (note 32)	486,438	-	-	486,438
Deferred taxes credits (note 8)	1,318,618	(60,831)	-	1,257,787
Leases	31,703	-	-	31,703
Financial asset of concession (note 9)	2,342,796	-	-	2,342,796
Prepaid post-employment benefit obligation (note 17)	10,203	-	(10,203)	-
Investment at cost	116,654	-	-	116,654
Other credits (note 10)	420,155	(76,340)	-	343,814
Investment (note 11)	-	1,006,771	-	1,006,771
Property, plant and equipment (note 12)	9,611,958	(2,507,897)	-	7,104,060
Intangible assets (note 13)	9,535,360	(339,693)	-	9,195,667
Total non current assets	25,445,491	(2,055,948)	(10,203)	23,379,341

Total assets	31,075,687	(2,141,205)	(10,203)	28,924,279

CPFL Energia S.A.

Balance sheets as of June 30, 2013 and December 31, 2012

(In thousands of Brazilian reais – R$)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	December 31, 2012 restated

Current liabilities
Suppliers (note 14)	1,691,002	(1,865)	-	1,689,137
Accrued interest on debts (note 15)	142,599	(4,305)	-	138,293
Accrued interest on debentures (note 16)	95,614	(789)	-	94,825
Loans and financing (note 15)	1,558,499	(139,465)	-	1,419,034
Debentures (note 16)	336,459	(26,309)	-	310,149
Prepaid post-employment benefit obligation (note 17)	51,675	-	-	51,675
Regulatory charges (note 18)	114,488	(3,712)	-	110,776
Taxes and social contributions payable (note 19)	442,365	(11,894)	-	430,472
Dividends and interest on equity	26,542	-	-	26,542
Accrued liabilities	72,535	(810)	-	71,725
Derivatives (note 32)	109	-	-	109
Use of public utilities (note 21)	30,422	(26,979)	-	3,443
Other accounts payable (note 22)	631,043	(7,776)	-	623,267
Total current liabilities	5,193,351	(223,903)	-	4,969,447

Noncurrent liabilities
Suppliers (note 14)	4,467	-	-	4,467
Accrued interest on debts (note 15)	62,271	-	-	62,271
Loans and financing (note 15)	9,035,534	(1,377,338)	-	7,658,196
Debentures (note 16)	5,895,143	(104,880)	-	5,790,263
Prepaid post-employment benefit obligation (note 17)	325,455	-	505,729	831,184
Deferred taxes debits (note 8)	1,155,733	-	-	1,155,733
Reserve for tax, civil and labor risks (note 20)	386,079	(36,985)	-	349,094
Derivatives (note 32)	336	-	-	336
Use of public utilities (note 21)	461,157	(384,787)	-	76,371
Other accounts payable (note 22)	149,099	(13,312)	-	135,788
Total noncurrent liabilities	17,475,275	(1,917,301)	505,729	16,063,703

Shareholdes' equity (note 23)
Capital	4,793,424	-	-	4,793,424
Capital reserves	228,322	-	-	228,322
Legal reserves	556,481	-	-	556,481
Earnings retained for investment	326,899	-	-	326,899
Statutory reserve - financial asset of concession	-	-	-	-
Dividend	455,906	-	-	455,906
Other comprehensive income	535,627	-	(515,932)	19,695
	6,896,660	-	(515,932)	6,380,728
Net equity attributable to noncontrolling shareholders	1,510,401	-	-	1,510,401
Total shareholders' equity	8,407,061	-	(515,932)	7,891,129

Total liabilities and shareholders' equity	31,075,687	(2,141,205)	(10,203)	28,924,279

	Consolidated
	2012					2012
	2nd quarter stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	2nd quarter restated	1st semester stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	1st semester restated

Net operating revenue (note 25)	3,533,449		(30,282)		3,503,167	6,954,437		(59,087)		6,895,350
Cost of electric energy services			-
Cost of electric energy services (note 26)	(1,882,621)		(127,870)		(2,010,491)	(3,548,350)		(245,923)		(3,794,273)
Operating cost (note 27)	(382,262)		56,902	(10,838)	(336,197)	(692,029)		97,766	(21,707)	(615,970)
Services rendered to third parties (note 27)	(323,362)		-		(323,362)	(593,396)		-		(593,396)

Gross operating income	945,204	-	(101,250)	(10,838)	833,116	2,120,662	-	(207,244)	(21,707)	1,891,711
Operating expenses (note 27)
Sales expenses	(99,235)		24		(99,211)	(192,289)		48		(192,241)
General and administrative expenses	(141,127)		1,713		(139,414)	(282,505)		5,301		(277,204)
Other operating expense	(77,501)		607		(76,894)	(150,774)		1,159		(149,615)

Income from electric energy service	627,341	-	(98,906)	(10,838)	517,598	1,495,094	-	(200,736)	(21,707)	1,272,651

Interest in subsidiaries (note 11)	-		21,492		21,492	-		57,687		57,687
Financial income (expense) (note 28)
Income	126,734	34,441	(3,310)		157,865	270,236	35,211	(7,231)		298,216
Expense	(365,119)		55,014		(310,105)	(723,168)		105,551		(617,617)
	(238,385)	34,441	51,704	-	(152,240)	(452,933)	35,211	98,320	-	(319,401)
Income before taxes	388,957	34,441	(25,710)	(10,838)	386,849	1,042,162	35,211	(44,728)	(21,707)	1,010,937
Social contribution (note 8)	(41,648)	(3,008)	7,240	-	(37,416)	(103,669)	(3,139)	12,277	-	(94,531)
Income tax (note 8)	(113,680)	(8,360)	18,470	-	(103,570)	(281,667)	(8,720)	32,452	-	(257,935)
	(155,328)	(11,368)	25,710	-	(140,986)	(385,335)	(11,859)	44,728	-	(352,466)

Net income	233,628	23,073	-	(10,838)	245,863	656,826	23,352	-	(21,707)	658,471

Net income/(loss) attributable to controlling shareholders	229,334	23,073	-	(10,838)	241,569	640,239	23,352	-	(21,707)	641,884
Net income/(loss) attributable to noncontrolling shareholders	4,295	-	-	-	4,295	16,587	-	-	-	16,587

	Consolidated
	2012
	2nd quarter stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Employee benefits	2nd quarter	1st semester stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Employee benefits	1st semester
Net income	233,628	23,073	(10,838)	245,863	656,826	23,352	(21,707)	658,471

Other comprehensive income:
Financial asset of concession
- Gain in financial instruments	34,386	(34,386)	-	-	35,211	(35,211)	-	-
- Tax on financial instruments	(11,368)	11,368	-	-	(11,859)	11,859	-	-

Comprehensive income	256,646	55	(10,838)	245,863	680,178	-	(21,707)	658,471
Comprehensive income attributable to controlling shareholders	252,352	55	(10,838)	241,569	663,591	-	(21,707)	641,884
Comprehensive income attributable to non controlling shareholders	4,294	-	-	4,294	16,587	-	-	16,587

	Consolidated
	June 30, 2012 stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	June 30, 2012 restated

OPERATING CASH FLOW
Income for the period, before income tax and social contribution	1,042,162	35,211	(44,728)	(21,707)	1,010,938
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	523,038	-	(81,422)	-	441,616
Provision for tax, civil, labor and environmental risks	14,602	-	(110)	-	14,492
Allowance for doubtful accounts	43,148	-	-	-	43,148
Interest and monetary adjustment	595,095	(35,211)	(83,986)	-	475,898
Post-employment benefit expense	(5,040)	-	-	21,707	16,667
Equity in subsidiaries	-	-	(57,687)	-	(57,687)
Losses on the write-off of noncurrent assets	12,048	-	(180)	-	11,868
Deferred taxes (PIS and COFINS)	(20,623)	-	-	-	(20,623)
Other	(7,969)	-	-	-	(7,969)
	2,196,461	-	(268,114)	-	1,928,348
DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	(55,484)	-	1,392	-	(54,092)
Dividend and interest on equity received	-	-	33,693	-	33,693
Recoverable taxes	(15,117)	-	882	-	(14,235)
Lease	1,820	-		-	1,820
Escrow deposits	(44,603)	-	10	-	(44,593)
Other operating assets	(112,325)	-	6,597	-	(105,728)
		-		-
INCREASE (DECREASE) IN OPERATING LIABILITIES		-		-
Suppliers	144,377	-	17,608	-	161,985
Other taxes and social contributions	(107,576)	-	406	-	(107,170)
Other liabilities with employee pension plans	(30,338)	-		-	(30,338)
Regulatory charges	(14,024)	-	1,772	-	(12,252)
Reserve for tax, civil and labor risks paid	(27,639)	-		-	(27,639)
Other operating liabilities	(10,716)	-	2,894	-	(7,822)
CASH FLOWS PROVIDED BY OPERATIONS	1,924,836	-	(202,860)	-	1,721,977
Interests paid	(495,520)	-	74,451	-	(421,069)
Income tax and social contribution paid	(399,637)	-	38,492	-	(361,145)
NET CASH FROM OPERATING ACTIVITIES	1,029,679	-	(89,916)	-	939,764

INVESTING ACTIVITIES
Acquisition of subsidiaries net of cash acquired	(739,267)	-		-	(739,267)
Increase in property, plant and equipment	(657,717)	-	2,909	-	(654,808)
Financial investments, pledges, funds and tied deposits	(51,553)	-	1,808	-	(49,745)
Lease	(3,360)	-	-	-	(3,360)
Additions to intangible assets	(612,146)	-	206	-	(611,940)
Other	(4,454)	-	-	-	(4,454)

NET CASH FLOW USED IN INVESTING ACTIVITIES	(2,068,497)	-	4,923	-	(2,063,574)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	1,584,053	-	(7,442)	-	1,576,611
Payments of loans, financing and debentures, net of derivatives	(466,072)	-	72,886	-	(393,186)
Payments of dividend and interest on shareholders’ equity	(764,719)	-	-	-	(764,719)
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	353,262	-	65,444	-	418,706
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(685,556)	-	(19,549)	-	(705,104)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	2,699,837	-	(36,411)	-	2,663,426
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	2,014,281	-	(55,960)	-	1,958,322

	Consolidated
	1st semester 2012 stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	1st semester 2012 restated
1. Revenues	10,230,838	-	(60,216)	-	10,170,622
1.1 Operating revenues	9,533,713	-	(60,124)	-	9,473,589
1.2 Revenues related to the construction of own assets	149,223	-	(92)	-	149,131
1.3 Revenue from infrastructure construction	591,051	-	-	-	591,051
1.4 Allowance of doubtful accounts	(43,148)	-	-	-	(43,148)

2. (-) Inputs	(5,096,208)	-	(254,095)	-	(5,350,302)
2.1 Electricity purchased for resale	(3,936,477)	-	(273,941)	-	(4,210,418)
2.2 Material	(419,031)	-	4,508	-	(414,523)
2.3 Outsourced Services	(583,513)	-	5,427	-	(578,086)
2.4 Other	(157,187)	-	9,912	-	(147,275)

3. Gross added value (1 + 2)	5,134,630	-	(314,311)	-	4,820,320

4. Retentions	(527,733)	-	81,421	-	(446,311)
4.1 Depreciation and amortization	(393,007)	-	81,421	-	(311,585)
4.2 Amortization of intangible assets	(134,726)	-	-	-	(134,726)

5. Net added value generated (3 + 4)	4,606,898	-	(232,889)	-	4,374,008

6. Added value received in transfer	280,167	35,211	50,457	-	365,834
6.1 Financial Income	280,167	35,211	(7,230)	-	308,147
6.2 Equity in Subsidiaries	-	-	57,687	-	57,687

7. Added value to be distributed (5 + 6)	4,887,064	35,211	(182,432)	-	4,739,843

8. Distribution of added value	4,887,064	35,211	(182,432)	-	4,739,843
8.1 Personnel and Charges	307,975	-	(4,110)	21,707	325,571
8.1.1 Direct Remuneration	206,526	-	(3,447)	-	203,079
8.1.2 Benefits	82,325	-	(498)	21,707	103,533
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	19,124	-	(164)	-	18,960
8.2 Taxes, Fees and Contributions	3,185,704	11,859	(72,563)	-	3,125,000
8.2.1 Federal	1,609,934	11,859	(72,237)	-	1,549,557
8.2.2 Estate	1,567,518	-	-	-	1,567,518
8.2.3 Municipal	8,252	-	(326)	-	7,926
8.3 Interest and Rentals	736,560	-	(105,759)	-	630,800
8.3.1 Interest	719,441	-	(105,548)	-	613,892
8.3.2 Rental	17,119	-	(211)	-	16,908
8.4 Interest on capital	656,826	23,352	-	(21,707)	658,471
8.4.1 Retained Earnings	656,826	23,352	-	(21,707)	658,471

In the financial statements of the parent company, at December 31, 2012, the effects of the restate had an impact of R$ 515,932 on Investments, set against the year-to-date comprehensive income, in equity.

(3)  SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of the Company and its subsidiaries were prepared based on the same accounting policies as described in Notes 3.1 to 3.14, disclosed in the financial statements for the year ended December 31, 2012, except for Notes 2.5 Basis of Consolidation and 3.8 Employee benefits to those financial statements, which have been changed as required by CPC 23 / IAS 8:

3.1 Employee benefits

As mentioned in Note 3.8 to the Financial statements at December 31, 2012, certain subsidiaries have post-employment benefits and pension plans, recognized by the accrual method in accordance with technical pronouncements in force to that date (CPC 33 and IAS 19 – Employee benefits), and are regarded as sponsors of these plans.

On January 1, 2013, the pronouncements mentioned in the previous paragraph were replaced by CPC 33 (R1) and IAS 19 (revised 2011) – Employee benefits, with the following amendments: i) elimination of the “corridor approach”, with immediate recognition of actuarial gains and losses in other comprehensive income; ii) replacement of interest expense and the expected return on plan assets with a “net interest” amount, calculated by applying the discount rate to the net defined benefit asset or liability; and iii) immediate recognition in profit or loss of past service costs.

The effects of adoption of these pronouncements are described in Note 2.9.

3.2 Consolidation of jointly-controlled subsidiaries

As mentioned in Note 2.5 to the Financial Statements of December 31, 2012, it was Company policy to consolidate the jointly-controlled entities proportionally. As of January 1, 2013, due to adoption of technical pronouncement CPC 19 (R2) and IFRS 11 – Joint Arrangements, the Company no longer consolidates ENERCAN, BAESA, Chapecoense and EPASA proportionally, and they are now recognized using the equity method of accounting.

The effects of adoption of these pronouncements are described in Note 2.9.

(4)  DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate. The fair values of intangible assets are calculated using quoted prices in an active market. Where there is no active market, the fair value will be what the Company would have paid for the intangible assets, on the acquisition date, in an arm’s length transaction between knowledgeable, willing parties based on the best information available.

- Financial instruments

Financial instruments measured at fair values were valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the “BM&FBovespa S.A” and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 32).

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the regulatory body. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Provisional Measure 579 of September 11, 2012, converted into Law 12.783 of January 11, 2013, established that, for concession contracts that expire by 2017, calculation of the amount of compensation due on reversal of the assets will be based on the replacement value method, according to regulatory criteria to be established the granting authority. In the case of concessions terms that expire after 2017, Management believes that, as under Law 12.783, compensation will be based at least on valuation of the assets using the new replacement value model.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)  CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	June 30, 2013	December 31, 2012 restated	June 30, 2013	December 31, 2012 restated
Bank balances	1,099	741	160,628	239,212
Short-term financial investments	1,649,774	141,095	5,258,956	2,195,822
Overnight investment (a)	-	-	11,741	18,173
Bank deposit certificates (b)	-	-	344,126	228,818
Repurchase agreements with debentures (b)	-	-	122,976	12,850
Investment funds (c)	1,649,774	141,095	4,780,114	1,935,982
Total	1,650,873	141,835	5,419,584	2,435,034

a)      Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 20% of the variation in the Interbank Deposit Certificate - CDI.

b)     Short-term investments in Bank Deposit Certificates - CDB and secured debentures conducted with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101,0% of the Interbank Deposit Certificate - CDI.

c)      Amounts invested in an Exclusive Fund, involving investments subject to floating rates tied to the CDI in federal government bonds, CDBs, secured debentures of major financial institutions, with daily liquidity, low credit risk and interest equivalent, on average, to 101,0% of the Interbank Deposit Certificate - CDI.

(6)CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at June 30, 2013 and December 31, 2012:

	Consolidated
		Past due		Total
	Amounts coming due	until 90 days	> 90 days	June 30, 2013	December 31, 2012 restated
Current
Consumer classes
Residential	271,030	179,589	46,830	497,449	640,582
Industrial	118,806	51,529	24,496	194,831	225,681
Commercial	114,526	37,827	14,421	166,774	216,422
Rural	27,286	5,860	1,249	34,395	45,801
Public administration	30,130	2,492	1,056	33,678	45,111
Public lighting	26,092	2,708	14,043	42,843	49,753
Public utilities	38,851	3,544	442	42,837	49,335
Billed	626,721	283,549	102,537	1,012,807	1,272,683
Unbilled	519,737	-	-	519,737	597,556
Financing of consumers' debts	71,586	8,629	48,981	129,196	137,246
Free energy	3,945	-	-	3,945	3,764
CCEE transactions	13,597	-	-	13,597	18,954
Concessionaires and licensees	280,920	-	-	280,920	264,268
Allowance for doubtful accounts	-	-	(122,075)	(122,075)	(112,239)
Other	16,590	-	-	16,590	22,794
Total	1,533,096	292,178	29,443	1,854,716	2,205,024

Non current
Financing of consumers' debts	131,267	-	-	131,267	136,368
Allowance for doubtful accounts	(13,438)	-	-	(13,438)	(16,240)
CCEE transactions	41,301	-	-	41,301	41,301
Concessionaires and licensees	42	-	-	42	228
Total	159,171	-	-	159,171	161,658

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

	Consolidated
	Consumers, concessionaires and licensees	Other Credits (note 10)	Total
At December 31, 2012 restated	(128,478)	(22,000)	(150,479)
Allowance for doubtful accounts	(66,920)	758	(66,162)
Recovery of revenue	16,101	(513)	15,588
Write-off of accounts receivable and provisioned	43,784	(409)	43,375
At June 30, 2013 restated	(135,513)	(22,164)	(157,678)

Current	(122,075)	(21,849)	(143,924)
Noncurrent	(13,438)	(315)	(13,754)

(7)  RECOVERABLE TAXES

	Parent company		Consolidated
	June 30, 2013	December 31, 2012 restated	June 30, 2013	December 31, 2012 restated
Current
Prepayments of social contribution - CSLL	-	401	5,639	2,690
Prepayments of income tax - IRPJ	-	1,092	15,752	10,889
IRRF on interest on equity	11,290	17,143	11,290	17,654
Income tax and social contribution to be offset	25,691	850	68,083	22,891
Withholding tax - IRRF	912	5,736	66,981	63,512
ICMS to be offset	-	-	84,409	84,487
Social Integration Program - PIS	-	-	9,837	8,808
Contribution for Social Security financing- COFINS	42	42	43,004	36,426
National Social Security Institute - INSS	1	1	2,269	3,194
Other	46	46	1,203	435
Total	37,983	25,311	308,468	250,987

Noncurrent
Social contribution to be offset - CSLL	-	-	41,301	39,466
Income tax to be offset - IRPJ	-	-	2,626	10,707
ICMS to be offset	-	-	110,850	126,061
Social Integration Program - PIS	-	-	5,399	5,399
Contribution for Social Security financing- COFINS	-	-	24,621	24,621
Other	-	-	1,698	399
Total	-	-	186,495	206,653

(8)  DEFERRED TAXES

8.1- Breakdown of tax credits and debits:

	Parent company		Consolidated
	June 30, 2013	December 31, 2012 restated	June 30, 2013	December 31, 2012 restated
Social contribution credit/(debit)
Tax losses carryforwards	42,598	43,686	48,840	52,897
Tax benefit of merged goodwill	-	-	129,830	137,773
Deductible temporary differences	1,856	1,779	(169,555)	(189,229)
Subtotal	44,454	45,465	9,114	1,441

Income tax credit / (debit)
Tax losses carryforwards	126,453	130,587	143,742	135,747
Tax benefit of merged goodwill	-	-	442,634	468,844
Deductible temporary differences	1,704	1,359	(508,376)	(562,330)
Subtotal	128,157	131,947	78,000	42,261

PIS and COFINS credit/(debit)
Deductible temporary differences	-	-	40,387	58,353

Total	172,611	177,411	127,502	102,054

Total tax credit	172,611	177,411	1,264,823	1,257,787
Total tax debit	-	-	(1,137,321)	(1,155,733)

The estimate of recovery of the deferred tax credits recorded in noncurrent assets is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee, a breakdown of which is  provided in the financial statements of December 31, 2012.

8.2 - Tax benefit of merged goodwill:

Refers to the tax credit calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which has been incorporated and is recognized in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09 – Individual, Separate and Consolidated Financial Statements and Application of the Equity Method. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 13.

	Consolidated
	June 30, 2013		December 31, 2012 restated
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	73,095	203,043	77,253	214,590
CPFL Piratininga	16,905	58,012	17,662	60,609
RGE	32,805	135,477	34,268	141,518
CPFL Santa Cruz	2,206	6,937	2,655	8,349
CPFL Leste Paulista	1,216	3,704	1,493	4,545
CPFL Sul Paulista	1,769	5,522	2,151	6,712
CPFL Jaguari	1,061	3,233	1,299	3,950
CPFL Mococa	646	2,000	807	2,502
CPFL Geração	-	24,447	-	25,613
CPFL Serviços	126	258	186	455
Total	129,830	442,634	137,773	468,844

8.3 – Accumulated balances on deductible temporary differences:

	Consolidated
	June 30, 2013			December 31, 2012 restated
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Deductible temporary differences
Reserve for tax, civil and labor	39,498	110,328	-	22,700	63,587	-
Private pension fund	1,939	6,384	-	1,387	4,850	-
Allowance for doubtful accounts	13,869	38,524	-	13,274	36,871	-
Free energy provision	5,117	14,215	-	4,884	13,569	-
Research and Development and Energy Efficiency Programs	12,470	34,635	-	12,570	34,913	-
Reserves related to personnel	2,164	6,000	-	3,151	8,741	-
Depreciation rate difference	7,341	20,392	-	7,599	21,108	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(1,911)	(5,308)	-	(2,024)	(5,621)	-
Recognition of the concession - financial adjustment (IFRS / CPC)	(34,278)	(95,218)	-	(43,062)	(119,617)	-
Reversal of regulatory assets and liabilities (IFRS / CPC)	34,863	96,842	39,510	48,048	133,468	57,475
Actuarial losses (IFRS/CPC)	27,360	76,290	-	25,587	71,365	-
Other adjustments changes in practices (IFRS / CPC)	15,386	42,739	-	12,247	34,020	-
Accelerated depreciation	(5)	(13)	-	(48)	(133)	-
Other	6,464	10,953	878	9,509	20,211	878
Deductible temporary differences - comprehensive income:
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(66,753)	(185,424)	-	(69,017)	(189,597)	-
Deductible temporary differences - Business combination - CPFL Renováveis			-
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	26,241	78,720	-	28,644	79,566	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(7,366)	(20,460)	-	(7,255)	(20,151)	-
Value added of assets received from the former ERSA	(93,573)	(264,513)	-	(96,452)	(267,924)	-
Intangible asset - exploration right/authorization Jantus, Santa Luzia, Complex Atlântica and BVP	(150,808)	(452,423)	-	(154,669)	(464,004)	-
Other temporary differences	(7,575)	(21,041)	-	(6,302)	(17,552)	-
Total	(169,555)	(508,376)	40,387	(189,229)	(562,330)	58,353

8.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters and semesters ended June 30, 2013 and 2012:

	Parent company				Consolidated
	Social contribution				Social contribution
	2013		2012 restated		2013		2012 restated
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Income/(loss) before taxes	(103,628)	301,691	271,353	671,838	(164,354)	486,066	386,849	1,010,937
Adjustments to reflect effective rate:
Equity in subsidiaries	88,761	(323,083)	(288,125)	(690,133)	(27,397)	(33,654)	(21,492)	(57,687)
Amortization of intangible asset acquired	(7,009)	(14,018)	(7,141)	(14,282)	25,781	51,562	26,972	53,944
Tax incentives - PIIT (*)	-	-	-	-	(2,283)	(3,770)	(1,544)	(2,898)
Effect of presumed profit system	-	-	-	-	(14,719)	(29,551)	(26,492)	(64,374)
Adjustment of excess and surplus revenue of reactive	-	-	-	-	20,701	29,333	8,744	17,376
Interest on shareholders’ equity	72,450	72,450	107,366	107,366	-	-	-	-
Other permanent additions, net	1,085	2,314	2,486	2,486	7,217	10,534	17,316	41,162
Calculation base	51,658	39,354	85,939	77,274	(155,054)	510,520	390,354	998,459
Statutory rate	9%	9%	9%	9%	9%	9%	9%	9%
Tax credit/(debit) result	(4,649)	(3,542)	(7,734)	(6,955)	13,955	(45,947)	(35,132)	(89,861)
Tax credit recorded/(not recorded)	999	(48)	841	-	(5,032)	(11,476)	(2,284)	(4,670)
Total	(3,651)	(3,590)	(6,894)	(6,955)	8,923	(57,423)	(37,416)	(94,531)

Current	(2,579)	(2,579)	(4,857)	(4,857)	(17,706)	(68,653)	(48,015)	(106,038)
Deferred	(1,071)	(1,011)	(2,037)	(2,098)	26,629	11,230	10,599	11,507

	Parent company				Consolidated
	Income tax				Income tax
	2013		2012		2013		2012 restated
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Income/(loss) before taxes	(103,628)	301,691	271,353	671,838	(164,354)	486,066	386,849	1,010,937
Adjustments to reflect effective rate:
Equity in subsidiaries	88,761	(323,083)	(288,125)	(690,133)	(27,397)	(33,654)	(21,492)	(57,687)
Amortization of intangible asset acquired	-	-	-	-	33,100	66,200	34,437	68,874
Tax incentives - PIIT (*)	-	-	-	-	(2,283)	(3,770)	(1,544)	(2,898)
Effect of presumed profit system	-	-	-	-	(21,735)	(43,461)	(35,650)	(82,476)
Adjustment of excess and surplus revenue of reactive	-	-	-	-	20,701	29,333	8,744	17,376
Interest on shareholders’ equity	72,450	72,450	107,366	107,366	-	-	-	-
Other permanent additions, net	1,222	2,597	2,926	2,926	8,885	(2,976)	10,323	25,875
Calculation base	58,805	53,654	93,520	91,996	(153,083)	497,737	381,667	979,999
Statutory rate	25%	25%	25%	25%	25%	25%	25%	25%
Tax credit/(debit) result	(14,701)	(13,414)	(23,380)	(22,999)	38,271	(124,435)	(95,417)	(245,000)
Tax credit recorded/(not recorded)	1,069	(11)	490	-	(16,906)	(32,972)	(8,153)	(12,936)
Total	(13,632)	(13,425)	(22,890)	(22,999)	21,364	(157,408)	(103,570)	(257,935)

Current	(9,635)	(9,635)	(16,134)	(16,134)	(49,182)	(182,711)	(131,432)	(287,288)
Deferred	(3,997)	(3,790)	(6,756)	(6,865)	70,546	25,303	27,862	29,353

 (*)Technical Innovation Incentive Program

(9) FINANCIAL ASSET OF CONCESSION

Consolidated
At December 31, 2012 restated	2,377,240
Current	34,444
Noncurrent	2,342,796

Additions	229,099
Change in the expectation of cash flow	(96,571)
Disposal	(4,021)

At June 30, 2013	2,505,747
Current	34,444
Noncurrent	2,471,303

The balance refers to the fair value of the financial asset in relation to the right established in the concession agreements of the energy distributors to receive payment on the moment of reversal of the assets to the granting authority at the end of the concession.

In accordance with the current tariff model, remuneration for this asset is recognized in profit or loss on billing to the consumers and realized on receipt of the electric energy bills. Additionally, the difference to adjust the balance to the anticipated cash flow receipts, in accordance with the new replacement amount (“VNR”) is recorded against the financial income account in profit or loss for the year.

As a result of conclusion of the tariff review for the subsidiaries, the estimated cash flow was reduced by R$ 130,522 in the quarter, in relation to reconciliation of the report on the remuneration base of the financial asset of concession.

The balance in current assets relates to compensation to the Rio do Peixe II facility for subsidiary CPFL Leste Paulista, which has a generation concession and has not yet undergone a devertilization process.

(10)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	June 30, 2013	December 31, 2012 restated	June 30, 2013	December 31, 2012 restated

Advances - Fundação CESP	7,565	7,784	-	-
Advances to suppliers	24,280	17,917	-	-
Pledges, funds and tied deposits	29,516	53,566	166,644	191,931
Fund tied to foreign currency loans	-	-	34,415	34,287
Orders in progress	248,626	221,883	-	-
Outside services	6,340	8,214	-	-
Advance to energy purchase agreements	42,948	47,832	33,439	40,254
Collection agreements	51,711	65,214	-	-
Prepaid expenses	47,987	9,258	2,191	3,132
Receivables from Resources provided by the Energy Development Account - CDE	103,024	24,972	-	-
Receivables - Business Combination	-	-	13,950	13,950
Advances to employees	20,036	6,806	-	-
Other	44,533	47,437	62,824	60,260
Total	626,566	510,880	313,464	343,814

Receivables from Resources provided by the Energy Development Account - CDE – refer to: (i) low income subsidies totaling R$ 13,899; (ii) other tariff discounts granted to consumers amounting to R$ 3,223; and (iii) new increases related to System Service Charge (“ESS”) – energy security, hydrological risk, involuntary exposure and CVA for System Service Charge ESS and energy, amounting to R$ 85,902.

At June 30, 2013, the Other Credits balance is net of the allowance of R$ 22,164 for doubtful accounts (R$ 22,000 at December 31, 2012) related to the accounts for services rendered to third parties, Collection agreements and Other credits.

(11)    INVESTMENTS

	Parent company		Consolidated
	June 30, 2013	December 31, 2012 restated	June 30, 2013	December 31, 2012 restated
Permanent equity interests - equity method
By equity method of the subsidiary	4,766,517	4,867,886	1,021,569	1,006,771
Value-added of assets, net	1,049,098	1,114,676	-	-
Goodwill	6,054	6,054	-	-
Total	5,821,670	5,988,616	1,021,569	1,006,771

11.1 - Permanent Equity Interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

		June 30, 2013				June 30, 2013	December 31, 2012 restated	June 30, 2013	December 31, 2012 restated
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' Equity	Profit or loss for the period	Shareholders Equity Interest		Equity in Subsidiaries
CPFL Paulista	177,909	7,528,721	209,854	921,067	313,602	921,067	418,421	313,602	260,371
CPFL Piratininga	53,031,259	2,822,063	99,900	217,290	(85,179)	217,290	215,944	(85,179)	94,018
CPFL Santa Cruz	371,772	354,303	63,858	91,417	(9,090)	91,417	107,664	(9,090)	19,044
CPFL Leste Paulista	895,733	173,164	26,116	51,328	(4,558)	51,328	67,149	(4,558)	5,563
CPFL Sul Paulista	463,482	187,825	28,131	56,853	(157)	56,853	68,867	(157)	7,526
CPFL Jaguari	212,126	151,074	18,214	33,949	(772)	33,949	43,952	(772)	4,853
CPFL Mococa	121,761	98,818	17,240	33,639	6,021	33,639	38,345	6,021	3,087
RGE	807,168	3,818,440	919,464	1,212,680	77,266	1,212,680	1,289,756	77,266	145,107
CPFL Geração	205,487,716	5,546,266	1,039,619	1,956,301	75,229	1,956,301	2,534,388	75,229	157,614
CPFL Jaguari Geração (*)	40,108	47,114	40,108	45,373	2,990	45,373	48,102	2,990	4,466
CPFL Brasil	2,999	470,627	2,999	38,699	12,645	38,699	(81,923)	12,645	37,834
CPFL Planalto (*)	630	3,985	630	(1,227)	(1,814)	(1,227)	587	(1,814)	5,101
CPFL Serviços	66,620	132,473	66,620	69,552	(608)	69,552	73,056	(608)	7,900
CPFL Atende (*)	1	21,195	13,991	14,511	870	14,511	15,187	870	1,522
Nect (*)	2,059	14,487	2,059	4,095	1,946	4,095	4,646	1,946	3,253
CPFL Total (*)	19,005	31,588	19,005	19,797	1,267	19,797	21,555	1,267	1,142
CPFL Jaguariuna (*)	189,620	2,823	2,926	2,163	(24)	2,163	2,187	(24)	(41)
CPFL Telecom	19,900	1,291	20	(968)	(971)	(968)	2	(971)	-
Subtotal - By shareholders' equity of the subsidiary						4,792,124	4,867,886	414,270	758,359
Amortization of added value on assets						-	-	(65,580)	(68,226)
Total						4,792,124	4,867,886	348,690	690,133

(*) Number of quotas

Fair value adjustments (added value) of net assets acquired in business combinations are classified under Investments in the parent company’s balance sheet. Amortization of the fair value adjustments (added value) of net assets of R$ 65,580 (R$ 68,226 in the first semester of 2012) is classified in the parent company’s income statement under “income from equity in subsidiaries”, in accordance with ICPC 09.

The changes in investments in subsidiaries in the period are shown below:

Investment	Investment as of December 31, 2012 restated	Capital increase /payment of capital	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Dividend and Interest on shareholders’ equity receivable	Corporate restructuring	Investment as of June 30, 2013
CPFL Paulista	418,421	-	313,602	348,682	(159,638)	-	921,067
CPFL Piratininga	215,944	-	(85,179)	121,518	(34,993)	-	217,290
CPFL Santa Cruz	107,664	-	(9,090)	-	(7,156)	-	91,417
CPFL Leste Paulista	67,149	-	(4,558)	-	(11,263)	-	51,328
CPFL Sul Paulista	68,867	-	(157)	-	(11,858)	-	56,853
CPFL Jaguari	43,952	-	(772)	-	(9,232)	-	33,949
CPFL Mococa	38,345	-	6,021	-	(10,727)	-	33,639
RGE	1,289,756	-	77,266	26,298	(180,641)	-	1,212,680
CPFL Geração	2,534,388	-	75,229	6,429	(469,445)	(190,299)	1,956,301
CPFL Jaguari Geração	48,102	-	2,990	-	(5,719)	-	45,373
CPFL Brasil	(81,923)	1	12,645	-	(82,324)	190,299	38,699
CPFL Planalto	587	-	(1,814)	-	-	-	(1,227)
CPFL Serviços	73,056	-	(608)	-	(2,896)	-	69,552
CPFL Atende	15,187	-	870	-	(1,546)	-	14,511
Nect	4,646	-	1,946	-	(2,497)	-	4,095
CPFL Total	21,555	-	1,267	-	(3,024)	-	19,797
CPFL Jaguariuna	2,187	-	(24)	-	-	-	2,163
CPFL Telecom	2		(971)	-	-	-	(968)
	4,867,886	1	414,270	502,927	(992,959)	-	4,792,124

In the financial statements, the investment balances correspond to the interest in the entities accounted for by the  equity method in the subsidiary CPFL Geração:

CPFL Geração's investment	June 30, 2013	December 31, 2012 restated	June 30, 2013	December 31, 2012 restated
	Shareholders equity interest		Equity in subsidiaries

Baesa	149,792	148,606	1,185	(11,993)
Enercan	404,862	393,738	29,981	29,417
Foz do Chapecó	387,113	370,627	16,486	27,727
EPASA	79,802	93,801	(13,999)	12,536
	1,021,569	1,006,771	33,654	57,687

11.2 – Corporate restructuring CPFL Brasil and CPFL Geração

In order to simplify the current corporate structure and centralize the energy generation operations on the subsidiary CPFL Geração, the restructuring in March 2013 involved a partial spin-off from the subsidiary CPFL Brasil to the subsidiary CPFL Geração of the assets and liabilities related to the investment held by CPFL Brasil in the indirect subsidiary CPFL Renováveis. Consequently, as from January 1, 2013, the base date of the spin-off, the subsidiary CPFL Geração holds 63% of the capital of the indirect subsidiary CPFL Renováveis.

The net assets spun-off from the subsidiary CPFL Brasil, as of December 31, 2012, are R$ 1, comprised of (i) cash and cash equivalents of R$ 19; (ii) investment in CPFL Renováveis of R$ 905,281, (iii) acquisition goodwill of R$ 190,300; and (iv) debt of R$ 1,095,599 net of issuance costs. For the subsidiary CPFL Brasil, the spin-off represented a capital decrease of R$ 1, re-established simultaneously by the Company by a capital contribution of the same amount.

The goodwill of R$ 190,300 was recognized in the subsidiary CPFL Brasil at the time of the CPFL Renováveis business combination in 2011, as the subsidiary does not have control of its operations, and is therefore regarded as an associate. This transaction was accounted for at the time in the Company’s equity as a transaction between partners in the Company to have control. Since the subsidiary CPFL Geração obtained control over CPFL Renováveis with the corporate restructuring in March 2013, the subsidiary CPFL Geração recognized the transaction in the same way as the Company, i.e., the amount of R$ 190,300 was recognized in the profit or loss of that subsidiary.

In relation to the spun-off debt, corresponding to the issue of debentures, the subsidiary CPFL Geração issued new debentures to replace those issued by CPFL Brasil, with the same cost, amortization term and interest rate characteristics.

11.3 – Added value of assets (net) and goodwill

Net adjustment to fair value (added value) of assets refers mainly to the right to the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

In the consolidated financial statements these amounts are classified under Intangible Assets (Note 13).

11.4 – Dividends and Interest on shareholders’ equity receivable

	Parent company
	Dividends		Interest on shareholders´ equity		Total
Investment	June 30, 2013	December 31, 2012 restated	June 30, 2013	December 31, 2012 restated	June 30, 2013	December 31, 2012 restated
CPFL Paulista	389,872	254,294	34,879	12,683	424,751	266,978
CPFL Piratininga	117,816	88,211	11,267	5,879	129,083	94,090
CPFL Santa Cruz	19,764	14,481	3,916	2,043	23,681	16,524
CPFL Leste Paulista	10,323	-	940	-	11,263	-
CPFL Sul Paulista	15,975	5,153	2,165	1,130	18,140	6,282
CPFL Jaguari	8,508	-	723	-	9,232	-
CPFL Mococa	9,479	-	1,166	-	10,645	-
RGE	-	-	25,039	-	25,039	-
CPFL Geração	-	-	24,730	-	24,730	-
CPFL Jaguari Geração	1,719	-	-	-	1,719	-
CPFL Brasil	-	-	76	-	76	-
CPFL Planalto	5,101	5,101	-	-	5,101	5,101
CPFL Serviços	9,080	7,139	1,601	646	10,681	7,785
CPFL Atende	869	1,102	624	357	1,493	1,459
Nect Serviços	5,750	3,253	-	-	5,750	3,253
CPFL Total	-	-	404	-	404	-
	594,256	378,735	107,531	22,738	701,788	401,473

11.5 – Business combinations 2013

Rosa dos Ventos Geração e Comercialização de Energia S.A. - RDV (it is expected that the transaction will be concluded by the end of September 2013)

June 18, 2013, the subsidiary CPFL Renováveis signed a contract for acquisition of 100% of the assets of the Canoa Quebrada windfarms, with installed capacity of 10.5 MW, and
Lagoa do Mato, with installed capacity of 3.2 MW, located on the coast of the State of Ceará. Both are operating commercially, and there is a contract with Eletrobrás, through PROINFA (Incentive Program for Alternative Sources of Electric Energy) for all the energy generated by these farms (physical information and energetic capacity measures not reviewed by the independent auditors).

The total purchase price is R$ 99,700, which includes: (i) the amount of R$ 62,000 to be paid to the seller; and (ii) assumption of Rosa dos Ventos’ debt of R$ 37,700. These amounts may be adjusted by the closing date of the acquisition, in accordance with the share purchase agreement. Acquisition of the control and payment of the purchase price are subject to compliance with the conditions established in the share purchase agreement and obtaining the pertinent authorizations.

(12)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2012 restated	110,609	1,116,551	1,312,422	3,908,751	5,370	15,986	634,372	7,104,060
Historic cost	117,394	1,459,396	1,677,795	5,044,085	10,772	23,956	634,372	8,967,769
Accumulated depreciation	(6,786)	(342,845)	(365,372)	(1,135,334)	(5,402)	(7,969)	-	(1,863,708)

Additions	-	356	2,073	809	-	4	601,837	605,078
Disposals	-	-	-	(30)	(294)	-	(147)	(472)
Transfers	2,410	(56,479)	(171,989)	263,517	10,924	272	(48,655)	-
Transfers - other assets	-	-	-	-	-	-	7,962	7,962
Depreciation	(1,987)	(22,871)	(24,984)	(111,238)	(715)	(1,157)	-	(162,951)
Disposal of depreciation	-	-	-	21	258	-	-	278

At June 30, 2013	111,032	1,037,556	1,117,524	4,061,831	15,542	15,104	1,195,368	7,553,955
Historic cost	119,804	1,403,781	1,466,361	5,347,881	21,382	23,851	1,195,368	9,578,427
Accumulated depreciation	(8,772)	(366,225)	(348,837)	(1,286,049)	(5,840)	(8,747)	-	(2,024,471)

Average depreciation rate	3.86%	3.17%	2.71%	4.18%	15.08%	9.93%

In accordance with CPC 20 and IAS 23, the interest on the loans and financing taken out by the subsidiaries is capitalized to qualifying property, plant and equipment assets. For further details on amounts capitalized and interest rates see Note 28.

In the first quarter of 2013, the subsidiary CPFL Renováveis completed the review of the property, plant and equipment control of the subsidiary BVP, and, as a result of this process, reclassified buildings and improvements to machinery and equipment, stated in the line “transfers”. The reclassification had no effect on the depreciation expense, as the useful lives of the assets were adequate.

(13)  INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession rights				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utility
At December 31, 2012 restated	6,115	4,626,701	3,816,428	633,313	33,001	80,108	9,195,667
Historical cost	6,152	6,836,961	9,183,730	633,313	38,679	156,661	16,855,496
Accumulated Amortization	(37)	(2,210,260)	(5,367,301)	-	(5,678)	(76,553)	(7,659,829)

Additions	-	-	-	449,639	-	3,898	453,537
Amortization	-	(149,421)	(207,212)	-	(710)	(6,910)	(364,253)
Transfer - intangible assets	-	-	285,996	(285,996)	-	-	-
Transfer - financial asset	-	-	-	(229,099)	-	-	(229,099)
Transfer - other assets	-	-	(11,746)	-	-	(11,837)	(23,583)
Disposals	-	-	-	-	-	(625)	(625)
At June 30, 2013	6,115	4,477,280	3,883,467	567,856	32,292	64,635	9,031,645
Historic cost	6,152	6,836,264	9,326,026	567,856	38,679	152,189	16,927,166
Accumulated depreciation	(37)	(2,358,984)	(5,442,559)	-	(6,387)	(87,554)	(7,895,521)

In the consolidated statements, amortization is recorded in profit or loss, under the following headings: (i) “depreciation and amortization” for amortization of the intangible assets related to Distribution Infrastructure, Use of Public Utilities and Other Intangible Assets; and (ii) “amortization of intangible concession asset” for amortization of the intangible asset acquired through a business combination (Note 28).

In accordance with CPC 20 and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to qualifying intangible assets.  For further details on amounts capitalized and interest rates see Note 28.

13.1 Intangible assets acquired in business combinations

The following table shows the breakdown of the intangible asset of exploitation rights of the concession acquired in business combinations:

	Consolidated
	June 30, 2013			December 31, 2012 restated	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2013	2012
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(147,743)	157,119	166,305	6.03%	6.05%
CPFL Piratininga	39,065	(17,925)	21,139	22,086	4.85%	5.58%
RGE	3,150	(1,115)	2,035	2,128	5.86%	6.90%
CPFL Geração	54,555	(25,073)	29,482	30,793	4.83%	5.28%
CPFL Santa Cruz	9	(6)	4	5	16.40%	16.25%
CPFL Leste Paulista	3,333	(1,951)	1,382	1,673	17.45%	16.16%
CPFL Sul Paulista	7,288	(4,237)	3,051	3,668	16.94%	17.90%
CPFL Jaguari	5,213	(3,073)	2,140	2,570	16.49%	14.40%
CPFL Mococa	9,110	(5,608)	3,501	4,365	18.96%	18.29%
CPFL Jaguari Geração	7,896	(2,001)	5,895	6,174	7.07%	7.64%
	434,480	(208,732)	225,748	239,766

Subsidiaries
ENERCAN	10,233	(3,968)	6,265	6,568	5.94%	6.27%
Barra Grande	3,081	(1,445)	1,636	1,715	5.17%	5.49%
Chapecoense	7,376	(984)	6,392	6,615	6.06%	6.06%
EPASA	499	(55)	443	456	4.98%	4.76%
CPFL Renováveis	3,138,601	(221,930)	2,916,671	2,981,123	4.11%	3.42%
Outros	14,478	(13,034)	1,444	1,805	4.99%	4.99%
	3,174,267	(241,417)	2,932,850	2,998,282

Subtotal	3,608,747	(450,149)	3,158,598	3,238,048

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(788,429)	331,837	342,449	1.89%	1.74%
CPFL Geração	426,450	(262,955)	163,495	171,292	3.66%	4.00%
Subtotal	1,546,716	(1,051,384)	495,332	513,741

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(565,132)	508,895	537,838	5.39%	5.48%
CPFL Piratininga	115,762	(53,119)	62,642	65,448	4.85%	5.58%
RGE	310,128	(116,659)	193,469	202,237	5.65%	6.03%
CPFL Santa Cruz	61,685	(46,316)	15,369	18,498	10.14%	10.05%
CPFL Leste Paulista	27,034	(18,462)	8,571	10,528	14.47%	13.91%
CPFL Sul Paulista	38,168	(25,830)	12,339	15,015	14.02%	14.52%
CPFL Mococa	15,124	(10,611)	4,513	5,636	14.85%	14.56%
CPFL Jaguari	23,600	(16,102)	7,498	9,182	14.28%	13.44%
CPFL Jaguari Geração	15,275	(5,221)	10,054	10,530	6.23%	6.73%
Subtotal	1,680,801	(857,451)	823,350	874,912

Total	6,836,264	(2,358,984)	4,477,280	4,626,701

For the balances relating to the subsidiary CPFL Renováveis, amortization is recorded for the remaining terms of the respective exploration authorizations, using the straight line method. For the other balances, the amortization rates for intangible assets acquired through business combinations are based on the projected income curves of the concessionaires for the remainder of the concession term, and these projections are reviewed annually.

(14)  SUPPLIERS

	Consolidated
	June 30, 2013	December 31, 2012 restated
Current
System Service Charges	98,538	138,973
Energy purchased	1,110,599	971,977
Electricity Network Usage Charges	92,293	166,565
Materials and Services	222,520	326,544
Free Energy	88,081	85,078
Total	1,612,030	1,689,137

Noncurrent
Materials and Services	-	4,467

(15)  ACCRUED INTEREST ON LOANS AND FINANCING AND LOANS AND FINANCING

	Consolidated
	June 30, 2013				December 31, 2012 restated
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	9	2,969	-	2,978	16	3,601	1,217	4,834
BNDES/BNB - Investment	16,901	1,001,734	3,777,942	4,796,577	22,923	637,305	3,809,188	4,469,416
BNDES - Property income	45	1,875	6,349	8,269	65	2,036	7,476	9,578
BNDES - Working capital	24	6,895	-	6,919	143	36,928	-	37,071
Financial Institutions	144,396	1,155,813	1,243,172	2,543,381	153,720	725,379	1,406,468	2,285,567
Other	791	11,786	21,492	34,069	784	11,616	23,638	36,039
Subtotal	162,166	2,181,072	5,048,955	7,392,193	177,652	1,416,864	5,247,988	6,842,504

Foreign currency
Financial Institutions	458	2,320	46,330	49,108	452	2,170	44,423	47,045

Total at Cost	162,624	2,183,391	5,095,285	7,441,301	178,104	1,419,034	5,292,411	6,889,549

Measured at fair value
Foreign currency
Financial Institutions	23,700	227,065	2,578,956	2,829,720	22,460	-	2,365,786	2,388,245

Total at fair value	23,700	227,065	2,578,956	2,829,720	22,460	-	2,365,786	2,388,245

Total	186,324	2,410,456	7,674,241	10,271,021	200,564	1,419,034	7,658,196	9,277,794

	Consolidated
Measured at amortized cost	June 30. 2013	December 31. 2012 restated	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Renováveis
CPFL Renováveis	2,978	4,834	TJLP + 3.1% to 4.3%	72 to 75 monthly installments from September 2007 to July 2008	CPFL Energia guarantee and promissory note

BNDES/BNB/FINEP/NIB - Investment
CPFL Paulista
FINEM III	13,437	26,885	TJLP + 3.3%	72 monthly installments from January 2008	CPFL Energia guarantee. receivables and promissory note
FINEM IV	96,111	128,200	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	153,810	170,651	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	66,932	71,522	Fixed rate 5.5% to 8.0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM VI	193,616	149,873	TJLP + 2.06% a 3.08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	198,012	190,349	Fixed rate 2.5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINAME	54,918	59,149	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM II	7,982	15,971	TJLP + 3.3%	72 monthly installments from January 2008	CPFL Energia guarantee. receivables and promissory note
FINEM III	40,061	53,434	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	58,753	55,166	TJLP + 2.06% to 3.08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	30,079	29,591	Fixed rate 2.5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM IV	82,810	91,622	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	32,908	35,125	Fixed rate 5.5% to 8%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINAME	26,041	28,048	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM IV	61,180	81,606	TJLP + 3.28 to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	92,805	102,980	TJLP + 2.12 to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	21,957	23,385	Fixed rate 5.5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	127,990	85,257	TJLP + 2.06 to 3.08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	52,732	51,671	Fixed rate 2.5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINAME	13,068	14,074	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	375	404	Fixed rate 10.0%	90 monthly installments from May 2012	Equipment fiduciary alienation
CPFLSanta Cruz
FINAME e CCB	4,288	5,527	TJLP + 2.00% to 2.90%	59 monthly installments from December 2010	CPFL Energia guarantee and receivables
FINEM I	14,432	18,374	TJLP + 1.66% to 3.06%	28 monthly installments from January 2013	CPFL Energia guarantee
FINEM I	5,142	4,330	TJLP + 1.66% to 3.06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Leste Paulista
CCB	3,388	4,090	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM I	7,154	8,881	TJLP + 1.66% to 3.06%	28 monthly installments from January 2013	CPFL Energia guarantee
FINEM I	1,684	1,685	TJLP + 2.06% to 3.06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Sul Paulista
CCB	3,669	4,430	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM I	8,937	11,071	TJLP + 1.66% to 3.06%	28 monthly installments from January 2013	CPFL Energia guarantee
FINEM I	1,366	1,242	TJLP + 2.06% to 3.06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Jaguari
CCB	2,092	2,639	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
CCB	2,137	2,138	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB	567	531	Basket of currencies + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Mococa
CCB	2,431	3,040	TJLP + 2.9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
CCB	2,749	2,750	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB	729	683	Basket of currencies + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Serviços
FINAME	10,731	3,478	Fixed rate 2.5% to 10.0%	120 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	94	101	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
CERAN
CERAN	433,764	458,569	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares. credit and concession rights and revenue and CPFL Energia guarantee
CERAN	55,197	54,067	Basket of currencies + 5% (1)	168 monthly installments from February 2006	Pledge of shares. credit and concession rights and revenue and CPFL Energia guarantee
CPFL Renováveis
FINEM I	368,574	384,629	TJLP + 1.95%	168 monthly installments from october 2009 to July 2011	PCH Holding joint debtor letters of guarantee
FINEM II	33,684	35,395	TJLP + 1.90%.	144 monthly installments from June 2011	CPFL Energia guarantee. fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM III	624,773	616,796	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee. plegde of shares. fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM V	118,759	124,508	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renewable debtor solidarity.
FINEM VI	74,291	71,741	TJLP + 2.05%	173 a 192 monthly installments from october 2013 e April 2015	CPFL Renováveis pledge of shares. pledge of receivables
FINEM VII	203,539	213,404	TJLP - 1.92%	156 monthly installments from october 2010 a September 2023	Pledge of shares. fiduciary alienation and equipment fiduciary alienation
FINEM VIII	40,378	39,024	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of CPFL Renováveis shares. pledge of shares and Reserve Account of SPE and assignment of Receivables
FINEM IX	50,684	54,413	TJLP + 2.15%	120 monthly installments from May 2010	In process of negotiation
FINEM X	1,277	1,428	TJLP + 0%	84 monthly installments from october 2010	Pledge of shares. fiduciary alienation and equipment fiduciary alienation
FINEM XI	143,776	149,558	TJLP + 1.87% to 1.9%	108 to 168 monthly installments from January 2012 to January 2013.	CPFL Energia guarantee. fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINAME I	203,808	217,318	Fixed rate 5.5%	102 to 108 monthly installments from January 2012 to August 2020	CPFL Energia guarantee. fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME II	34,011	36,662	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee. fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINAME III	63,519	59,025	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares. pledge of shares and Reserve Account of SPE and assignment of receivables
BNB	139,629	144,251	Fixed rate at 9.5% to 10% p.a.	168 monthly installments from January 2009	Fiduciary alienation
BNB	178,752	181,925	Fixed rate 10% p.a.	222 monthly installments from May 2010	CPFL Energia guarantee
NIB	79,960	82,488	IGPM + 8.63% p.a.	Interest and principal quarterly paid. started in June 2011 until September 2023	No guarantee
Ponte BNDES I	60,878	-	TJLP + 3.02%	1 installment in April 2014	Pledge of SPE shares
Ponte BNDES II	79,807	-	TJLP + 3.02%	1 installment in February 2014	Pledge of SPE shares
Ponte BNDES III	186,732	-	TJLP + 3.02%	1 installment in February 2014	Pledge of SPE shares
Ponte BNDES IV	119,778	-	TJLP + 3.02%	1 installment in April 2014	Pledge of SPE shares

CPFL Brasil
FINEP	3,860	4,260	Fixed rate 5%	81 monthly installments from August 2011	Receivables

BNDES - Other
CPFL Serviços
Bens de Renda	3,125	4,316	TJLP + 1.72% to 2.84%	88 monthly installments from January 2010	Fiduciary alienation of assets and CPFL Energia guarantee
Bens de Renda	5,145	5,262	Fixed rate 4.5% to 8.7%	125 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Piratininga
Working capital	-	2,290	TJLP + 5% (2)	24 monthly installments from February 2011	No guarantee
Working capital	6,919	20,766	TJLP + 5%	24 monthly installments from october 2011	Promissory note
CPFL Geração
Working capital	-	14,015	TJLP + 4.95%	24 monthly installments from July 2011	CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Lei 8727	10,999	16,984	IGP-M + 7.42%	240 monthly installments from May 1994	Receivables (CPFL Paulista and São Paulo Government)
Banco do Brasil - Working capital	104,691	104,612	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	189,207	182,385	98.5% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	89,415	174,749	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	17,402	16,774	98.5% do CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	11,659	22,573	99% do CDI	02 annual installments from March 2013	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	177,047	172,665	98.50% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	33,840	62,992	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital (*)	10,383	10,044	98.5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	4,110	7,905	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	10,675	10,326	98.5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	10,580	20,429	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	8,989	9,316	100% of CDI	14 semiannual installments from December 2012 e January 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	6,424	6,215	98.5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	5,672	10,950	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (*)	1,136	1,099	98.5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	3,563	6,955	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	18,796	19,416	100% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	5,386	5,210	98.5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	1,807	3,471	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	6,099	6,320	100% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital (***)	7,789	8,248	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	625,106	624,326	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Bradesco - Nota promissória	459,365	-	CDI + 0.75%	1 installment in June 2014	CPFL Energia guarantee
CPFL Renováveis
Banco Safra	52,576	52,542	CDI+ 0.4%	Annual installments unitl 2014	No guarantee
HSBC	342,410	397,523	CDI + 0.5%	8 annual installments from June 2013	Shares alienation
Banco do Brasil - Nota promissória	-	331,538	108.5% of CDI	1 installment in January 2013	No guarantee
Banco do Brasil - Nota promissória	142,870	-	108.5% of CDI	1 installment in May 2013	No guarantee
Banco Itaú - Working capital	35,360	-	CDI + 1.05%	1 installment in November 2014	No guarantee
Banco Itaú - Working capital	150,000	-	CDI + 105%	Half-yearly installments to June 2014	No guarantee

Other
Eletrobrás
CPFL Paulista	7,826	8,490	RGR + 6% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	479	555	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	13,116	14,165	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	2,519	2,806	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	1,105	845	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	1,233	1,366	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	68	77	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	307	334	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	7,416	7,402
Subtotal Brazilian Currency - Cost	7,392,193	6,842,504

Foreign Currency
Financial institutions
CPFL Paulista
C-Bond (4)	2,359	3,310	US$ + 8% FIXED	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond (4)	19,107	17,879	US$ + Libor 6 months + 0.8125%	1 installment in April 2024	Revenue/Government SP guaranteed
PAR-Bond (4)	27,641	25,856	US$ + 6% FIXED	1 installment in April 2024	Revenue/Government SP guaranteed
Subtotal Foreign Currency - Cost	49,108	47,045

Total Measured at cost	7,441,301	6,889,549

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
BNP Paribas	227,168	215,534	US$ + 2.78% (3)	1 installment in June 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	112,650	106,746	US$ + 2.74% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	112,229	106,156	US$ + 2.55% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	344,059	317,501	US$ + 2.33% (7)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	237,943	226,077	US$ + 3.69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Societe Generale	51,087	48,535	US$ + 3.55% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
HSBC	53,601	50,654	US$ + 2.37% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Scotiabank	55,410	52,444	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Morgan Stanley	115,264	107,877	US$ + Libor 6 months + 1.75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	115,334	107,952	US$ + Libor 6 months + 1.77% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	67,468	63,855	US$ + 2.62% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	224,343	212,169	US$ + 2.52% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Societe Generale	67,034	63,685	US$ + 3.55% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Scotiabank	72,401	68,498	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Citibank	18,406	17,233	US$ + Libor 6 months + 1.69%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Sumitomo Mitsui	115,066	107,703	US$ + Libor 6 months + 1.75% (3) (****)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	143,814	134,642	US$ + Libor 6 months + 1.69% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
RGE
J.P. Morgan	107,129	101,214	US$ + 2.64% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	39,401	-	Libor 3m + 0.82% (6)	1 installment in April 2018	CPFL Energia guarantee and promissory note
Bank of Tokyo-Mitsubishi	179,224	-	Libor 3m + 0.83% (6)	1 installment in May 2018	CPFL Energia guarantee and promissory note
Citibank	159,759	148,853	US$ + Libor 6 months + 1.45% (5)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
J.P. Morgan	21,744	20,522	US$ + 2.38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Banco Santander	19,704	-	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory note
CPFL Leste Paulista
Scotiabank	27,584	25,920	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	10,603	9,962	US$ + Libor 6 months + 1.52% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
J.P. Morgan	11,416	10,775	US$ + 2.38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Scotiabank	11,585	10,912	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	10,603	9,985	US$ + Libor 6 months + 1.52% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Banco Santander	21,674	-	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory note
CPFL Jaguari
Scotiabank	14,344	13,510	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,718	9,162	US$ + Libor 6 months + 1.57% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Santander	30,541	-	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory note
CPFL Mococa
Scotiabank	12,137	11,432	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,277	8,737	US$ + Libor 6 months + 1.52%(3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Total Foreign Currency - fair value	2,829,720	2,388,246

Total consolidated	10,271,021	9,277,794

The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. corresponding to:
(1) 176.2% of CDI	(3) 95.50% to 106.85% of CDI		(6) 106.40% to 107.70% of CDI
(2) 106% to 106.5% of CDI	(5) 108% of CDI
(4) As certain assets are dollar indexed. a partial swap of R$ 11.952 was contracted. converting the currency variation to 95.78% of the CDI.

(7) Loan originally maturing in July 2014 but paid early in July 2013 by contracting a predetermined future exchange rate. Accordingly, the Company is not subject to exchange exposure, even prepaing the related swap operation.

(*) Efective tax
CPFL Paulista and CPFL Piratininga - 98.5% CDI + 2.88%
RGE - 98.5% of CDI + 2.5%p.a.
CPFL Santa Cruz. CPFL Sul Paulista. CPFL Leste Paulista. CPFL Mococa. CPFL Jaguari - 98.5% CDI + 2.28%

(**) Effective tax:
CPFL Paulista - 99.0% of CDI + 2.38% and CPFL Piratininga - 99.0% of CDI + 2.38%
RGE - 99.0% of CDI + 2.38%.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 99.0% CDI + 2.38%

(***) Effective tax:
CPFL Leste Paulista. CPFL Mococa and CPFL Jaguari - 100% CDI + 1.88%
CPFL Serviços - CDI + 0.10% + 1.88%

(****) Effective tax:
CPFL Piratininga – 98.65% CDI +0.10

In accordance with CPCs 38 and 39 and IAS 39, the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the loans and financing, in order to obtain more relevant and consistent accounting information. At June 30, 2013, the total balance of the loans and financing measured at fair value was R$ 829,720 (R$ 2,388,245 at December 31, 2012).

Changes in the fair values of these loans and financing are recognized in the financial income (expense) of the subsidiaries. Losses of R$ 89,603 (R$ 95,435 at December 31, 2012), on marking the debts to market, less the gains of R$ 54,244 (R$ 81,753 at December 31, 2012), of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (Note 32), results in a total net loss of R$ 35,378 (R$ 13,682 at December 31, 2012).

Main additions in the period:

Brazilian currency

Investment:

CPFL Paulista – FINEM VI – the subsidiary obtained approval for BNDES financing of R$ 790,000 in 2012, part of a FINEM credit line, to be used for the investment plan in 2012/2013. The amount of R$ 51,419 was released in the half-year and the outstanding balance of R$ 398,581 is scheduled for release by the end of the first quarter of 2014.

RGE – FINEM VI - the subsidiary obtained approval for financing of R$ 274,997 in 2012, part of a FINEM credit line, to be used in the subsidiary’s investment plan in 2012/2013. The amount of R$ 43,724 was released in the half-year and the outstanding balance of R$ 94,764 is scheduled for release in the first quarter of 2014.

CPFL Serviços – FINAME – In 2013, the subsidiary CPFL Serviços obtained financing from Banco Itaú BBA for the acquisition of vehicles and equipment. The amount of R$ 7,452 was released in the half-year. The agreement has no restrictive clauses

CPFL Renováveis – BNDES bridging loans I and IV – In 2012, the BNDES approved financing of R$ 175,476, to be used for the indirect subsidiaries Macacos, Costa Branca, Juremas and Pedra Preta. The whole amount was released in the half-year. There are no restrictive clauses for this transaction, only escrow of the subsidiaries’ shares.

CPFL Renováveis – BNDES bridging loans II and III – The indirect subsidiaries belonging to the Atlântica wind complex raised bridging loans amounting to R$ 263,714 from the BNDES, in order to meet the project requirements pending long-term financing. There are no restrictive clauses for this transaction, only escrow of the subsidiaries’ shares.

Financial institutions:

CPFL Renováveis – Banco do Brasil (Promissory note and working capital) - In 2012, the indirect subsidiaries Atlântica I, Atlântica II, Atlântica IV, Atlântica V, Alvorada and Coopcana signed financing agreements in the form of promissory notes amounting to R$ 320,000, to be used for construction of four wind farms and two biomass plants. The amount of R$ 332,107 was amortized in 2013, (principal of R$ 320,000 and interest of R$12.107). More promissory notes were issued on the same date, amounting to R$ 230,000, at the same cost of 108.5 % of the CDI, maturing in May 2013. The amount of R$ 94,399 was partially liquidated in May 2013, in relation to these new promissory notes, by using the BNDES bridging loan, this being principal of R$ 92,000 and interest of R$ 2,399. There are no restrictive clauses for this transaction.

CPFL Renováveis – Banco Itaú (Working capital) – The indirect subsidiaries belonging to the Campos dos Ventos II wind complex raised the amount of R$ 35,000 from Banco Itaú in the semester to build the project. There are no restrictive clauses for this transaction.

CPFL Renováveis – Banco do Itaú (Promissory notes) – The subsidiary raised R$ 150,000 from Banco Itaú in the half-year, in the form of promissory notes, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Geração – Promissory notes - On June 21, 2013, the subsidiary CPFL Geração issue the second series of promissory notes, by issuing 46 promissory notes with a unit face value of R$ 10,000, amounting to a total of R$ 460,000 (R$ 458,503 net of fundraising costs). The funds raised will be used to extend the indebtedness profile and/or reinforce working capital. There are no restrictive clauses for this transaction.

Foreign currency

Financial Institutions:

Banco Santander (CPFL Santa Cruz, CPFL Sul Paulista and CPFL Jaguari) – In June 2013, the subsidiaries contracted foreign currency financing amounting to a total of R$ 73,000 with a CDI swap. The interest will be paid half yearly and the principal will be paid in full at the end of the 3rd (third) year. The funds will be used to reinforce working capital.

RGE - Bank of Tokyo Mitsubishi (Working capital) – In April and May 2013, the subsidiary contracted foreign currency financing of R$ 204,616. The interest will be paid quarterly and the principal will be paid in full at the end of the 5th (fifth) year. The funds will be used to reinforce working capital and pay off debts.

The maturities of the principal long-term balances of loans and financing are scheduled as follows:

Maturity	Consolidated
From July 1, 2014	1,317,580
2015	1,404,356
2016	1,609,199
2017	659,726
2018	670,952
After 2018	1,926,259
Subtotal	7,588,072
Mark to Market	86,169
Total	7,674,241

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The loans contracted in 2013 have the following clauses related to financial indicators:

RGE - Bank of Tokyo Mitsubishi (working capital) (calculated half yearly in accordance with the Company’s financial statements):

•       That indebtedness divided by EBITDA – maximum of 3.75; and

•       EBITDA divided by Financial Income (Expense) – minimum of 2.25.

CPFL Santa Cruz, CPFL Sul Paulista and CPFL Jaguari - Banco Santander (calculated half yearly in accordance with the Company’s financial statements):

•       Net indebtedness divided by EBITDA – maximum of 3.75 and

•       EBITDA divided by Financial Income (Expense) – minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA takes into consideration inclusion of the main regulatory assets and liabilities.

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2012.

At December 31, 2012 the indirect subsidiary Santa Luzia Energética S.A. (subsidiary of CPFL Renováveis) had not complied with the debt coverage ratio (ICSD), which requires cash generation of 1.2 times the debt service amount for the period. The total amount of the debt, R$ 112,747 at December 31, 2012, was classified in current liabilities. Early maturity of the debt due to non-compliance with the debt coverage ratio agreed was not declared at December 31, 2012 and on February 20, 2013, the subsidiary obtained a waiver from Banco do Brasil to determine the debt coverage ratio for the year ended December 31, 2012, and for the year ending December 31, 2013 and the half-year ending June 30, 2014. Failure to comply with the covenant also did not result in early maturity of other debts with specific cross-default conditions. At June 30, the balance of the debt is recorded in noncurrent liabilities.

In 2012, the subsidiary CPFL Leste Paulista signed an agreement with the BNDES for financing of R$ 12,272.  The agreement includes restrictive clauses that require the subsidiary to maintain a maximum “Net Indebtedness divided by adjusted EBITDA” ratio of 3.5. At December 31, 2012 and June 30, 2013 the subsidiary had not complied with this obligation. Failure to comply with this non-monetary obligation does not involve the possibility of early maturity of this debt, neither does it result in early maturity of other debts with specific cross-default conditions.

Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of management, these restrictive covenants and clauses for which the indicators are measured half yearly are being adequately complied with, except as mentioned previously in relation to the subsidiary CPFL Leste Paulista, all the restrictive conditions and clauses are being adequately complied with at June 30, 2013. The indicators measured on an annual basis had been complied with at December 31, 2012 and will be measured again at the year-end closing.

(16)  ACCRUED INTEREST ON DEBENTURES AND DEBENTURES

		Consolidated
		June 30, 2013				December 31, 2012 restated
		Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd issue	Single series	7,276	150,000	150,000	307,276	7,082	150,000	150,000	307,082
4th issue	Single series	9,948	-	1,287,174	1,297,122	-	-	-	-
		17,224	150,000	1,437,174	1,604,398	7,082	150,000	150,000	307,082

CPFL Paulista
5th issue	Single series	3,196	-	482,908	486,104	2,931	-	482,726	485,657
6th issue	Single series	24,881	-	657,967	682,848	26,304	-	657,800	684,105
7th issue	Single series	15,523	-	503,324	518,847	-	-	-	-
		43,600	-	1,644,200	1,687,799	29,235	-	1,140,527	1,169,762

CPFL Piratininga
3rd issue	Single series	4,894	-	259,521	264,415	4,645	-	259,391	264,036
5th issue	Single series	1,056	-	159,603	160,659	969	-	159,537	160,506
6th issue	Single series	4,146	-	109,514	113,660	4,384	-	109,474	113,858
7th issue	Single series	7,225		234,175	241,400	-	-	-	-
		17,321	-	762,813	780,134	9,998	-	528,403	538,400

RGE
3rd issue	1st series	202	33,334	-	33,536	184	33,333	-	33,517
	2nd series	1,727	46,667	-	48,394	3,383	46,667	-	50,050
	3rd series	405	13,334	-	13,739	767	13,333	-	14,100
	4th series	318	16,666	-	16,984	511	16,667	-	17,178
	5th series	318	16,666	-	16,984	511	16,667	-	17,178
5th issue	Single series	462	-	69,799	70,261	424	-	69,766	70,190
6th issue	Single series	18,849	-	498,435	517,284	19,928	-	498,306	518,234
7th issue	Single series	5,228	-	169,374	174,602	-	-	-	-
		27,509	126,667	737,609	891,785	25,708	126,667	568,072	720,447

CPFL Santa Cruz
1st issue	Single series	320	-	64,776	65,096	292	-	64,753	65,045

CPFL Brasil
2nd issue	Single series	1,522	-	227,412	228,934	8,092	-	1,316,259	1,324,351

CPFL Geração
3rd issue	Single series	4,969	-	263,535	268,504	4,716	-	263,402	268,118
4th issue	Single series	4,540	-	678,098	682,638	4,169	-	677,908	682,077
5th issue	Single series	7,293	-	1,088,357	1,095,650	-	-	-	-
		16,802	-	2,029,990	2,046,792	8,885	-	941,310	950,195

CPFL Renováveis
1st issue - SIIF	1st to 12th series	813	34,013	478,402	513,228	1,774	33,483	481,051	516,308
1st issue - Renováveis	Single series	4,167	-	427,155	431,322	3,760	-	426,921	430,681
1st issue - PCH Holding 2	Single series	24,105	-	156,358	180,463	-	-	172,968	172,968
		29,085	34,013	1,061,915	1,125,014	5,534	33,483	1,080,940	1,119,957

	TOTAL	153,383	310,680	7,965,889	8,429,952	94,825	310,149	5,790,263	6,195,239

		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd issue	Single series	45,000	CDI + 0.45%(1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured
4th issue	Single series	129,000	CDI + 0.40%	CDI + 0.51%	1 installment in May 2015	Unsecured

CPFL Paulista
5th issue	Single series	4,840	CDI + 1.3%	CDI + 1.4%	1 single installment in June 2016	CPFL Energia guarantee
6th issue	Single series	660	CDI + 0.8%	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th issue	Single series	50,500	CDI + 0.83% (6)	100.0% CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
3rd issue	Single series	260	107% of CDI	107% CDI + 0.67%	1 single installment in April 2015	CPFL Energia guarantee
5th issue	Single series	1,600	CDI + 1.3%	CDI + 1.41	1 single installment in June 2016	CPFL Energia guarantee
6th issue	Single series	110	CDI + 0.8%	CDI + 0.91%.	3 annual installments from July 2017	CPFL Energia guarantee
7th issue	Single series	23,500	CDI + 0.83%	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
3rd issue	1st series	1	CDI + 0.6% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	2nd series	1	CDI + 0.6% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	3rd series	1	CDI + 0.6% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	4th series	1	CDI + 0.6% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
	5th series	1	CDI + 0.6% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
5th issue	Single series	700	CDI + 1.3%	CDI + 1.43%	1 single installment in June 2016	CPFL Energia guarantee
6th issue	Single series	500	CDI + 0.8% (6)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th issue	Single series	17,000	CDI + 0.83% (6)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd issue	Single series	264	107% of CDI	107% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee
4th issue	Single series	6,800	CDI + 1.4%	CDI + 1.49%	2 annual instalments from June 2017	CPFL Energia guarantee
5th issue	Single series	10,920	CDI + 1.40%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Renováveis
1st issue - SIIF	1st to 12th series	528,649,076	TJLP + 1%	TJLP + 1% + 0.22%	39 consecutive semi-annual installments from 2009	Fiduciary alienation
1st issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.7%	Annual installments from May 2015 and interest semi-annual installments from November 2012	Fiduciary alienation of BVP and PCH Holding dividends
1st issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.6%	9 annual installments from 2015 to 2023 and monthly interest from June 2015	CPFL Renováveis guarantee

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 104.4% of CDI			(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.07% of CDI			(4) 104.9% of CDI		(6) 107.85% a 108.09%of CDI

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated
From July 1, 2014	166,530
2015	1,873,248
2016	793,395
2017	1,460,932
2018	1,742,508
After 2018	1,929,275
Total	7,965,889

Main fundraising in the period

7th issue - CPFL Paulista, CPFL Piratininga and RGE

In the first quarter of 2013 a single series of registered, book-entry, unsecured debentures, not convertible into shares, of the subsidiaries CPFL Paulista, CPFL Piratininga and RGE was subscribed and paid up. The objective of the issue was to extend the indebtedness and reinforce the working capital of the subsidiaries. The debentures were guaranteed by the Company:

5th issue - CPFL Geração

In order to cover the corporate restructuring mentioned in Note 11.2, the 5th issue of 10,920 debentures of the subsidiary CPFL Geração was approved on March 28, 2013, with a unit value of R$ 100, and a total amount of R$ 1,092,000, respecting the same characteristics as those originally issued by the subsidiary CPFL Brasil. The issue was paid up by the former holders of the debentures issued by the subsidiary CPFL Brasil, and there was no financial movement.

4th issue – CPFL Energia

The 4th issue of 129,000 debentures by CPFL Energia, with a unit value of R$ 10, amounting to a total of R$ 1,290,000 (R$ 1,287,174 net of issuing costs) was approved in the second quarter of 2013. The debentures will mature simultaneously in May 2015 and the interest will be 100% of the DI + 0.4% p.a. There are no restrictive clauses for this transaction.

RESTRICTIVE COVENANTS

The debenture issues by the subsidiaries in the period include clauses that require the Company to maintain the following financial ratios:

7th issue - CPFL Paulista, CPFL Piratininga and RGE

•       Net indebtedness divided by EBITDA - maximum of 3.75;

•       EBITDA divided by Financial Income (Expense) - minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA takes into consideration inclusion of the main regulatory assets and liabilities.

5th issue - CPFL Geração

•       Net indebtedness divided by adjusted EBITDA, - maximum of 3.75; and

•       Adjusted EBITDA divided by Financial Income (Expense) - minimum of  2.25;

The details of the restrictive covenants for the other debentures are presented in the December 31, 2012 Financial Statements.

Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

In the opinion of management of the Company and its subsidiaries, these restrictive covenants and clauses for which the indicators are measured half yearly are being adequately complied with at June 30, 2013. The indicators measured on an annual basis had been complied with at December 31, 2012 and will be measured again at the year-end closing.

(17)  POST-EMPLOYMENT BENEFIT OBLIGATION

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

17.1 - Characteristics

CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, in the form, to October 31, 1997, of a Defined Benefit Plan (Proportional Supplementary Defined Benefit – BSPS), and after that date, adoption of a mixed variable contribution model for scheduled retirement and a defined benefit plan for benefits for risk (disability and death).

As a result of modification of the Retirement Plan in October 1997, a liability was recognized as payable by the subsidiary in relation to the plan deficit calculated at the time by the external actuaries of Fundação CESP, to be settled in 260 installments (240 monthly and 20 annual installments) with maturities to October 2017, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of the base date of December 31, 2007, with final maturity on October 31, 2027. The amount of the obligation at June 30, 2013 is R$ 571,484 (R$ 570,939 at December 31, 2012). At the end of each year, after appraisal by external actuaries, the balance of the obligation is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in accordance with CPC 33 / IAS 19.

The subsidiary’s managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

CPFL Piratininga

The plan currently in force for the employees of the subsidiary CPFL Piratininga through Fundação CESP is a Supplementary Retirement and Benefit Plan (Plano de Suplementação de Aposentadorias e Pensão), in the form, to March 31, 1998, of a Defined Benefit Plan (Proportional Supplementary Defined Benefit – BSPS), and after that date, adoption of a Defined Benefit Plan and a variable contribution plan.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El. São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments (240 monthly and 20 annual installments), amortized monthly, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, as of December 31, 2007, with final maturity on May 31, 2026.  The balance of the obligation at June 30, 2013 is R$ 164,213 (R$ 164,517 at December 31, 2012). At the end of each year, after appraisal by external actuaries, the balance of the obligation is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in accordance with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa e CPFL Jaguari

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

CPFL Geração

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, in relation to the plan deficit calculated by the external actuaries of Fundação CESP, to be amortized in 260 installments (240 monthly and 20 annual installments) to October 2017, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation, at June 30, 2013, is R$ 14,443 (R$ 14,430 at December 31, 2012). At the end of each year, after appraisal by external actuaries, the balance of the obligation  is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in accordance with CPC 33 / IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

17.2  Changes in the defined benefit plans

The changes in the period in the net actuarial liability in accordance with CPC 33 are as follows:

	June 30, 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liability
Actuarial liabilitieson December 31, 2012 restated	657,231	174,223	8,355	26,136	865,945
Expense recognized in income statement	28,566	10,725	435	1,334	41,060
Actuarial gain	(341,569)	(125,305)	(8,230)	(21,126)	(496,230)
Sponsors' contributions transferred during the period	(26,587)	(8,494)	(560)	(2,735)	(38,376)
Actuarial liabilities at the end of the period	317,641	51,150	-	3,610	372,399
Other contributions	14,482	404	59	761	15,706
Actuarial liabilitieson December 31, 2012 restated	332,123	51,554	59	4,371	388,105

Current					56,951
Noncurrent					331,154

As mentioned in Notes 2.9 and 3.1, the review of CPC 33 eliminated the corridor method (among other amendments), resulting in the need for recognition of the whole net actuarial liability at base date of the actuary’s report. At December 31, 2012, the liability was increased by R$ 515,932, against comprehensive income. Due to the significant change in the macroeconomic scenario in Brazil compared with December 31, 2012, the actuarial reports in the quarter where updated as at June 30, 2013 and the balances of liabilities and other comprehensive income were adjusted to reflect the new reports.

The income and expense recognized as operating cost in the actuary’s report are shown below:

	1st semester 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	814	3,448	92	327	4,681
Interest on actuarial obligations	188,426	49,624	4,326	12,755	255,131
Expected return on plan assets	(160,674)	(42,347)	(3,983)	(11,748)	(218,752)
Total expense	28,566	10,725	435	1,334	41,060

	1st semester 2012 restated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	594	2,174	72	588	3,428
Interest on actuarial obligations	175,004	44,406	3,832	11,799	235,041
Expected return on plan assets	(162,407)	(42,562)	(4,038)	(11,090)	(220,097)
Amortization of unrecognized actuarial gains	-	-	(1,705)	-	(1,705)
Total expense / (income)	13,191	4,018	(1,838)	1,297	16,668

As mentioned above, due to the changes in the Brazilian macroeconomic scenario, the actuarial reports were updated to June 2013 and the estimated expense to be registered in the second half year of 2013 is shown below:

	Estimated - 2nd semester 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	671	2,650	74	32	3,427
Interest on actuarial obligations	191,914	49,525	4,415	12,972	258,826
Expected return on plan assets	(176,918)	(47,338)	(4,577)	(12,950)	(241,783)
Effect of the limit on the asset to be accounted for	-	-	134	-	134
Total expense	15,667	4,837	46	54	20,604

The principal assumptions taken into consideration in the actuarial calculations, based on the actuary’s reports for the base dates of June 30, 2013 and 31 December, 2012 and 2011, were:

	June 30, 2013	December 31, 2012	December 31, 2011

Nominal discount rate for actuarial liabilities:	10.25% p.a.	8.78% p.a.	10.35% p.a.
Nominal Return Rate on Assets:	10.25% p.a.	8.78% p.a.	(*)
Estimated Rate of nominal salary increase:	6.69% p.a.	6.69% p.a.	6.69% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	4.6% p.a.	4.6% p.a.	4.6% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	Mercer table	Mercer table	Mercer table
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible
(*) CPFL Paulista e CPFL Geração 11.51% p.a., CPFL Piratininga 11.72% p.a. and RGE 10.24% p.a.

(18)  REGULATORY CHARGES

	Consolidated
	June 30, 2013	December 31, 2012 restated
Fee for the Use of Water Resources	1,029	570
Global Reverse Fund - RGR	15,983	24,653
ANEEL Inspection Fee	2,127	2,421
Fuel Consumption Account - CCC	-	34,432
Energy Development Account - CDE	12,937	48,700
Total	32,076	110,776

(19)  TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated
	June 30, 2013	December 31, 2012 restated
ICMS (State VAT)	179,284	171,066
PIS (Tax on Revenue)	13,046	13,438
COFINS (Tax on Revenue)	60,169	75,992
IRPJ (Corporate Income Tax)	56,205	99,801
CSLL (Social Contribution Tax)	18,903	35,899
Income tax on shareholders' equity	10,867	-
Other	28,428	34,275
Total	366,904	430,472

(20)  PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	June 30, 2013		December 31, 2012 restated
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor
Various	111,882	88,016	68,205	152,762

Civil
Various	169,227	154,237	26,972	160,826

Tax
FINSOCIAL	18,968	54,074	18,968	54,074
Income Tax	91,207	721,428	90,187	704,742
Interest on shareholders’ equity - PIS and COFINS	12,838	12,838	12,517	12,517
PIS and COFINS - Non-Cumulative Method	95,952	-	94,677	-
Other	10,904	26,133	10,505	22,010
	229,870	814,474	226,855	793,343

Various	23,985	14,442	27,062	18,408

Total	534,964	1,071,169	349,094	1,125,339

The changes in the provisions for tax, civil and labor risks are shown below:

	December 31, 2012 restated	Addition	Reversal	Payment	Monetary restatement	June 30, 2013
Labor	68,205	73,042	(1,343)	(28,033)	10	111,882
Civil	26,972	150,686	(1,334)	(7,121)	23	169,227
Tax	226,855	1,024	-	(50)	2,042	229,870
Other	27,062	-	-	(3,077)	-	23,985
Provision for tax, civil and labor risks	349,094	224,752	(2,676)	(38,281)	2,075	534,964

The provisions for tax, civil and labor risks were based on assessment of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the external legal advisers and the Management of the Company and its subsidiaries.

Details of the provisions for tax, civil and labor risks and escrow deposits are presented in the financial statements of December 31, 2012.

Possible losses - the Company and its subsidiaries are parties to other suits and risks in which Management, supported by its external legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. Consequently, no provision has been established for these. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. The claims relating to possible losses, at June 30, 2013, were as follows: (i) R$ 240,258 labor (R$ 329,590 at December 31, 2012) related mainly to workplace accidents, risk premium, overtime, etc; (ii) R$ 448,951 civil, related mainly to bodily injury, environmental impacts and tariff increases (R$ 588,378 at December 31, 2012); and (iii) R$ 2,609,792 tax, related mainly to Income tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 1,490,715 at December 31, 2012), one of the main issues is the deductibility of the expense recognized in 1997 in relation to the deficit of R$ 933,987 of the pension plan for employees of the subsidiary CPFL Paulista with Fundação CESP, involving an escrow deposit of R$ 631,144.

The subsidiary CPFL Piratininga was involved in a process that challenges the ICMS calculation methodology for the supply of energy in the city of Santos/SP, which was classified as a possible loss until the first quarter of 2013. In May 2013, the subsidiary decided to enroll in the Special ICMS Financing Program - PEP, to take advantage of the reductions of 75% and 60%, respectively, in fines and interest. The impacts were recognized under the following headings in the Income Statement: (i) Deduction from Income – ICMS of R$ 31,789 and (ii) Financial Expense of R$ 41,549.

The subsidiaries CPFL Paulista and CPFL Piratininga were involved in lawsuits in relation to ICMS credits on fuel and lubricant purchases. A loss in these cases was considered possible by the Company’s external legal advisers, however, the subsidiaries decided to enroll in the Special ICMS Financing Program - PEP, to take advantage of the reductions in fines and interest. The impacts were recognized under the following headings in the Income Statement: (i) Operating Expense of R$ 14,794 and (ii) Financial Expense of R$ 17,296.

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries, believes that the amounts recorded reflect the current best estimate.

(21)  USE OF PUBLIC UTILITIES

	Consolidated
Companies	June 30, 2013	December 31, 2012 restated	Number of remaining installments	Interest rates
CERAN	80,697	79,813	273	IGP-M + 9,6% p.a.

Current	3,609	3,443
Noncurrent	77,088	76,371

(22)  OTHER ACCOUNTS PAYABLE

	Consolidated
	Current		Noncurrent
	June 30, 2013	December 31, 2012 restated	June 30, 2013	December 31, 2012 restated
Consumers and Concessionaires	57,291	59,917	-	-
Energy Efficiency Program - PEE	193,149	168,520	12,109	11,772
Research & Development - P&D	148,437	134,463	13,333	24,790
National Scientific and Technological Development Fund - FNDCT	1,929	4,487	-	-
Energy Research Company - EPE	964	2,242	-	-
Fund for Reversal	-	-	17,750	17,750
Advances	61,158	28,073	0	20
Provision for environmental expenditure	-	-	52,763	46,215
Payroll	13,113	12,361	-	-
Profit sharing	30,062	49,396	4,171	7,846
Collections agreement	74,491	76,371	-	-
Guarantees	-	-	27,927	25,014
Advance CDE	245,224	-	-	-
Account payable - bussiness combination	11,612	11,369	-	-
Other	42,928	76,067	2,147	2,381
Total	880,358	623,267	130,200	135,788

Eletrobrás Advance – Resources provided by the CDE – In Order n° 1711 of May 29, 2013, ANEEL authorized early advance by Eletrobrás to the distribution subsidiaries, using CDE funds, of the monthly amounts approved to cover discounts on the tariffs applicable to users of the public electric energy distribution service and the balanced reduction of the tariffs, for accrual periods May to November 2013. An amount of R$ 343,313 was advanced and the balance of R$ 245,224 relates to the period July to November 2013.

(23)  SHAREHOLDERS’ EQUITY

The shareholders’ interest in the Company’s equity at June 30, 2013 and December 31, 2012 are shown below:

	Number of shares
	June 30, 2013		December 31, 2012
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	288,569,602	29.99	288,569,602	29.99
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	-	-	9,897,860	1.03
VBC Energia S.A.	-	-	9,897,860	1.03
Camargo Correa S.A.	837,860	0.09	12,642,390	1.31
ESC Energia S.A.	234,092,930	24.33	224,195,070	23.30
Bonaire Participações S.A.	6,308,790	0.66	6,308,790	0.66
Energia São Paulo FIA	136,820,640	14.22	115,118,250	11.96
BNDES Participações S.A.	81,053,460	8.42	81,053,460	8.42
Antares Holdings Ltda.	16,039,720	1.67	16,039,720	1.67
Brumado Holdings Ltda.	34,502,100	3.59	34,502,100	3.59
Membros da Diretoria Executiva	72,077	0.01	47,610	0.00
Demais Acionistas	163,977,081	17.04	164,001,548	17.04
Total	962,274,260	100.00	962,274,260	100.00

Details of the items included in shareholders’ equity are described in the financial statements of December 31, 2012.

23.1 – Change in interest and stock purchase option - Company’s controlling shareholders

In a Relevant Fact dated March 28, 2013 the Company informed that the stock purchase option by its controlling shareholders had been concluded. This transaction was disclosed previously in a Relevant Fact dated January 24, 2013, described in the financial statements of December 31, 2012.

After completion of the transaction, by means of the effective transfer of the shares on March 25, 2013, ownership of the shares is now as follows:

	Number of shares-linked		Number of shares
	Before disposal	After disposal	Before disposal	After disposal
VBC Energia S.A.	9,897,860	-	9,897,860	-
ESC Energia S.A.	224,188,344	234,086,204	224,195,070	234,092,930
Camargo Corrêa S.A.	11,804,530	-	12,642,390	837,860
BB Carteira Livre I FIA	196,276,558	196,276,558	288,569,602	288,569,602
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	9,897,860	-	9,897,860	-
Energia São Paulo FIA	90,484,600	112,186,990	115,118,250	136,820,640
Bonaire Participações S.A.	10,000	10,000	6,308,790	6,308,790
Shareholders control	542,559,752	542,559,752	666,629,822	666,629,822

23.2 – Statutory reserve - financial asset of concession

As mentioned in the December 31, 2012 financial statements, as from 2012, the distribution subsidiaries record a restatement regarding to the change in the expectation of cash flow from the financial asset in profit or loss for the year. Since the Company will only receive the cash related to such income at the end of the concession through the indemnification of the concession, these amounts have been retained as “earnings retained for investment”, within the shareholders’ equity.

In accordance with the changes to the of CPFL Energia´s by laws aproved in the general meeting held on June 28, 2013, the statutory reserve “Adjustments to the Financial Asset of Concession Reserve” was created, based on article 194 of Law 6404/76, to adjust the cash flow from receipt by CPFL Energia of the compensation from the granting authority at the end of the concession term of the distribution concessionaires to the accumulated result resulting from the changes of estimated cash flows from these financial assets.

Accordingly, the balance of the earning retained for investments at December 31, 2012 was reclassified to the statutory reserve - financial asset of concession; the profit or loss for the period resulting from the changes in the estimated cash flows from the concession assets was also reclassified in equity, net of tax effects, under earnings retained for this reserve

(24)  EARNINGS PER SHARE

Earnings per share – basic and diluted

Basic and diluted earnings per share for the quarters and half years ended at June 30, 2013 and 2012 are calculated by dividing the net income attributable to controlling shareholders by the average weighted number of common shares outstanding in the periods presented. Specifically in the case of diluted earnings per share, the dilutive effects of potential convertible notes are taken into account, as shown below:

	2nd quarter 2013	1st semester 2013	2nd quarter 2013 restated	1st semester 2013 restated
Numerator
Net income/(loss) attributable to controlling shareholders	(120,911)	284,676	241,569	641,884
Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260	962,274,260	962,274,260
Net income/(loss) per share - basic	(0.13)	0.29	0.25	0.67

Numerator
Net income/(loss) attributable to controlling shareholders	(120,911)	284,676	241,569	641,884
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	-	(1,304)	(2,208)	(3,279)
Net income/(loss) attributable to the Controlling Shareholders	(120,911)	283,372	239,361	638,605
Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260	962,274,260	962,274,260
Net income/(loss) per share - diluted	(0.13)	0.29	0.25	0.66

(*) Proportional to the interest on the subsidiary (63%)

The dilutive effect of the numerator in calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirectly controlled entity CPFL Renováveis. Calculation of the effects was based on the assumption that these debentures would be converted into common shares of the subsidiary at the beginning of each year, except for the 2nd quarter, for which there is an antidilutive impact.

(25)  OPERATING REVENUE

	Consolidated
	2013		2012
Revenue from Eletric Energy Operations	2nd quarter	1st semester	2nd quarter restated	1st semester restated
Consumer class
Residential	1,355,933	2,955,705	1,636,933	3,270,500
Industrial	890,589	1,784,562	1,026,434	1,979,837
Commercial	707,749	1,520,628	837,969	1,684,446
Rural	98,425	204,515	119,149	233,853
Public Administration	102,149	201,795	115,521	219,724
Public Lighting	68,865	147,009	87,558	169,003
Public Services	123,355	242,674	138,284	268,942
(-) Adjustment of excess and surplus revenue of reactive	(16,455)	(23,033)	(6,269)	(12,755)
Billed	3,330,610	7,033,855	3,955,579	7,813,550
Unbilled (Net)	78,102	(39,548)	(94,020)	(20,246)
Emergency Charges - ECE/EAEE	-	(257)	1	1
Reclassification to Network Usage Charge - TUSD - Captive Consumers	(1,253,582)	(2,891,103)	(2,021,576)	(3,881,605)
Electricity sales to final consumers	2,155,130	4,102,947	1,839,983	3,911,699

Furnas Centrais Elétricas S.A.	109,268	217,386	101,347	202,741
Other Concessionaires and Licensees	531,216	942,460	283,500	562,099
Current Electric Energy	(28,677)	133,347	65,380	74,038
Electricity sales to wholesaler´s	611,807	1,293,192	450,228	838,879

Revenue due to Network Usage Charge - TUSD - Captive Consumers	1,253,582	2,891,103	2,021,576	3,881,605
Revenue due to Network Usage Charge - TUSD - Free Consumers	249,573	509,944	345,675	690,205
(-) Adjustment of revenue surplus and excess responsive	(4,246)	(6,300)	(1,374)	(4,621)
Revenue from construction of concession infrastructure	259,198	517,827	321,741	591,051
Resources provided by the Energy Development Account - CDE	159,728	278,144	13,313	13,496
Other Revenue and Income	86,524	156,427	60,998	142,327
Other operating revenues	2,004,358	4,347,144	2,761,928	5,314,063
Total gross revenues	4,771,295	9,743,283	5,052,139	10,064,641

Deductions from operating revenues
ICMS	(706,072)	(1,447,015)	(788,032)	(1,564,919)
PIS	(66,918)	(136,718)	(66,309)	(141,681)
COFINS	(308,268)	(629,806)	(305,044)	(651,831)
ISS	(1,300)	(2,421)	(1,258)	(2,773)
Global Reversal Reserve - RGR	306	267	(27,315)	(53,986)
Fuel Consumption Account - CCC	-	(34,432)	(160,690)	(356,054)
Energy Development Account - CDE	(38,812)	(77,624)	(146,100)	(292,200)
Research and Development and Energy Efficiency Programs	(26,651)	(55,309)	(35,044)	(70,345)
PROINFA	(25,229)	(46,687)	(19,154)	(35,442)
Emergency Charges - ECE/EAEE	(1)	256	(1)	(1)
IPI	(7)	(23)	(27)	(60)
	(1,172,953)	(2,429,514)	(1,548,972)	(3,169,291)
Net revenue	3,598,342	7,313,769	3,503,167	6,895,350

	Consolidated
	2013		2012
Revenue from eletric energy operations - in GWh (*)	2nd quarter	1st semester	2nd quarter restated	1st semester restated
Consumer class
Residential	3,747	7,679	3,595	7,226
Industrial	3,661	7,276	3,629	7,087
Commercial	2,153	4,489	2,161	4,394
Rural	483	974	501	990
Public Administration	313	617	314	602
Public Lighting	397	781	389	754
Public Services	455	911	475	940
Billed	11,207	22,726	11,065	21,993
Own comsuption	9	18	8	17
Electricity sales to final consumers	11,216	22,744	11,073	22,010

Furnas Centrais Elétricas S.A.	754	1,501	754	1,509
Other Concessionaires and Licensees	3,063	5,579	2,079	4,308
Current Electric Energy	(52)	473	389	490
Electricity sales to wholesaler´s	3,766	7,552	3,223	6,307
(*) Information not reviewed by the independent auditors

	Consolidated
Number of consumers (*)	June 30,2013	June 30,2012
Consumer class
Residential	6,409,806	6,205,525
Industrial	58,703	59,334
Commercial	492,648	497,190
Rural	244,581	244,252
Public Administration	48,985	47,761
Public Lighting	9,360	8,873
Public Services	7,835	7,608
Total	7,271,918	7,070,543
(*) Information not reviewed by the independent auditors

In accordance with ANEEL’s Order 4722 of December 18, 2009, concerning the basic procedures for preparation of the financial statements, the energy distribution subsidiaries reclassified part of the amount related to revenue from under the heading “Electricity sales to final consumers”, Commercialization activities, to “Other operating revenues”, Distribution activities, under the heading “Revenue from Network Usage Charge - TUSD captive consumers”.

25.1 Periodic Tariff Review (“RTP”) and Annual Tariff Review (“RTA”)

The details of the tariff reviews of the distributors are shown below:

		2013		2012
Company	Month	Annual Tariff Review - RTA	Effect perceived by consumers (a)	Annual Tariff Review - RTA	Effect perceived by consumers (a)
CPFL Paulista	April	5.48%	6.18%	3.71%	2.89%
CPFL Piratininga	October	8.79%	5.50%	8,79% (b)	5,5% (b)
RGE	June	-10.32%	-10.64%	11.51%	3.38%
CPFL Santa Cruz	February	(c)	(c)	(c)	(c)
CPFL Leste Paulista	February	(c)	(c)	(c)	(c)
CPFL Jaguari	February	(c)	(c)	(c)	(c)
CPFL Sul Paulista	February	(c)	(c)	(c)	(c)
CPFL Mococa	February	(c)	(c)	(c)	(c)

(a)  Represents the average effect perceived by consumers as a result of elimination from the tariff base of financial components added in the previous tariff adjustment (not reviewed by the independent auditors).

(b)   On October 2, 2012 ANEEL approved the RTP de 2011 for the subsidiary CPFL Piratininga, with a total repositioning of -5.43%, of which -4.45% relates to the economic repositioning and -0.98% to the financial components. This result was used as a basis for calculation of the 2012 Annual Tariff Readjustment. On October 16, 2012 ANEEL’s Collegiate Board of Directors approved the 2012 Annual Tariff Review – RTA of the subsidiary.  Tariffs were increased by 8.79%, on average, of which 7.71% relates to the economic increase and 1.08% to the financial components.

The 2012 RTA took into consideration the impact of 1/3 of the financial component of the 2011 RTP, which represents a reduction of 2.42%. If this effect had not been taken into account, the total increase of the 2012 RTA would have been 11.21%. With the ratification of the 2011 RTP and 2012 RTA, the average effect to be perceived by consumers is 5.50% in relation to the tariffs in force. The new tariffs are effective from October 23, 2012 to October 22, 2013.

(c)   On January 31, 2012, ANEEL extended the effective term of the supply tariffs and TUSD of these subsidiaries, until the final processing of the tariff review.

The Periodic Tariff Review - RTP of February 2012 was only ratified in January 2013, but without immediate application of the tariffs. Based on the tariffs of the 2012 RTP, ANEEL ratified the Extraordinary Tariff Review (“RTE”) (Note 25.2), effective from January 24, 2013 to February 2, 2013. The tariffs ratified in the 2013 RTA, which incorporated the effects of the extension of the RTP, came into effect from February 3, 2013.

The RTP and RTA percentages for these subsidiaries are as follows:

	RTP 2012		RTA 2013
	With financial components	Effect perceived by consumers compared to RTA/11	With financial components	Effect perceived by consumers compared to RTE/13
CPFL Santa Cruz	8.10%	-4.66%	9.32%	-0.94%
CPFL Leste Paulista	0.08%	-1.25%	6.48%	3.36%
CPFL Jaguari	-7.10%	-7.33%	2.71%	2.68%
CPFL Sul Paulista	-3.72%	-5.02%	2.27%	2.21%
CPFL Mococa	9.00%	6.34%	7.00%	5.10%

25.2 Extraordinary Tariff Review (“RTE”)

In order to encompass the effects of Provisional Measure 579/2012, (converted into Law 12783 in January 2013) – Extension of the concessions and other topics of interest, ANEEL ratified the result of the 2013 Extraordinary Tariff Review (“RTE”), applied for consumption from January 24, 2013. The extraordinary review encompassed the electric energy quotas of the generation plants that renewed their concession contracts. The total energy produced by these plants was divided into quotas for the distributors. The effects of the elimination of the Global Reversal Reserve - RGR and Fuel Consumption Account - CCC, the reduction in the Energy Development Account - CDE and the decrease in the transmission costs were also computed. This RTE has no impact on the net profit or loss.  ANEEL ratified the result of the 2013 extraordinary review for the distribution subsidiaries with the following resolutions. The average effects for the distributors’ consumers were:

(*)Information not reviewed by the independent auditors

25.3 – Resources provided by the Energy Development Account - CDE

Provisional Measure 579, of September 11, 2012 (converted into Law 12783 of January 11, 2013) determined that the resources related to the low income subsidy, as well as other tariff discounts should be fully subsidized by resources from the CDE. Income of R$ 278,413  was recorded in the first semester of 2013 (R$ 159,727 in the second quarter), R$ 35,054   for the low income subsidy (R$17,414  in the second quarter) and R$ 243,089 for other tariff discounts (R$ 142,013 in the second quarter), set against accounts receivable Eletrobrás – Resources provided by the CDE (Note 10).

(26)  COST OF ELECTRIC ENERGY

	Consolidated
	2013		2012
Electricity Purchased for Resale	2nd quarter	1st semester	2nd quarter restated	1st semester restated
Itaipu Binacional	316,117	611,258	288,723	539,861
Current Electric Energy	134,943	341,477	63,660	122,415
PROINFA	57,827	119,810	54,200	111,557
Energy purchased of bilateral contracts and through action in the regulated market	1,707,832	3,532,336	1,436,775	2,665,229
Resources provided by the Energy Development Account - CDE - Decree 7.945/13	(63,344)	(495,107)	-	-
Credit of PIS and COFINS	(197,945)	(375,186)	(168,347)	(313,964)
Subtotal	1,955,431	3,734,588	1,675,011	3,125,099

Electricity Network Usage Charge
Basic Network Charges	137,676	264,846	271,969	548,171
Transmission from Itaipu	8,668	17,128	23,297	46,267
Connection Charges	10,778	22,532	19,834	38,865
Charges of Use of the Distribution System	6,444	15,235	8,006	15,141
System Service Charges - ESS	77,107	321,097	22,771	52,006
Reserve Energy charges	35,788	35,758	23,514	36,310
Resources provided by the Energy Development Account - CDE - Decree 7.945/13	(61,194)	(327,637)	-	-
Credit of PIS and COFINS	(18,048)	(29,784)	(33,910)	(67,586)
Subtotal	197,220	319,175	335,481	669,173

Total	2,152,651	4,053,763	2,010,491	3,794,273

	Consolidated
	2013		2012
Electricity Purchased for Resale - in GWh (*)	2nd quarter	1st semester	2nd quarter restated	1st semester restated
Itaipu Binacional	2,684	5,300	2,675	5,329
Current Electric Energy	793	1,489	416	1,514
PROINFA	237	473	245	500
Energy purchased of bilateral contracts and through action in the regulated market	10,986	21,875	10,632	20,686
Total	14,700	29,136	13,967	28,029
(*) Information not reviewed by the independent auditors

26.1 Resources provided by the CDE - Decree 7945/13

Due to the unfavorable hydropower conditions from the end of 2012, including the low levels of water reserves at the hydroelectric power plants, the output of the thermal plants was set at the highest level. In view of this and considering the concessionaires’ exposure in the short-term market, due largely to allocation of the physical energy and power guarantee quotas and repeal of the plants’ authorization by ANEEL, the energy cost of the distributors increased significantly in 2012 and first semester of 2013.

As a result of this scenario and as the distribution concessionaires do not have control over these costs, on March 7, 2013, the Brazilian government issued Decree 7945, which provided for certain changes in the contracting of energy and the objectives of the Energy Development Account - CDE charge.

In relation to contracting of energy, Decree 7945 (i) reduced the minimum term from three years to one, as from the start of the energy supply, for commercialization contracts for electric energy provided by existing ventures and (ii) increased the pass-through of the distributors’  electric energy acquisition costs to the final consumers from one hundred and three to one hundred and five percent of the total amount of electric energy contracted in relation to the distributor’s annual supply load.

The Decree amended the objectives of the CDE, and introduced the pass-through of CDE funds to the distribution concessionaires in relation to the following costs:

i.  exposure in the short-term market of the hydroelectric power plants contracted under a system of physical guarantee of electric energy and power quotas, due to inadequate allocation of generation in the scope of the Energy Relocation Mechanism – MRE (Hydrological Risk);

ii. exposure of the distributors in the short-term market, due to insufficient contractual support for the load distributed, in relation to the amount of replacement not recontracted as a result of non-participation in the extension of the electric energy generation concessions (Involuntary exposure);

iii. the additional cost related to activation of thermoelectric plants without respecting the order of merit by decision of the Electrical Sector Monitoring Committee – CMSE (ESS – Energy Security);

iv. the full or partial amount of the accumulated positive balance in the CVA (compensation mechanism) account, for the system service charge and energy purchased for resale (CVA ESS and Energy).

In relation to items (i), (ii) and (iii), in accordance with CPC 07 / IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, the Company recorded the amount of R$ 440,578 in the first semester (R$ 113,832 in the second quarter).

In relation to item (iv), in the tariff review for the subsidiaries CPFL Paulista and RGE, in Order 1144, of April 18, 2013, and Authorization Resolution 1535, of June 18, 2013, respectively, ANEEL granted (i) in the case of the subsidiary CPFL Paulista, full coverage of the positive balances of the CVA calculated on energy purchased and the ESS charge for 2012, as well as positive amounts of the CVA for energy purchased in the availability auction, in the accrual period of January 2013, totaling R$ 371,460 and (ii) in the case of the subsidiary RGE, partial coverage of the CVA balances calculated on energy purchased and the ESS charge, amounting to R$ 10,706. Both amounts were credited to the cost of electric energy under Resources provided by the CDE– decree 7945/13, set against other credits in the line Accounts Receivable Eletrobrás – Resources provided by the CDE (Note 10).

The resources provided by the CDE recognized in the first semester of 2013 are shown in the following table, per distributor controlled by the Company:

	1st semester 2013
	Electricity purchased for resale			Electricity Network Usage Charge		Total
	Overcontracting	Quotas and hydrological risk	Electricity purchased - tariff review	System Service Charges - ESS	System Service Charges - ESS - tariff review
CPFL Paulista	83,314	17,852	327,252	141,821	44,207	614,448
CPFL Piratininga	39,817	1,146	-	61,565	-	102,528
CPFL Santa Cruz	7,971	(1)	-	9,760	-	17,729
CPFL Leste Paulista	-	-	-	2,739	-	2,739
CPFL Sul Palista	-	(1)	-	2,727	-	2,726
CPFL Jaguari	-	172	-	3,349	-	3,521
CPFL Mococa	-	-	-	1,869	-	1,869
RGE	15,443	(11)	2,153	51,048	8,553	77,185
Total	146,545	19,157	329,405	274,876	52,760	822,744

(27)  OPERATING COSTS AND EXPENSES

	Parent company
	2nd quarter
	Operating Expenses				Total
	General		Other
	2013	2012 restated	2013	2012 restated	2013	2012 restated
Personnel	3,497	3,484	-	-	3,497	3,484
Materials	3	2	-	-	3	2
Outside Services	1,359	1,103	-	-	1,359	1,103
Depreciation and Amortization	18	14	-	-	18	14
Other:	1,072	1,159	-	30	1,072	1,189
Leases and Rentals	32	30	-	-	32	30
Publicity and Advertising	517	868	-	-	517	868
Legal, Judicial and Indemnities	274	115	-	-	274	115
Donations, Contributions and Subsidies	179	82	-	-	179	82
Loss/(Gain) on disposal and decommissioning and other losses on noncurrent assets	-	-	-	30	-	30
Other	71	64	-	-	71	64
Total	5,949	5,762	-	30	5,949	5,792

	Parent company
	1st semester
	Operating Expenses				Total
	General		Other
	2013	2012 restated	2013	2012 restated	2013	2012 restated
Personnel	6,525	5,880	-	-	6,525	5,880
Materials	5	3	-	-	5	3
Outside Services	2,391	3,067	-	-	2,391	3,067
Depreciation and Amortization	36	33	-	-	36	33
Other:	1,903	2,844	-	31	1,903	2,875
Leases and Rentals	63	59	-	-	63	59
Publicity and Advertising	670	1,836	-	-	670	1,836
Legal, Judicial and Indemnities	669	647	-	-	669	647
Donations, Contributions and Subsidies	375	225	-	-	375	225
Loss/(Gain) on disposal and decommissioning and other losses on noncurrent assets	-	-	-	31	-	31
Other	127	77	-	-	127	77
Total	10,860	11,827	-	31	10,860	11,858

	Consolidated
	2nd quarter
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated
Personnel	104,980	92,667	-	6	26,884	26,331	53,108	51,076	-	-	184,972	170,080
Employee Pension Plans	20,530	8,334	-	-	-	-	-	-	-	-	20,530	8,334
Materials	25,762	15,236	207	794	905	792	1,913	1,912	-	-	28,788	18,733
Outside Services	36,811	39,332	414	828	26,819	28,051	58,333	65,994	-	-	122,376	134,204
Depreciation and Amortization	167,491	172,893	-	-	8,885	8,400	13,636	3,431	-	-	190,011	184,724
Costs related to infrastructure construction	-	-	259,198	321,741	-	-	-	-	-	-	259,198	321,741
Other	8,081	7,735	(2)	(6)	41,516	35,637	273,222	17,001	93,715	76,894	416,533	137,262
Collection charges	-	-	-	-	13,142	12,240	-	-	-	-	13,142	12,240
Allowance for doubtful accounts	-	-	-	-	25,843	21,927	-	-	-	-	25,843	21,927
Leases and Rentals	5,394	5,647	-	-	2	29	2,718	3,034	-	-	8,114	8,710
Publicity and Advertising	82	3	-	-	92	5	3,004	4,594	-	-	3,178	4,601
Legal, Judicial and Indemnities	-	-	-	-	-	-	247,378	10,415	-	-	247,378	10,415
Donations, Contributions and Subsidies	-	-	-	-	2,034	1,333	757	502	-	-	2,790	1,835
Inspection fee	-	-	-	-	-	-	-	-	6,516	7,320	6,516	7,320
Loss/(Gain) on disposal and decommissioning and other losses on noncurrent assets	-	-	-	-	-	-	-	-	12,270	21	12,270	21
Intangible of concession amortization	-	-	-	-	-	-	-	-	74,929	69,226	74,929	69,226
Financial compensation for water resources utilization	1,190	192	-		-		-		-		1,190	192
Other	1,415	1,894	-	(6)	403	104	19,365	(1,545)	-	327	21,184	774
Total	363,655	336,197	259,817	323,362	105,009	99,211	400,211	139,414	93,715	76,894	1,222,408	975,078

	Consolidated
	1st semester
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated
Personnel	210,835	188,397	-	7	53,010	49,367	99,107	88,604	-	-	362,952	326,376
Employee Pension Plans	41,060	16,668	-	-	-	-	-	-	-	-	41,060	16,667
Materials	48,527	34,066	794	1,087	1,971	1,312	3,268	5,428	-	-	54,559	41,893
Outside Services	85,999	82,620	994	1,261	53,575	54,573	104,131	125,065	-	-	244,698	263,519
Depreciation and Amortization	331,967	275,175	-	-	16,992	16,509	27,459	15,205	-	-	376,418	306,890
Costs related to infrastructure construction	-	-	517,827	591,051	-	-	-	-	-	-	517,827	591,051
Other	19,867	19,044	(4)	(9)	82,181	70,478	367,545	42,902	181,805	149,616	651,395	282,031
Collection charges	-	-	-	-	26,379	24,085	-	-	-	-	26,379	24,085
Allowance for doubtful accounts	-	-	-	-	50,574	43,148	-	-	-	-	50,574	43,148
Leases and Rentals	13,138	11,457	-	-	6	64	5,413	5,408	-	-	18,557	16,929
Publicity and Advertising	116	39	-	-	154	13	5,627	7,852	-	-	5,897	7,904
Legal, Judicial and Indemnities	-	-	-	-	-	-	331,410	22,439	-	-	331,410	22,439
Donations, Contributions and Subsidies	-	-	-	-	4,047	2,652	2,160	1,197	-	-	6,207	3,849
Inspection fee	-	-	-	-	-	-	-	-	14,122	14,755	14,122	14,755
Loss/(Gain) on disposal and decommissioning and other losses on noncurrent assets	-	-	-	-	-	-	-	-	18,260	21	18,260	21
Intangible of concession amortization	-	-	-	-	-	-	-	-	149,421	134,726	149,421	134,726
Financial compensation for water resources utilization	3,112	1,352	-		-		-		-		3,112	1,352
Other	3,501	6,196	-	(9)	1,022	516	22,936	6,007	2	113	27,460	12,823
Total	738,255	615,970	519,610	593,396	207,730	192,241	601,509	277,204	181,805	149,615	2,248,910	1,828,426

(28)  FINANCIAL INCOME AND EXPENSES

	Parent company				Consolidated
	2013		2012		2013		2012
	2nd quarter	1st semester	2nd quarter restated	1st semester restated	2nd quarter	1st semester	2nd quarter restated	1st semester restated
Financial Income
Income from Financial Investments	3,053	5,694	5,902	20,424	55,505	94,315	42,713	104,389
Arrears of interest and fines	1	2	3	13	34,869	76,553	40,287	78,470
Restatement of tax credits	906	906	1,946	1,946	2,925	4,408	4,897	5,768
Restatement of Escrow Deposits	167	323	157	398	9,198	18,122	13,769	28,420
Monetary and Exchange Restatement	-	-	-	-	3,821	17,356	12,785	24,959
Adjustment to expected cash flow (note 9)	-	-	-	-	(2,030)	3,139	34,441	35,211
Discount on purchase of ICMS credit	-	-	-	-	3,303	8,964	3,938	7,019
PIS and COFINS on insterest on shareholders' equity	(6,702)	(6,702)	(9,931)	(9,931)	(6,702)	(6,702)	(9,931)	(9,931)
Other	1,533	2,601	985	2,626	19,692	33,109	14,966	23,911
Total	(1,041)	2,823	(938)	15,476	120,581	249,263	157,865	298,216

Financial Expense
Debt Charges	(7,553)	(12,907)	(10,219)	(22,156)	(290,140)	(551,909)	(253,698)	(518,693)
Monetary and Exchange Variations	(295)	(458)	172	251	(52,696)	(73,274)	(46,679)	(79,146)
(-) Capitalized borrowing costs	-	-	-	-	17,407	29,015	12,866	24,197
Public utilities	-	-	-	-	(2,147)	(4,901)	(3,481)	(5,213)
Adjustment to expected cash flow (note 9)	-	-	-	-	(126,491)	(99,710)	-	-
Interes and fines on taxes (note 20)	-	-	-	-	(59,579)	(60,483)	(1,023)	(1,159)
Other	(49)	(41)	(14)	(30)	(21,971)	(46,685)	(18,090)	(37,604)
Total	(7,897)	(13,405)	(10,061)	(21,934)	(535,617)	(807,947)	(310,105)	(617,617)

Net financial income (expense)	(8,938)	(10,582)	(10,999)	(6,459)	(415,036)	(558,684)	(152,240)	(319,401)

Interest was capitalized at an average rate of 8.10% p.a. in the first semester of 2013 (8.37% in the first semester of 2012) on qualifying assets, in accordance with CPC 20 and IAS 23.

As described in note 9, the estimated cash flow adjustment was negative in the quarter and the related amounts were reclassified to financial expenses in the quarter and semester.

(29)  SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by type of business: electric energy distribution, conventional generation, renewable generation, commercialization and services rendered.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices used between segments are based on similar market transactions. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company Management:

		Generation
	Distribution	conventional sources	renewable sources	Commercialization	Services	Other (*)	Elimination	Total
1st semester 2013
Net revenue	5,775,096	294,982	300,325	915,138	28,178	50	-	7,313,769
(-) Intersegment revenues	7,548	158,282	143,353	117,980	51,497	-	(478,660)	-
Income from electric energy service	679,557	262,190	66,692	13,189	298	(10,829)	-	1,011,096
Financial income	194,198	12,299	18,717	15,124	6,125	2,800	-	249,263
Financial expense	(492,016)	(142,885)	(147,723)	(10,069)	(1,844)	(13,410)	-	(807,947)
Income before taxes	381,738	165,258	(62,314)	18,243	4,579	(21,439)	-	486,066
Income tax and social contribution	148,096	35,731	4,484	7,412	2,092	17,015	-	214,830
Net Income	233,643	129,527	(66,798)	10,831	2,487	(38,454)	-	271,235
Total Assets (**)	16,107,381	4,460,488	9,072,809	452,204	188,752	1,894,655	-	32,176,288
Capital Expenditures and other intangible assets	443,431	6,231	564,496	1,600	13,888	266	-	1,029,912
Depreciation and Amortization	282,490	67,735	172,311	1,953	1,309	41	-	525,839

1st semester 2012 (***)
Net revenue	5,836,008	277,095	195,349	560,168	26,708	22	-	6,895,350
(-) Intersegment revenues	10,295	138,877	94,556	235,269	61,807	-	(540,805)	-
Income from electric energy service	829,273	257,233	63,867	114,935	19,734	(12,390)	-	1,272,651
Financial income	222,114	15,579	26,838	17,694	724	15,266	-	298,216
Financial expense	(315,747)	(121,583)	(86,171)	(68,121)	(3,942)	(22,054)	-	(617,617)
Income before taxes	735,639	208,915	4,534	64,508	16,516	(19,177)	-	1,010,937
Income tax and social contribution	261,840	35,975	(1,086)	17,771	8,012	29,954	-	352,466
Net Income	473,799	172,940	5,620	46,737	8,505	(49,131)	-	658,471
Total Assets (**)	14,729,776	4,376,136	8,786,521	466,645	186,303	378,898	-	28,924,279
Capital Expenditures and other intangible assets	605,516	3,863	652,059	2,292	2,828	190		1,266,748
Depreciation and Amortization	261,219	69,443	107,531	1,215	1,656	552	-	441,616

(*) Other: refers mainly to CPFL Energia after elimination of inter-group balances.

(**) Goodwill related to acquisitions, net of amortization, was allocated to the respective segments.

(***) The amounts for the total assets refer to December 31, 2012.

(30)    RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   ESC Energia S.A.

Controlled by the Camargo Corrêa group, which operates in a number of segments, including construction, cement, footwear, textiles, aluminum and highway concessions.

•   Energia São Paulo Fundo de Investimento em Ações

Controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Ações.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly-controlled entities under common control and that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)            Bank deposits and short-term investments –  refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in note 5. The Company and its subsidiaries also have Exclusive Investment Funds, managed by BB DTVM, among others.

b)            Loans and Financing and Debentures – relate to funds raised from the Banco do Brasil in accordance with notes 15 and 16. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in notes 15 and 16.

c)            Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated in the income statement over the term of the contract. JBS S.A. transactions refer to ICMS credit acquisition.

d)             Energy purchased, energy sales and charges – Refers to energy purchased or sold by distribution, comercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when performed at the free Market, are made under conditions considered by the Company as being similar to market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company Management. When performed at the regulated market, are in accordance with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

e)             Intangible assets, Property, plant and equipment, Materials and Service – refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy.

f)          Advances – Refers to advances to investments on research and development.

g)         Other revenue –  refers basically to revenue from rental of use of the distribution system for telephony services.

Certain subsidiaries have supplementary retirement plans operated by Fundação CESP, offered to the employees of the subsidiaries, as mentioned in Note 17.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The total remuneration of key management personnel in in the first semester of 2013, in accordance with CVM Decision 560/2008, was R$ 15,860. This amount comprises R$ 19,109 in respect of short-term benefits, R$ 426 for post-employment benefits and reversal of the provision of R$ 3,675 for other long-term benefits, recorded by the accrual method.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and jointly-controlled subsidiaries:

	Consolidated
	Assets		Liabilities		Revenue		Expense
	June 30, 2013	December 31, 2012 restated	June 30, 2013	December 31, 2012 restated	1st semester 2013	1st semester 2012 restated	1st semester 2013	1st semester 2012 restated
Bank deposits and short-term investments
Banco do Brasil S.A.	83,777	82,111	-	-	2,709	3,307	-	-

Loans and Financing, Debentures and Derivatives contracts
Banco do Brasil S.A.	-	-	1,636,334	1,778,338	-	-	53,916	157,777

Other financial transactions
Banco do Brasil S.A.	-	-	408	1,224	816	816	3,007	2,894
JBS S/A	-	-	-	-	68	1,989	-	-

Advance
Campos Novos Energia S.A. - ENERCAN	-	-	-	1,558	-	-	-	-
Centrais Eletricas da Paraíba S.A. - EPASA	-	-	-	572	-	-	-	-
Chapecoense Geração S.A.	-	-	-	1,272	-	-	-	-
Energética Barra Grande S.A. - BAESA	-	-	-	898	-	-	-	-

Energy sales and purchases and electricity network usage charge
Afluente Transmissão de Energia Elétrica S.A.	-	-	-	-	-	-	6	6
BRASKEM S.A.	-	-	-	-	16,279	-	-	-
Camargo Corrêa Cimentos S.A.	-	-	-	-	-	3,568	-	-
Companhia de Eletricidade do Estado da Bahia – COELBA	457	697	-	-	1,741	2,992	1	-
Companhia Energética de Pernambuco - CELPE	423	1,031	-	-	1,619	2,405	1	-
Companhia Energética do Ceara - COELCE	232	188	-	-	1,005	594	1	-
Companhia Energética do Rio Grande do Norte - COSERN	161	657	-	-	806	912	1	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	2,198	-	-	-
InterCement Brasil S.A.	-	1,263	-	-	-	-	-	-
NC Energia S.A.	-	-	-	-	11,905	-	-	-
Petrobras	-	-	-	-	-	-	-	32,929
SE NARANDIBA S.A.	-	-	-	-	-	-	1	1
Tavex Brasil S.A.	-	-	-	-	5,310	10,952	-	-
Telemar	-	-	-	-	-	2,035	-	-
Vale do Rio Doce S.A	-	-	-	-	-	9	-	14,022
Vale Energia S.A.	6,735	6,594	-	-	27,389	47,237	-	-
Vale S.A.	-	-	-	-	-	-	1,419	-
Campos Novos Energia S.A. - ENERCAN	-	377	24,804	29,548	-	-	74,662	66,688
Centrais Eletricas da Paraíba S.A. - EPASA	-	-	10,063	35,690	-	-	26,824	10,352
Chapecoense Geração S.A.	-	1,006	19,053	27,695	-	-	107,355	101,936
Energética Barra Grande S.A. - BAESA	-	-	418	7,066	-	-	39,515	37,480

Intangible assets, Property, plant and equipament, Materials and Service
Banco do Brasil S.A.	-	-	-	-	-	-	82	-
Boa Vista Empreendimento Imobiliário SPE Ltda.	-	-	-	-	50	-	-	-
Brasil Telecom S.A.	-	-	71	127	-	-	459	390
Camargo Corrêa Geração de Energia	0	-	-	-	-	-	-	-
Cia.de Saneamento Básico do Estado de São Paulo - SABESPREV	60	-	29	-	468	6	15	10
Concessionária do Sistema Anhanguera - Bandeirante S.A.	-	-	-	-	-	-	-	10
Concessionárias de Rodovias do Oeste de São Paulo	-	260	-	1	-	-	-	-
Embraer S.A.	37	2,326	-	-	37	-	-	-
Ferrovia Centro-Atlântica S.A.	224	112	-	-	238	-	-	-
HM 11 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	9	-	-	-
HM 12 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	9	-	-	-
HM 16 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	-	12	-	-
Indústrias Romi S.A.	4	-	-	-	22	40	-	-
InterCement Brasil S.A.	-	-	-	-	-	1,526	-	-
JBS S/A	-	-	-	-	-	32	-	-
Mineração Naque S.A.	-	21	-	-	-	-	-	-
MULTINER S/A	-	-	-	-	2	-	-	-
Oi S.A.	-	-	8	131	-	-	28	13
Petrobras	-	9	-	-	-	13	-	-
Recanto dos Sonhos Empreendimento Imobiliário SPE	-	27	-	-	-	33	-	-
Renovias Concessionária S.A.	-	-	-	-	-	-	6	-
Rodovias Integradas do Oeste - SP Vias	-	-	14	26	-	-	-	-
SAMM - Sociedade de Atividades em Multimídia Ltda.	107	-	-	-	498	-	-	-
Telemar	2	-	-	4	13	9	66	98
TOTVS S.A	-	9	147	111	-	-	1,342	452
Vale Fertilizantes S.A.	-	9	-	-	-	-	-	-
Campos Novos Energia S.A. - ENERCAN	-	-	4,170	-	664	634	-	-
Centrais Eletricas da Paraíba S.A. - EPASA	-	100	-	-	-	-	-	-
Chapecoense Geração S.A.	-	11	-	-	717	630	-	-
Energética Barra Grande S.A. - BAESA	66	-	-	-	664	634	-	-

Other revenue
Brasil Telecom S.A.	2,126	2,009	-	-	7,441	6,026	-	-
Telemar	-	-	-	-	-	9	-	-

(31)  RISK MANAGEMENT

The business of the Company and its subsidiaries mainly comprises the generation, commercialization and distribution of electric energy.  As public utilities concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for developing the Corporate Risk Management model for the CPFL Group in respect of strategy (policy, direction and risk maps), processes (planning, measurement, monitoring and reporting), systems and governance.

The risk management policy was established to identify, analyze and treat the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Group’s activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Procedures Committee to provide guidance for the Internal Auditing work and in preparing proposals for improvements. The Internal Auditing team conducts both periodic and “ad hoc” reviews in order to ensure alignment of the procedures to directives and strategies set by the shareholders and management.

The Fiscal Council’s responsibilities include certifying that Management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility that the subsidiaries might incur losses and cash constraints due to fluctuations in currency exchange rates, increasing the balances of liabilities denominated in foreign currency. The exposure in relation to funds raised in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. This risk is quantified in Note 32. The Company’s subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect as a result of consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered.  Decree 7945 established that the full or partial amount of the accumulated positive balance by the CVA in relation to the system service charge and energy purchased for resale (CVA ESS and Energy) should be passed on through the CDE, at the time of the tariff adjustment or review (Note 26).

Interest Rate Risk: This risk derives from the possibility that the Company and its subsidiaries might incur losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 32.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the Company is primarily generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan - PEN 2013, drawn up by the National Electrical System Operator, the risks of any energy shortfall is low for 2013, and another energy rationing program is unlikely. These risks could be mitigated by early generation of thermal energy, using the Short-Term Operating Procedures (Procedimentos Operativos de Curto Prazo – POCP), or by an advance order authorized by the Electrical Sector Monitoring Committee (Comitê de Monitoramento do Setor Elétrico – CMSE), thereby diminishing depletion of the reservoirs. This procedure was followed in the last quarter of 2012 and is being used during 2013, with the thermal plants being put into operation to preserve the reservoirs. Payment for the additional cost of this energy security was covered in Resolution 03 of the National Energy Policy Council – CNPE, which established the apportionment for all the market agents. Although there are discussions in the sector about the subject, the subsidiaries have been recording this cost.

Risk of Acceleration of Debts: The Company and its subsidiaries have loans and financing agreements and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8.987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower increases than those expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

Risk Management for Financial instruments

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly have procedures in place to control and follow-up on the transactions and balances of financial instruments, in order to monitor the risks and current rates in comparison with market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, only in the event of exposure that Management regards as a risk and with the appropriate levels of approval. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company meets the requirements of the Sarbanes-Oxley Law, and therefore has internal control policies focused on achieving a strict control environment to minimize the exposure to risks.

(32)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

				Consolidated
				June 30, 2013		December 31, 2012 restated
	Category	Measurement	Level (*)	Accounting balance	Fair value	Accounting balance	Fair value

Assets
Cash and cash equivalent (note 5)	(a)	(2)	Level 1	3,478,180	3,478,180	1,152,712	1,152,712
Cash and cash equivalent (note 5)	(a)	(2)	Level 2	1,941,404	1,941,404	1,282,322	1,282,322
Consumers, Concessionaires and Licensees (note 6)	(b)	(1)	n/a	2,013,888	2,013,888	2,366,682	2,366,682
Leases	(b)	(1)	n/a	45,602	45,602	41,443	41,443
Financial investments	(c)	(1)	n/a	-	-	3,939	3,939
Financial investments	(a)	(2)	Level 1	6,891	6,891	2,161	2,161
Derivatives (note 32)	(a)	(2)	Level 2	539,475	539,475	487,308	487,308
Financial asset of concession (note 9)	(d)	(2)	Level 3	2,505,747	2,505,747	2,377,240	2,377,240
Receivables from Resources provided by the Energy Development Account - CDE (note 10)	(b)	(1)	n/a	103,024	103,024	49,943	49,943
Other finance assets (**)	(b)	(1)	n/a	291,560	291,560	356,146	356,146
				10,925,772	10,925,772	8,119,896	8,119,896

Liabilities
Suppliers (note 14)	(e)	(1)	n/a	1,612,030	1,612,030	1,695,469	1,695,469
Loans and financing - Principal and interest (note 15)	(e)	(1)	n/a	7,441,301	7,174,426	6,889,549	6,766,129
Loans and financing - Principal and interest (note 15) (****)	(a)	(2)	Level 2	2,829,720	2,829,720	2,388,245	2,388,245
Debentures - Principal and interest (note 16)	(e)	(1)	n/a	8,429,952	7,531,814	6,195,237	6,396,903
Regulatory Charges (note 18)	(e)	(1)	n/a	32,076	32,076	110,776	110,776
Derivatives (note 32)	(a)	(2)	Level 2	740	740	445	445
Public utility (note 21)	(e)	(1)	n/a	80,697	80,697	79,813	79,813
Other finance liabilities (***)	(e)	(1)	n/a	164,036	164,036	172,135	172,135
				20,590,553	19,425,540	17,531,670	17,609,916
(*) Refers to the hierarchy for determination of fair value

(**) Other financial assets include: (i) Pledges, funds and tied deposits, (ii) Fund tied to the foreign currency loan, (iii) Services rendered to third parties, (iv) Refund of RGR and (v) Collection agreements, as disclosed in note 10

(***) Other financial liabilities include: (i) Consumers and concessionaires, (ii) Nacional scietific and technological development fund - FNDCT, (iii) Energy research company - EPE, (iv) Collection agreement, (v) Reversal fund and (vi) Business acquisition, as disclosed in note 22.

(****) As a result of the initial designation of this financial liability, the financial statements showed a gain of R$ 5,830 (loss of R$ 11,310 in 1st semester 2012)
Key
Category:	Measurement:
(a) - Measured at fair value through profit or loss	(1) - Measured at amortized cost
(b) - Loans and receivables	(2) - Mensured at fair value
(c) - Held to maturity
(d) - Available for sale
(e) - Other finance liabilities

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security relates to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian Reais.

CPC 40 and IFRS 7 require classification at three levels for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 and IFRS 7 also define observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data.

Since the distribution subsidiaries have classified their financial asset of concession as available-for-sale, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between periods and the respective gains (losses) in net income are disclosed in note 10. There is no effect on equity.

The Company recognizes in “Investments at cost” in the financial statements the 5.93% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154 common shares and 18,953 preferred shares. Since Investco’s shares are not quoted on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rates.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the majority of the derivatives entered into by the subsidiaries (Note 16) have terms fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes. Other debts with different terms from their respective derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

At June 30, 2013, the Company and its subsidiaries had the following swap operations:

	Market values (accouting balance)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain/(Loss) on marking to market	Currecy / index	Maturity range	Notional	Negotiation market
Derivatives for protection of debts designated at fair value
Exchange rate hedge
CPFL Paulista
BNP Paribas	67,049	-	67,049	63,565	3,484	dollar	Jun 2014	160,000	over the counter
J.P.Morgan	31,970	-	31,970	30,126	1,843	dollar	Jul 2014	78,250	over the counter
J.P.Morgan	33,574	-	33,574	31,784	1,791	dollar	Aug 2014	76,700	over the counter
Morgan Stanley	27,166	-	27,166	22,813	4,354	dollar	Sep 2016	85,475	over the counter
Bank of America Merrill Lynch	72,948	-	72,948	60,826	12,121	dollar	Jul 2014	156,700	over the counter
Societe Generale	16,284	-	16,284	13,893	2,391	dollar	Aug 2016	33,173	over the counter
Citibank	27,053	-	27,053	22,577	4,476	dollar	Sep 2016	85,750	over the counter
HSBC	12,003	-	12,003	11,038	965	dollar	Sep 2014	41,050	over the counter
Scotiabank	4,134	-	4,134	2,774	1,360	dollar	Jul 2016	49,000	over the counter
	292,181	-	292,181	259,395	32,785

CPFL Piratininga
BNP Paribas	20,169	-	20,169	19,076	1,093	dollar	Jul 2014	45,990	over the counter
J.P.Morgan	67,053	-	67,053	63,540	3,513	dollar	Aug 2014	153,400	over the counter
Bank of America	33,535	-	33,535	28,095	5,440	dollar	Aug 2016	80,250	over the counter
Societe Generale	21,367	-	21,367	18,230	3,137	dollar	Aug 2016	43,527	over the counter
Citibank	5,121	-	5,121	4,472	649	dollar	Aug 2016	12,840	over the counter
Scotia Bank	5,399		5,399	3,623	1,776	dollar	Jul 2016	64,000	over the counter
	152,644	-	152,644	137,036	15,608

CPFL Santa Cruz
J.P.Morgan	917		917	625	1,542	dolar	Jan 2013	20,000	over the counter
Banco Santander	(642)		(642)	(625)	(1,266)	dolar	Jun 2016	20,000	over the counter
	275	-	275	0	275
CPFL Leste Paulista
Citibank/	2,444	-	2,444	2,320	124	dollar	Sep 2014	8,000	over the counter
Bank of Nova Scotia	1,581		1,581	1,218	363	dollar	Jul 2015	25,000	over the counter
	4,025	-	4,025	3,537	487
CPFL Sul Paulista
Citibank	2,444		2,444	2,320	124	dollar	Sep 2014	8,000	over the counter
JPMorgan	481		481	328	153	dollar	Jul 2015	10,500	over the counter
SCOTIA	664		664	511	152	dollar	Jul 2015	10,500	over the counter
Santander	(706)		(706)	(687)	(18)	dollar	Jun 2016	22,000	over the counter
	2,884	-	2,884	2,472	412
CPFL Jaguari
Citibank	2,555	-	2,555	2,437	118	dollar	Aug 2014	7,000	over the counter
Bank of Nova Scotia	822		822	633	189	dollar	Jul 2015	13,000	over the counter
Santander	(994)		(994)	(969)	(26)	dollar	Jun 2016	31,000	over the counter
	2,383		2,383	2,102	281
CPFL Mococa
Citibank	2,139	-	2,139	2,030	109	dollar	Sep 2014	7,000	over the counter
Bank of Nova Scotia	696		696	536	160	dollar	Jul 2015	11,000	over the counter
	2,834	-	2,834	2,566	269
CPFL Geração
Citibank	40,700	-	40,700	35,267	5,433	dollar	Aug 2016	100,000	over the counter

RGE
Citibank	25,775	-	25,775	23,099	2,676	dollar	April 2012 to April 2016	128,590	over the counter
J.P. Morgan	8,020	-	8,020	6,340	1,680	dollar	July 2012 to July 2016	94,410	over the counter
Bank of Tokyo-Mitsubishi	6,858	-	6,858	12,541	(5,683)	dollar	April 2013 to May 2018	204,616	over the counter
	40,653	-	40,653	41,980	(1,327)

Subtotal	538,578	-	538,578	484,355	54,224

Hedge interest rate variation (1)

CPFL Energia
Citibank	251	-	251	139	112	CDI + spread	Sep 2014	300,000	over the counter

CPFL Paulista
Bank of America Merrill Lynch	(712)	-	(712)	39	(751)	CDI	Jul 2019	660,000	over the counter
J.P.Morgan	(295)	-	(295)	19	(314)	CDI	Feb 2021	300,000	over the counter
Votorantin	(69)	-	(69)	6	(75)	CDI	Feb 2021	100,000	over the counter
Santander	(67)	-	(67)	8	(75)	CDI	Feb 2021	105,000	over the counter
	(1,143)	-	(1,143)	72	(1,217)
CPFL Piratininga
J.P.Morgan	(119)	-	(119)	6	(125)	CDI	Jul 2019	110,000	over the counter
Votorantim	(20)	-	(20)	9	(29)	CDI	Feb 2021	135,000	over the counter
Santander	-		-	7	(7)	CDI	Feb 2021	100,000	over the counter
	(139)	-	(139)	22	(161)

RGE
Santander	158	-	158	82	76	CDI + spread	December 2011 to December 2013	93,333	over the counter
Citibank	30	-	30	6	24	CDI + spread	December 2011 to December 2013	33,333	over the counter
HSBC	-	(540)	(540)	30	(570)	% CDI	June 2013 to July 2019	500,000	over the counter
Votorantim	-	(200)	(200)	11	(211)	% CDI	June 2013 to February 2021	170,000	over the counter
	188	(740)	(552)	129	(681)

Derivatives for protection of debts not designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of America Merrill Lynch	55	-	55	39	16	dollar	Apr 2013	1,002	over the counter
Bank of America Merrill Lynch	566	-	566	382	184	dollar	Oct 2013	9,867	over the counter
	621	-	621	421	201

CPFL Geração			-		-
Votorantim	1,118	-	1,118	1,559	(441)	dollar	July 2013 to December 2014	57,678	over the counter

Subtotal	896	(740)	156	2,341	(2,187)

Total	539,475	(740)	538,735	486,696	52,037

Current	845	-
Noncurrent	538,630	(740)

For further details of terms and information about debts and debentures, see notes 15 and 16
(¹) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

Certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (Note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected debts. For the three and six-month periods ended June 30, 2013 and 2012, the derivatives resulted in the following impacts on profit or loss:

			Gain (Loss)
			2013		2012 restated
Company	Hedged risk / transaction	Account	2nd quarter	1st semester	2nd quarter	1st semester
CPFL Energia	Interest rate variation	Financial expense - swap	106	220	91	115
CPFL Energia	Mark to Market	Financial expense - Adjustment to fair value	(235)	(357)	237	533
CPFL Paulista	Interest rate variation	Financial expense - swap	72	72	-	-
CPFL Paulista	Exchange variation	Financial expense - swap	109,131	86,835	147,054	105,234
CPFL Paulista	Mark to Market	Financial expense - Adjustment to fair value	(2,228)	(18,074)	(15,224)	4,891
CPFL Piratininga	Interest rate variation	Financial expense - swap	22	25	13	97
CPFL Piratininga	Exchange variation	Financial expense - swap	38,293	29,307	52,334	37,436
CPFL Piratininga	Mark to Market	Financial expense - Adjustment to fair value	2,134	(4,132)	(4,039)	3,769
RGE	Interest rate variation	Financial expense - swap	124	207	122	201
RGE	Exchange variation	Financial expense - swap	29,358	24,106	16,248	16,248
RGE	Mark to Market	Financial expense - Adjustment to fair value	(3,561)	(6,992)	(5,133)	(5,058)
CPFL Geração	Interest rate variation	Financial expense - swap	-	-	77	86
CPFL Geração	Exchange variation	Financial expense - swap	13,034	9,271	22,113	15,210
CPFL Geração	Mark to Market	Financial expense - Adjustment to fair value	2,639	(178)	(1,428)	943
CPFL Santa Cruz	Exchange variation	Financial expense - swap	755	315	-	-
CPFL Santa Cruz	Mark to Market	Financial expense - Adjustment to fair value	38	(178)	-	-
CPFL Leste Paulista	Exchange variation	Financial expense - swap	2,469	1,721	1,126	775
CPFL Leste Paulista	Mark to Market	Financial expense - Adjustment to fair value	99	(167)	(95)	(15)
CPFL Sul Paulista	Exchange variation	Financial expense - swap	1,486	829	1,126	775
CPFL Sul Paulista	Mark to Market	Financial expense - Adjustment to fair value	68	(241)	(95)	9
CPFL Jaguari	Exchange variation	Financial expense - swap	604	145	1,039	723
CPFL Jaguari	Mark to Market	Financial expense - Adjustment to fair value	31	(185)	(86)	(15)
CPFL Mococa	Exchange variation	Financial expense - swap	1,396	983	985	678
CPFL Mococa	Mark to Market	Financial expense - Adjustment to fair value	55	(135)	(83)	(13)
			195,890	123,397	216,382	182,621

c) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

c.1) Exchange rates variation

If the level of net exchange rate exposure at June 30, 2013 is maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure R$ thousand	Risk	Exchange depreciation of 8,7%*	Exchange depreciation of 25%(**)	Exchange depreciation of 50%(**)
Financial asset instruments	34,415	dollar apprec.	2,982	8,604	17,208
Financial liability instruments (1)	(2,591,516)	dollar apprec.	(224,576)	(647,879)	(1,295,758)
Derivatives - Plain vanilla swap	2,559,466	dollar apprec.	221,799	639,866	1,279,733
	2,364		205	591	1,182

Total	3,661		205	591	1,182

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to exchange rate as of June 30, 2013

(1) This amount does not include CPFL Paulista's loan from the financial institution Bank of America Merrill Lynch, originally maturing in July 2014, as the loan was paid early, in July 2013 by contracting a predetermined future exchange rate. Accordingly, the Company is not subject to exchange exposure

c.2) Variation in interest rates

Assuming that (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at June 30, 2013 is maintained, and (ii) the respective accumulated annual indexes for the last 12 months remain stable (CDI 7.62% p.a.; IGP-M 6.31% p.a.; TJLP  5.00% p.a.), the effects on the Company’s financial statements for the next 12 months would be a net financial expense of R$ 686,494. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure R$ thousand	Risk	Scenario I(*)	Raising index by 25%(**)	Raising index by 50%(**)
Financial asset instruments	5,890,100	CDI apprec.	84,817	106,022	212,044
Financial liability instruments	(10,504,492)	CDI apprec.	(151,265)	(189,081)	(378,162)
Derivatives - Plain vanilla swap	(2,020,731)	CDI apprec.	(29,099)	(36,373)	(72,746)
	(6,635,122)		(95,546)	(119,432)	(238,864)

Financial asset instruments	6,891	IGP-M apprec.	(47)	109	217
Financial liability instruments	(98,376)	IGP-M apprec.	669	(1,552)	(3,104)
	(91,485)		622	(1,443)	(2,886)

Financial liability instruments	(4,059,845)	TJLP apprec.	-	(50,748)	(101,496)

Total increase	(10,786,452)		(94,924)	(171,623)	(343,247)
(*) The CDI, IGP-M and TJLP indexes considered of 8.64%, 5.63% and 5%, respectively, were obtained from information available in the market.
(**) In compliance with CVM Instruction 475/08, the percentage of raising index are related to information as of June 30, 2013

(33)  REGULATORY ASSETS AND LIABILITIES

The Company has the following assets and liabilities for regulatory purposes, which are not recorded in the financial statements.

	Consolidated
	June 30, 2013	March 31, 2013	December 31, 2012 restated	June 30, 2012 restated	March 31, 2012 restated	December 31, 2011 restated
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	39,513	60,711	65,534	64,409	63,967	67,244
Deferred Costs Variations
CVA (**)	694,043	686,461	897,364	779,797	514,143	404,148
Prepaid Expenses
Overcontracting	66,543	83,174	74,885	15,968	22,716	27,364
Low income consumers' subsidy - Losses	-	-	2,064	13,765	15,630	17,922
Neutrality of the sector charges	5,497	2,845	2,850	525	406	224
Tariff adjustment	2,663	3,790	2,696	(0)	(0)	467
Other financial components	68,250	84,047	92,582	94,756	90,067	53,180
	142,953	173,856	175,078	125,014	128,819	99,157
Liabilities
Deferred Gains Variations
Parcel "A"	(1,454)	(1,454)	(1,443)	(1,350)	(1,234)	(1,337)
CVA (**)	(298,582)	(372,532)	(373,784)	(621,296)	(561,097)	(488,500)
	(300,037)	(373,987)	(375,227)	(622,645)	(562,331)	(489,838)
Other Accounts Payable
Compensation for repositioning in the RTP (***)	(177,032)	(205,913)	(242,987)	-	-	-
Discounts TUSD and Irrigation (*)	(453)	(376)	(363)	(638)	(48)	(127)
Overcontracting	(40,346)	(26,090)	(28,919)	(51,640)	(71,060)	(48,367)
Low income consumers' subsidy - Gains	(10,587)	(13,979)	(22,813)	(28,484)	(28,641)	(17,010)
Neutrality of the sector charges	(58,064)	(60,033)	(66,985)	(110,778)	(97,299)	(97,138)
Tariff Review – Provisional Procedure	-	-	-	(162,122)	(84,903)	(32,181)
Other financial components	(21,521)	(4,027)	(4,254)	(5,229)	(9,903)	(5,739)
	(308,003)	(310,417)	(366,321)	(358,892)	(291,855)	(200,562)

Total net	268,470	236,624	396,428	(12,317)	(147,257)	(119,851)

(*) Network Usage Charge - TUSD (**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens (***) Periodic tariff review

(34)  NON CASH TRANSACTIONS

	Parent company		Consolidated
	June 30, 2013	June 30, 2012 restated	June 30, 2013	June 30, 2012 restated
Transactions resulting from business combinations
Property, plant and eqiupment acquired through business combination	-	-	-	594,502
Intangible asset acquired in business combination, net of tax effects	-	-	-	761,802
Other net assets acquired through business combination	-	-	-	(647,398)
	-	-	-	708,906
Cash acquired in the business combination	-	-	-	(28,278)
Acquisition price payable	-	-	-	-
Acquisition price paid	-	-	-	680,628

Other transactions
Capital decrease in subsidiaries for transfering investments	-	10,045	-	-
Reversal of provisions for socio-environmental costs capitalized in property, plant and equipment	-	-	624	1,961
Interest capitalized in property, plant and equipment	-	-	23,876	18,380
Interest capitalized in intangible concession asset - distribution infrastructure	-	-	5,139	5,816

(35)  RELEVANT FACTS AND SUBSEQUENT EVENT

35.1 Relevant fact – Rede Group

On July 8, 2013, the Company disclosed in a Relevant Fact that the Investment, Purchase and Sale Agreement and Other Covenants signed on December 19, 2012 by the Company, Equatorial Energia S.A. (“Equatorial”) and Mr. Jorge Queiroz de Moraes Junior, controlling shareholder of the Rede Group, with the objective of potential acquisition of the share control of the companies in the Rede Energia Group by Equatorial and realization by the Company of the investments foreseen in the Commitment, had been rescinded.

35.2 IPO  – CPFL Renováveis

The initial public offer of 27,977,618 common shares and second offer of 43,964,828 common shares of the subsidiary CPFL Renováveis, all registered, book-entry, with no face value and free and free and clear of any and encumbrance or lien, announced on June 27, 2013, was completed on July 17, 2013. A total of 71.9 million shares were distributed, at R$ 12.51 each, amounting to R$ 899.9 million. The operation raised a gross amount (i) of R$ 350.0 million in the initial offer, in which 27.9 million common shares were issued, which will be held in the capital account until the price per share equals capital divided by the total number of shares prior to the offer, and the remaining amount of net resources will be recorded in the capital reserve account; and (ii) R$ 549.9 million in the second offer, in which 43.9 million common shares were sold by the subsidiary’s non-controlling shareholders.

As mentioned in the December 31, 2012 financial statements, the shareholders’ agreement of CPFL Renováveis established that, if CPFL Renováveis fails to make an initial public offering within 24 months after signing of the agreement, its non-controlling shareholders were entitled to sell their shares to CPFL Energia or to any third party/parties nominated by CPFL Energia, and CPFL Energia was obliged to purchase those shares. Once the IPO above-mentioned has been concluded, the right/obligation established in the shareholders’ agreement ceases to exist.

The share composition of the subsidiary, after the public share offering and without taking the additional shares into consideration, is shown below:

	July 17, 2013
Shareholders	Common shares	%
CPFL Geração de Energia S.A.	259,748,799	59.00%
Secor LLC	24,255,307	5.51%
Patria Energia Fundo de Invest. Em Participações	21,064,242	4.78%
Pátria Energia Renovável - Fundo de
Investimento em Participações Infraestrutura	3,699,532	0.84%
Fundo de Invest. Partic. Brasil Energia	31,439,288	7.14%
DEG - Deutsche Investitions Und Ent MBH	6,499,722	1.48%
Fundo de Invest. Partic. Multisetorial Plus	13,104,207	2.98%
GMR Energia S.A.	8,498,104	1.93%
Other	71,942,446	16.34%
	440,251,647	100%

35.3 Loans and Financing

CPFL Paulista

A meeting of the Board of Directors held in May 2013 approved fundraising of up to R$ 591,000 by the subsidiary CPFL Paulista.

The amount of R$ 250,000 was released on July 7, 2013, in Banco do Brasil bank credit notes for a period of up to 5 years at a cost of 104.90% of the CDI.

The amount of R$ 340,380 was released on July 15, 2013 as per Law 4131/62 by Bank of America Merrill Lynch, with annual interest of quarterly Libor l + 1.48% and a term of 3 years. The interest will be paid quarterly and the principal will be paid in full at maturity. The subsidiary contracted a swap to converting the cost of the currency variation to 105% of the CDI.

The funds are to be used to reinforce working capital and extend the term of the outstanding debt.

CPFL Piratininga

A meeting of the Board of Directors held in May 2013 approved fundraising of up to R$ 153,000 by the subsidiary CPFL Piratininga.

The amount of R$ 100,000 was released on July 2, 2013, as per Law 4131/62 by Banco Santander, with annual interest of dollar exchange variation + 2.58% and a term of 3 years. The interest will be paid half yearly and the principal will be paid in full. The subsidiary contracted a swap to converting the cost of from currency variation to a variation of 105% of the CDI.

R$ 44,000 was released on July 7, 2013, as per form of Banco do Brasil banknotes, for a term of up to 5 years at a cost of 104.90% of the CDI.

The funds are to be used to reinforce working capital and extend the term of the outstanding debt.

CPFL Geração

A meeting of the Board of Directors held on July 15, 2013 approved the 6th issue of a single series of 46,000 ordinary unsecured debentures, not convertible into shares, by the subsidiary CPFL Geração, with a unit face value of R$ 10 and a total amount of R$ 460.000.

Interest will be paid half-yearly and will include interest at the 100% of the interbank deposit DI rate + 0.75% a year.

The funds will be used for early redemption of the subsidiary’s 2nd issue of promissory notes. The debentures will have a validity term of 7 years from the issue date.

CPFL Renováveis – Atlânticas Complex

On July 8, 2013, the indirect subsidiaries of the Atlânticas Complex made a 3rd issue of promissory notes by Banco do Brasil, amounting to R$ 138,000, at a cost of 108.5% of the CDI. This issue relates to extending the outstanding balance of the 2nd issue of promissory notes of the Atlânticas Complex SPCs, maturing on January 4, 2014

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of June 30, 2013:

Shareholders	Common shares	Interest - %
BB Carteira Livre I FIA	288,569,602	29.99
ESC Energia S.A.	234,092,930	24.33
Energia São Paulo FIA	136,820,640	14.22
BNDES Participações S.A.	81,053,460	8.42
Executive officers	72,077	0.01
Other shareholders	221,665,551	23.04
Total	962,274,260	100.00

Quantity and characteristic of secutiries held by Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of June 30, 2013 and 2012:

	June 30, 2013		June 30, 2012
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	666,668,822	69.28	666,629,822	69.28
Administrator	-	-	-	-
Executive officers	72,077	0.01	50,400	0.01
Board of directors	-	-	200	0.00
Fiscal Council Members	-	-	-	-
Other shareholders - free float	295,533,361	30.71	295,593,838	30.72
Total	962,274,260	100.00	962,274,260	100.00
Outstanding shares	295,533,361	30.71	295,593,838	30.72

SHAREHOLDING STRUCTURE							1st Semester 2013
CPFL ENERGIA S/A							Per units shares		Date of last change
1 - SHAREHOLDERS OF THE COMPANY	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	665,791,962	69.19%	100.00%	-	0.00%	0.00%	665,791,962	69.19%
1.1 Esc Energia S.A.	234,092,930	24.33%	100.00%	-	0.00%	0.00%	234,092,930	24.33%	25-mar-13
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	288,569,602	29.99%	100.00%	-	0.00%	0.00%	288,569,602	29.99%	26-dez-12
1.3 Bonaire Participações S.A.	6,308,790	0.66%	100.00%	-	0.00%	0.00%	6,308,790	0.66%	9-abr-12
1.4 Energia São Paulo FIA	136,820,640	14.22%	100.00%	-	0.00%	0.00%	136,820,640	14.22%	25-mar-13
Noncontrolling shareholders	296,482,298	30.81%	100.00%	-	0.00%	0.00%	296,482,298	30.81%
1.5 BNDES Participações S.A.	81,053,460	8.42%	100.00%	-	0.00%	0.00%	81,053,460	8.42%	15-ago-11
1.6 Board of Directors	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	31-jul-12
1.7 Executive officers	100,350	0.01%	100.00%	-	0.00%	0.00%	100,350	0.01%	5-jul-13
1.8 Other shareholders	215,328,488	22.38%	100.00%	-	0.00%	0.00%	215,328,488	22.38%	5-jul-13
Total	962,274,260	100.00%	100.00%	-	0.00%	0.00%	962,274,260	100.00%

2 - Entity: 1.1 Esc Energia S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	975,610,433	100.00%	100.00%	-	0.00%	0.00%	975,610,433	100.00%
1.1.1 VBC Energia S.A.	975,610,433	100.00%	100.00%	-	0.00%	0.00%	975,610,433	100.00%	21-nov-12
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	0-jan-00
Total	975,610,433	100.00%	100.00%	-	0.00%	0.00%	975,610,433	100.00%
3 - Entity: 1.1.1 VBC ENERGIA S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,014,978	100.00%	97.41%	133,511	100.00%	2.59%	5,148,489	100.00%
1.1.1.1 Átila Holdings S/A	2,405,393	47.96%	97.15%	70,530	52.83%	2.85%	2,475,923	48.09%	31-ago-11
1.1.1.2 Camargo Corrêa Energia S.A.	1,504,095	29.99%	96.97%	47,018	35.22%	3.03%	1,551,113	30.13%	5-set-11
1.1.1.3 Camargo Corrêa S.A.	717,383	14.30%	97.82%	15,963	11.96%	2.18%	733,346	14.24%	26-out-12
1.1.1.4 Camargo Corrêa Investimento em Infra-Estrutura S.A.	388,107	7.74%	100.00%	-	0.00%	0.00%	388,107	7.54%	31-ago-11
Noncontrolling shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%
1.1.1.5 Other shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%	26-out-12
Total	5,014,983	100.00%	97.41%	133,511	100.00%	2.59%	5,148,494	100.00%
4- Entity: 1.1.1.1 Átila Holdings S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
1.1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	380,575,180	46.33%	100.00%	-	0.00%	0.00%	380,575,180	46.33%	31-ago-11
1.1.1.1.2 Camargo Corrêa S.A	440,877,607	53.67%	100.00%	-	0.00%	0.00%	440,877,607	53.67%	1-set-09
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	0-jan-00
Total	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
5 - Entity: 1.1.1.2 Camargo Corrêa Energia S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,360,886	100.00%	77.41%	689,071	100.00%	22.59%	3,049,957	100.00%
1.1.1.2.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	2,360,886	100.00%	77.41%	689,071	100.00%	22.59%	3,049,957	100.00%	30-abr-12
Noncontrolling shareholders	-	0.00%	0.00%	4	0.00%	100.00%	4	0.00%
1.1.1.2.2 Other shareholders	-	0.00%	0.00%	4	0.00%	100.00%	4	0.00%	30-abr-12
Total	2,360,886	100.00%	77.41%	689,075	100.00%	22.59%	3,049,961	100.00%
6 - Entity: 1.1.1.3 Camargo Corrêa S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%
1.1.1.3.1 Participações Morro Vermelho S.A.	48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%	30-abr-12
Noncontrolling shareholders	3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
1.1.1.3.2 Other shareholders	3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%	30-abr-12
Total	48,946	100.00%	34.46%	93,100	100.00%	65.54%	142,046	100.00%
7 - Entity: 1.1.1.4 Camargo Corrêa Investimento em Infra-Estrutura S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,058,326,173	100.00%	100.00%	-	0.00%	0.00%	1,058,326,173	100.00%
1.1.1.4.1 Camargo Corrêa S.A.	1,058,326,173	100.00%	100.00%	-	0.00%	0.00%	1,058,326,173	100.00%	30-abr-12
Noncontrolling shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%
1.1.1.4.2 Other shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%	30-abr-12
Total	1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
8 - Entity: 1.1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	374,477	100.00%	81.01%	87,775	99.99%	18.99%	462,252	100.00%
1.1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	374,477	100.00%	81.01%	87,775	99.99%	18.99%	462,252	100.00%	28-ago-12
Noncontrolling shareholders	4	0.00%	44.44%	5	0.01%	55.56%	9	0.00%
1.1.1.1.1.2 Other shareholders	4	0.00%	44.44%	5	0.01%	55.56%	9	0.00%	30-abr-12
Total	374,481	100.00%	81.01%	87,780	100.00%	18.99%	462,261	100.00%
9 - Entity: 1.1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	Quotes/common shares	% ON	% Total	Preferred shares	% PN	% Total	TOTAL	% Total
Controlling shareholders	2,749,756,292	100.00%	100.00%	-	0.00%	0.00%	2,749,756,292	100.00%
1.1.1.1.1.1.1 Camargo Corrêa S.A.	2,749,756,292	100.00%	100.00%	-	0.00%	0.00%	2,749,756,292	100.00%	3-out-11
Noncontrolling shareholders	2	0.00%	100.00%	-	0.00%	0.00%	2	0.00%
1.1.1.1.1.1.2 Other shareholders	2	0.00%	100.00%	-	0.00%	0.00%	2	0.00%	3-out-11
Total	2,749,756,294	100.00%	100.00%	-	0.00%	0.00%	2,749,756,294	100.00%
									(continue)

10 - Entity: 1.1.1.3.1 Participações Morro Vermelho S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,249,991	100.00%	33.33%	4,500,000	100.00%	66.67%	6,749,991	100.00%
1.1.1.3.1.1 RCABON Empreendimentos e Participações S.A	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-mai-12
1.1.1.3.1.2 RCNON Empreendimentos e Participações S.A	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-mai-12
1.1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-mai-12
1.1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-out-08
1.1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-out-08
1.1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-out-08
1.1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	-	0.00%	0.00%	5,760	0.13%	100.00%	5,760	0.09%	1-out-08
Noncontrolling shareholders	9	0.00%	100.00%	-	0.00%	0.00%	9	0.00%
1.1.1.3.1.8 Other shareholders	9	0.00%	100.00%	-	0.00%	0.00%	9	0.00%	1-out-08
Total	2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
11 - Entity: 1.1.1.3.1.1 RCABON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.3.1.1.1 Rosana Camargo de Arruda Botelho	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%	1-out-08
Noncontrolling shareholders	-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.3.1.1.2 Other shareholders	-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%	1-out-08
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
12 - Entity: 1.1.1.3.1.2 RCNON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.3.1.2.1 Renata de Camargo Nascimento	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%	1-out-08
Noncontrolling shareholders	-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.3.1.2.2 Other shareholders	-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%	1-out-08
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
13 - Entity: 1.1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%
1.1.1.3.1.3.1 Regina de Camargo Pires Oliveira Dias	749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%	1-out-08
Noncontrolling shareholders	-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
1.1.1.3.1.3.2 Other shareholders	-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%	1-out-08
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
14 - Entity: 1.1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.1.3.1.4.1 Rosana Camargo de Arruda Botelho	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%	1-out-08
Noncontrolling shareholders	110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.1.3.1.4.2 Other shareholders	110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%	1-out-08
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
15 - Entity: 1.1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.1.3.1.5.1 Renata de Camargo Nascimento	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%	1-out-08
Noncontrolling shareholders	110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.1.3.1.5.2 Other shareholders	110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%	1-out-08
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
16 - Entity: 1.1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%
1.1.1.3.1.6.1 Regina de Camargo Pires Oliveira Dias	1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%	1-out-08
Noncontrolling shareholders	150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
1.1.1.3.1.6.2 Other shareholders	150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%	1-out-08
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
17 - Entity: 1.1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.1.3.1.7.1 Rosana Camargo de Arruda Botelho	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-out-08
1.1.1.3.1.7.2 Renata de Camargo Nascimento	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-out-08
1.1.1.3.1.7.3 Regina de Camargo Pires Oliveira Dias	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-out-08
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	0-jan-00
Total	5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%

18 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%	3-nov-09
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	0-jan-00
Total	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
									(continue)

19 - Entity: 1.3 Bonaire Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	66,728,875	100.00%	100.00%	-	0.00%	0.00%	66,728,875	100.00%
1.3.1 Energia São Paulo Fundo de Investimento em Ações	66,728,875	100.00%	100.00%	-	0.00%	0.00%	66,728,875	100.00%	19-dez-12
Noncontrolling shareholders	3	0.00%	100.00%	-	0.00%	0.00%	3	0.00%
1.3.2 Other shareholders	3	0.00%	100.00%	-	0.00%	0.00%	3	0.00%	19-dez-12
Total	66,728,878	100.00%	100.00%	-	0.00%	0.00%	66,728,878	100.00%

20 - Entity: 1.4 Energia São Paulo Fundo de Investimento em Ações	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	353,528,507	44.39%	100.00%	-	0.00%	0.00%	353,528,507	44.39%	16-nov-04
1.4.2 Fundação Petrobras de Seguridade Social - Petros	181,405,069	22.78%	100.00%	-	0.00%	0.00%	181,405,069	22.78%	16-nov-04
1.4.3 Fundação Sabesp de Seguridade Social - Sabesprev	4,823,881	0.61%	100.00%	-	0.00%	0.00%	4,823,881	0.61%	16-nov-04
1.4.4 Fundação Sistel de Seguridade Social	256,722,311	32.23%	100.00%	-	0.00%	0.00%	256,722,311	32.23%	16-nov-04
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	0-jan-00
Total	796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
21 - Entity: 1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%
1.4.1.1 Fundação CESP	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%	16-nov-04
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	0-jan-00
Total	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%

22 - Entity: 1.5 BNDES Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.5.1 Banco Nacional de Desenv. Econômico e Social (1)	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	15-dez-09
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	0-jan-00
Total	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%

(1) State agency - Federal Government Number of shares is expressed in units.

Quartely Social Report 2013 /2012 (*)
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	1st semester of 2013 Value (R$ 000)			1st semester of 2012 (**) Value (R$ 000)
Net Revenues (NR)	7,313,769			6,895,350
Operating Result (OR)	486,066			1,010,937
Gross Payroll (GP)	326,672			292,245
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	27,267	8.35%	0.37%	23,265	7.96%	0.34%
Mandatory payroll taxes	87,772	26.87%	1.20%	82,019	28.07%	1.19%
Private pension plan	17,753	5.43%	0.24%	15,797	5.41%	0.23%
Health	18,169	5.56%	0.25%	14,687	5.03%	0.21%
Occupational safety and health	1,398	0.43%	0.02%	937	0.32%	0.01%
Education	1,135	0.35%	0.02%	1,120	0.38%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	5,633	1.72%	0.08%	4,680	1.60%	0.07%
Day-care / allowance	478	0.15%	0.01%	455	0.16%	0.01%
Profit / income sharing	17,648	5.40%	0.24%	22,321	7.64%	0.32%
Others	3,164	0.97%	0.04%	2,901	0.99%	0.04%
Total - internal social indicators	180,417	55.23%	2.47%	168,182	57.55%	2.44%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	830	0.16%	0.01%	140	0.01%	0.00%
Culture	5,099	0.97%	0.07%	6,287	0.62%	0.09%
Health and sanitation	292	0.06%	0.00%	12	0.00%	0.00%
Sport	153	0.03%	0.00%	162	0.02%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	1,636	0.31%	0.02%	1,056	0.10%	0.02%
Total contributions to society	8,010	1.53%	0.11%	7,657	0.76%	0.11%
Taxes (excluding payroll taxes)	2,161,031	444.60%	29.55%	1,559,624	154.28%	22.62%
Total - external social indicators	2,169,041	446.24%	29.66%	1,567,281	155.03%	22.73%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	18,284	3.48%	0.25%	13,004	1.29%	0.19%
Investments in external programs and/or projects	32,224	6.14%	0.44%	26,611	2.63%	0.39%
Total environmental investments	50,508	9.62%	0.69%	39,615	3.92%	0.57%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	1st semester of 2013 Value (R$ 000)			1st semester of 2012 (**) Value (R$ 000)
Nº of employees at the end of period		8,633			8,304
Nº of employees hired during the period		589			1,242
Nº of outsourced employees		NA			NA
Nº of interns		253			229
Nº of employees above 45 years age		2,005			1,944
Nº of women working at the company		2,061			2,064
% of management position occupied by women		10.24%			11.76%
Nº of Afro-Brazilian employees working at the company		1,330			1,062
% of management position occupied by Afro-Brazilian employees		1.96%			1.97%
Nº of employees with disabilities		276			268
6 - Relevant information regarding the exercise of corporate citizenship	1st semester of 2013 Value (R$ 000)			1st semester of 2012 (**) Value (R$ 000)
Ratio of the highest to the lowest compensation at company	27.09			28.11
Total number of work-related accidents	32			19
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	885,610	526	2,759	731,872	908	2,898
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	100%	100%	3.3%	100%	100%	5.2%
Total value-added to distribute (R$ 000):	1st sem 2013	3,711,319		1st sem 2012 (**)	4,739,843
Value-Added Distribution (VAD):	60% government 11% employees 0% shareholders 22% third parties 7% retained			66% government 7% employees 0% shareholders 13% third parties 14% retained
7 - Other information
Consolidated information
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br
(*) Information not reviewed by the independent auditors
(**) Inclued the effects described in note 2.9 of consolidated financial statement
(***) Rate adjusted due to changes in methodology applied to distributors information

OTHER RELEVANT INFORMATION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), included in the Interim Financial Information Form (“ITR”), for the quarter ended June 30, 2013, which comprises the balance sheets as of June 30, 2013, and related statements of income and comprehensive income for the three and six-month periods then ended, and changes in shareholders' equity and cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of these individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information (“ITR”). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International standards on review of interim financial information statement (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Exchange and Securities Commission (“CVM”).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Securities Commission (“CVM”).

Emphases of matter

Restatement of corresponding amounts

As stated in note 2.9, as a result of changes in accounting policies related to employee benefits under technical pronouncement CPC 33 (R1) and IAS 19 (R) - Employee Benefits and accounting for joint arrangements, in accordance with technical pronouncement CPC 19 (R2) and IFRS 11 - Joint Arrangements, the corresponding individual and consolidated amounts of the balance sheets for the year ended December 31, 2012, as well as the interim financial information related to the statements of income and comprehensive income for the three- and six-month periods ended June 30, 2012 and statements of changes in shareholders' equity, cash flows and value added (supplemental information) for the six-month period ended June 30, 2012, presented for comparative purposes, have been adjusted and restated under technical pronouncement CPC 23 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors and technical pronouncement CPC 26 (R1) and IAS 1 - Presentation of Financial Statements. We issued an unqualified conclusion thereon.

Decree 7945 of March 7, 2013

Without modifying our conclusion on the Interim Financial Information for the quarter ended June 30, 2013, we draw attention to the matter described in note 26 regarding the accounting for funds transferred from the Energy Development Account (“CDE”) by the Company and its subsidiaries as a reduction in the cost of electric energy.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”) for the six-month period ended June 30, 2013, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information (ITR) and is considered as supplemental information for IFRSs that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that there are not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Campinas, July 31, 2013

DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes	Engagement Partner

The sheets related to the Interim Financial Information (ITR) reviewed by us are marked for identification purposes only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 15, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.